As filed with the Securities and Exchange Commission on April 9, 2008

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PROSPERITY BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Texas	6022	74-2231986
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Prosperity Bank Plaza

4295 San Felipe

Houston, Texas 77027

(713) 693-9300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David Zalman

Chairman and Chief Executive Officer

Prosperity Bancshares, Inc.

Prosperity Bank Plaza

4295 San Felipe

Houston, Texas 77027

(713) 693-9300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Charlotte M. Rasche	Larry E. Temple
Bracewell & Giuliani LLP	400 West 15th Street
South Tower Pennzoil Place	Suite 1510
711 Louisiana Street, Suite 2300	Austin, Texas 78701
Houston, Texas 77002	(512) 477-4677
(713) 223-2300	(512) 477-4478 (Fax)
(713) 221-2165 (Fax)

Approximate date of commencement of proposed sale of the securities to the public:  As soon as practicable after this registration statement becomes effective and all other conditions to the proposed merger described herein have been satisfied or waived.

If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price(2)	Amount of registration fee
Common Stock, $1.00 par value	1,757,813	N/A	$8,720,184	$343

(1)	Represents the estimated maximum number of shares of Prosperity common stock that could be issued in connection with the merger described herein.
(2)

Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(f)(2) and (f)(3) under the Securities Act by multiplying the book value of 1st Choice Bancorp, Inc. common stock of $14.91 per share as of March 31, 2008 by the maximum number of shares of 1st Choice Bancorp, Inc. common stock to be acquired by Prosperity in the merger described herein, minus the cash portion of the merger consideration to be paid by Prosperity to the holders of shares of 1st Choice Bancorp, Inc. common stock.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities, and it is not soliciting to buy these securities, in any state where the offer or sale is not permitted.

Subject to completion, dated April 9, 2008

1st Choice Bancorp, Inc.

parent company of

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

You are cordially invited to attend the special meeting of shareholders of 1st Choice Bancorp, Inc. to be held on                 , 2008 at          .m. at 2310 Yale Street, Texas 77008. At this important meeting, you will be asked to consider and vote on the approval of a reorganization agreement which provides for the merger of 1st Choice with and into Prosperity Bancshares, Inc. If the merger is completed, all outstanding shares of 1st Choice common stock will be converted into an aggregate of 1,757,813 shares of Prosperity common stock and $18,750,000 in cash, with the cash portion subject to decrease under certain circumstances as set forth in the reorganization agreement. Based on 1,842,400 shares of 1st Choice common stock issued and outstanding as of                     , 2008, holders of 1st Choice common stock will receive 0.9541 shares of Prosperity common stock plus $10.18 in cash, subject to decrease, for each share they own. After completion of the merger, we expect that current Prosperity shareholders will own approximately 96.2% of the combined company and shareholders of 1st Choice will own approximately 3.8% of the combined company. Prosperity’s common stock is listed on the NASDAQ Global Select Market under the symbol “PRSP.” Based on the closing price of Prosperity common stock on                     , 2008 of $            , shareholders of 1st Choice would receive merger consideration with a value of approximately $             for each share of 1st Choice common stock they own.

We cannot complete the merger unless we obtain the necessary government approvals and unless the holders of at least two-thirds of the outstanding shares of 1st Choice common stock approve the reorganization agreement. 1st Choice is asking its shareholders to consider and vote on this reorganization proposal at a special meeting of shareholders. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card to 1st Choice. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote FOR the reorganization agreement. If you do not return your proxy card, or if you do not instruct your broker how to vote any shares held for you in “street name,” the effect will be a vote against the reorganization agreement.

This document contains a more complete description of the special meeting and the terms of the reorganization agreement and the merger. We urge you to review this entire document carefully. You may also obtain information about Prosperity from documents that Prosperity has filed with the Securities and Exchange Commission. We enthusiastically support the merger and recommend that you vote in favor of the reorganization agreement.

Donald R. Harding
Chairman of the Board
1st Choice Bancorp, Inc.

An investment in Prosperity common stock in connection with the merger involves risks. See “Risk Factors” beginning on page 15.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The securities that Prosperity is offering through this document are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either of our companies, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Proxy statement/prospectus dated                     , 2008

and first mailed to shareholders of 1st Choice on or about                     , 2008

HOW TO OBTAIN ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Prosperity from documents filed with the Securities and Exchange Commission that have not been included in or delivered with this document. This information is described on page 66 under “Where You Can Find More Information.” You can obtain free copies of this information by writing or calling:

Prosperity Bancshares, Inc.

Prosperity Bank Plaza

4295 San Felipe

Houston, Texas 77027

Attention: James D. Rollins III, President and Chief Operating Officer

Telephone (713) 693-9300

To obtain timely delivery of the documents before the special meeting of 1st Choice, you must request the information by                     , 2008.

PLEASE NOTE

We have not authorized anyone to provide you with any information other than the information included in this document and the documents to which we refer you. If someone provides you with other information, please do not rely on it as being authorized by us.

This proxy statement/prospectus has been prepared as of                     , 2008. There may be changes in the affairs of 1st Choice or Prosperity since that date, which are not reflected in this document.

1st Choice Bancorp, Inc.

2310 Yale Street

Houston, Texas 77008

(713) 861-1125

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

A special meeting of shareholders of 1st Choice Bancorp, Inc. will be held on                     , 2008 at     :    .m., local time, at 2310 Yale Street, Houston, Texas 77008, for the following purposes:

1.

To approve the Agreement and Plan of Reorganization, dated as of February 7, 2008, by and between Prosperity Bancshares, Inc. and 1st Choice pursuant to which 1st Choice will merge with and into Prosperity, all on and subject to the terms and conditions contained therein; and

2.	To transact such other business as may properly come before the meeting.

Only shareholders of record at the close of business on                     , 2008 will be entitled to notice of and to vote at the meeting.

Shareholders of 1st Choice have the right to dissent from the merger and obtain payment in cash of the fair value of their shares of 1st Choice common stock under applicable provisions of the Texas Business Corporation Act. In order for a shareholder of 1st Choice to perfect his or her right to dissent, such shareholder must file a written objection to the merger with 1st Choice prior to the special meeting, must not vote in favor of the reorganization agreement and must file a written demand with Prosperity within ten days after the delivery of notice from Prosperity that the merger has been effected for payment of the fair value of the shareholder’s shares of 1st Choice common stock. A copy of the applicable statutory provisions of the Texas Business Corporation Act is included as Appendix C to the accompanying proxy statement/prospectus and a summary of these provisions can be found under the caption “Approval of the Reorganization Agreement—Dissenters’ Rights of 1st Choice Shareholders.”

By Order of the Board of Directors,

Donald R. Harding
Chairman of the Board

Houston, Texas

                    , 2008

The board of directors of 1st Choice unanimously recommends that you vote FOR the approval of the reorganization agreement. Whether or not you plan to attend the meeting, please complete, sign, date and return the enclosed proxy in the accompanying pre-addressed postage-paid envelope.

Your Vote is Very Important

A proxy card is enclosed. Whether or not you plan to attend the special meeting, please complete, sign and date the proxy card and promptly mail it in the enclosed envelope. You may revoke your proxy card in the manner described in the proxy statement/prospectus at any time before it is exercised. If you attend the special meeting, you may vote in person if you wish, even if you have previously returned your proxy card.

i

(continued)

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What are 1st Choice shareholders being asked to vote upon?

A:	The shareholders of 1st Choice are being asked to vote upon a proposal to approve the reorganization agreement providing for the merger of 1st Choice with and into Prosperity.

Q:	What will happen in the merger?

A:

In the merger, 1st Choice will be merged with and into Prosperity, with Prosperity being the surviving entity. Immediately following the merger, 1st Choice’s subsidiary, 1st Choice Bank, will be merged with and into Prosperity Bank, with Prosperity Bank being the surviving entity.

Q:	What form of consideration will 1st Choice shareholders receive as a result of the merger?

A:

If the reorganization agreement is approved by the shareholders of 1st Choice and the merger is subsequently completed, all outstanding shares of 1st Choice common stock will be converted into an aggregate of 1,757,813 shares of Prosperity common stock and $18,750,000 in cash, subject to decrease under certain circumstances as set forth in the reorganization agreement. Based on 1,842,400 shares of 1st Choice common stock issued and outstanding as of                     , 2008, holders of 1st Choice common stock will receive 0.9541 shares of Prosperity common stock plus $10.18 in cash for each share they own, with the cash portion of the merger consideration subject to decrease in the event 1st Choice’s equity capital on the closing date of the merger is less than $26,000,000 in the manner set forth in the reorganization agreement.

Q:	When do you expect the merger to be completed?

A:	We are working to complete the merger during the second quarter of 2008, although delays could occur.

Q:	When and where will 1st Choice shareholders’ meeting be held?

A:	The 1st Choice’s shareholders’ meeting is scheduled to take place at .m., local time, on , 2008 at 2310 Yale Street, Houston, Texas 77008.

Q:	What votes are required for approval of the reorganization agreement?

A:	Approval of the reorganization agreement by 1st Choice shareholders requires the affirmative vote of the holders of at least two-thirds of the shares of 1st Choice common stock outstanding on , 2008.

Q:	How does the board of directors recommend that I vote?

A:

The board of directors of 1st Choice has unanimously approved and adopted the reorganization agreement and recommends that the shareholders of 1st Choice vote FOR approval of the reorganization agreement.

Q:	What happens if I transfer my shares after the record date for the special meeting?

A:

The record date for the special meeting is earlier than the expected date of completion of the merger. Therefore, if you transfer your shares of 1st Choice common stock after the applicable record date, but prior to the merger, you will retain the right to vote at the special meeting, but the right to receive the merger consideration will transfer with the shares of stock.

Q:	What do I need to do now?

A:

After you have thoroughly read and considered the information contained in this proxy statement/prospectus, simply indicate on the proxy card applicable to your 1st Choice common stock how you want to vote and sign, date and mail your proxy card(s) in the enclosed pre-addressed postage-paid envelope as soon as possible so that your shares of 1st Choice common stock may be represented at the special meeting.

Q:	What happens if I don’t return a proxy card?

A:

Because approval of the reorganization agreement requires affirmative approval of at least two-thirds of the outstanding shares of 1st Choice common stock, the failure to return your proxy card will have the same effect as a vote against the reorganization agreement, unless you attend the special meeting in person and vote for approval of the reorganization agreement.

Q:	May I vote in person?

A:	Yes. Even if you have previously completed and returned your proxy card, you may attend the special meeting and vote your shares in person.

Q:	May I change my vote after I have submitted my proxy card?

A:	Yes. You may change your vote at any time before your proxy is voted at the special meeting by attending the special meeting and voting your shares in person or by submitting a new proxy card.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will vote your shares only if you provide instructions on how to vote. You should instruct your broker how to vote your shares, following the directions your broker provides. If you do not provide instructions to your broker, your shares will not be voted, which will have the same effect as a vote against the reorganization agreement.

Q:	Do I have any rights to avoid participating in the merger?

A:

Yes. You have the right to vote against the proposal to approve the reorganization agreement, dissent from the merger and seek payment of the fair value of your shares in cash as described in “Proposal to Approve the Reorganization Agreement—Dissenters’ Rights of 1st Choice Shareholders” beginning on page 48. The appraised value of your shares of 1st Choice common stock may be more or less than the value of the Prosperity common stock and cash being paid in the merger.

Q:	Should I send in my stock certificates now?

A:

No. After the merger is completed, Computershare Investor Services, Prosperity’s exchange agent, will send you written instructions for exchanging your stock certificates. In any event, you should not send your 1st Choice stock certificates with your proxy card.

Q:	Who can help answer my questions?

A:	If you have additional questions about the merger, you should contact Donald R. Harding, 1st Choice Bancorp, Inc., 2310 Yale Street, Houston, Texas 77008, telephone (713) 861-1125.

SUMMARY

This brief summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. We urge you to carefully read this entire document and the other documents we refer to in this document. These documents will give you a more complete description of the transaction we are proposing. For more information about Prosperity, see “Where You Can Find More Information” on page 66. We have included page references in this summary to direct you to other places in this proxy statement/prospectus where you can find a more complete description of the topics we have summarized.

The Companies

Prosperity Bancshares, Inc.

Prosperity Bank Plaza

4295 San Felipe

Houston, Texas 77027

(713) 693-9300

Prosperity, a Texas corporation, is a financial holding company pursuant to the Gramm-Leach-Bliley Act (the “GLB Act”) and bank holding company registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). Through Prosperity Bank, its wholly owned subsidiary bank, Prosperity conducts a complete range of commercial and personal banking activities. Prosperity currently operates a total of one hundred thirty (130) full-service banking centers and one (1) loan production office, with forty-six (46) in the Greater Houston Consolidated Metropolitan Statistical Area (CMSA), thirty-three (33) in the South Texas area, including Corpus Christi and Victoria, twenty-six (26) in the Dallas/Fort Worth area, two (2) in East Texas and twenty-three (23) in the Central Texas area, including Austin and Bryan/College Station. The Greater Houston CMSA includes Austin, Brazoria, Chambers, Fort Bend, Galveston, Harris, Liberty, Montgomery, San Jacinto and Waller counties. As of December 31, 2007, on a consolidated basis, Prosperity had total assets of $6.372 billion, total loans of $3.143 billion, total deposits of $4.966 billion and shareholders’ equity of $1.127 billion.

1st Choice Bancorp, Inc.

2310 Yale Street

Houston, Texas 77008

(713) 861-1125

1st Choice Bancorp, Inc., a Texas corporation, is a bank holding company registered under the BHC Act and the holding company for 1st Choice Bank. 1st Choice Bank operates from two banking offices located in Houston, Texas, with one location in South Houston and the other in the Heights area. As of December 31, 2007, on a consolidated basis, 1st Choice had total assets of $302.8 million, total loans of $190.7 million, total deposits of $273.3 million and shareholders’ equity of $27.5 million.

Proposed Merger of 1st Choice into Prosperity

We have attached the reorganization agreement to this document as Appendix A. Please read the entire reorganization agreement. It is the legal document that governs the merger.

We propose a merger whereby 1st Choice will merge with and into Prosperity. Prosperity will be the surviving entity in the merger. Immediately following completion of the merger, the existing offices of 1st Choice will become full-service banking centers of Prosperity and Prosperity’s Heights banking center will be consolidated with the 1st Choice Heights location, with the resulting banking center being located in 1st Choice’s Heights facility. We expect to complete the merger during the second quarter of 2008, although delays could occur.

Terms of the Merger of 1st Choice into Prosperity (page 25)

Pursuant to the terms of the reorganization agreement, all outstanding shares of 1st Choice common stock will be converted into an aggregate of 1,757,813 shares of Prosperity common stock and $18,750,000 in cash, with the cash portion of the merger consideration subject to decrease in the event that 1st Choice’s equity capital on the closing date is less than $26,000,000 in the manner set forth in the reorganization agreement.

Because the number of shares of Prosperity common stock to be issued in the merger is fixed, the value of the total merger consideration you will receive will fluctuate based on the market price of the Prosperity common stock. Further, the cash portion of the merger consideration is subject to decrease as described above. Accordingly, you will not know the exact amount of cash or the value of the merger consideration you will receive in connection with the merger when you vote on the reorganization agreement.

Material Federal Income Tax Consequences (page 45)

The merger is intended to qualify as a reorganization under the Internal Revenue Code of 1986, as amended. As a result of receiving a combination of common stock and cash in exchange for 1st Choice common stock, in general, shareholders of 1st Choice will recognize gain, but not loss, equal to the lesser of cash received or gain realized in the merger. The amount of gain realized will equal the amount by which the cash, if any, plus the fair market value, at the effective time of the merger, of the Prosperity common stock exceeds the basis in 1st Choice common stock to be surrendered in exchange therefor.

This tax treatment may not apply to every shareholder of 1st Choice. Determining the actual tax consequences of the merger to you may be complicated and will depend on your specific situation and on variables not within our control. You should consult your own tax advisor for a full understanding of the merger’s tax consequences to you.

Opinion of Financial Advisor of 1st Choice (page 28)

Hovde Financial, Inc. has delivered a written opinion to the board of directors of 1st Choice that, as of the date of this proxy statement/prospectus, based upon and subject to certain matters stated in the opinion, the merger consideration is fair to the holders of 1st Choice common stock from a financial point of view. We have attached this opinion to this document as Appendix B. The opinion of Hovde is not a recommendation to any 1st Choice shareholder as to how to vote on the proposal to approve the reorganization agreement. You should read this opinion completely to understand the procedures followed, matters considered and limitations on the reviews undertaken by Hovde in providing its opinion.

Prosperity Plans to Continue to Pay Quarterly Dividends (page 63)

Following the merger, subject to applicable statutory and regulatory restrictions, Prosperity intends to continue its practice of paying quarterly cash dividends. For the first quarter of 2008, Prosperity paid a cash dividend of $0.125 per share.

Ownership of Prosperity After the Merger

Pursuant to the reorganization agreement, Prosperity will issue approximately 1,757,813 shares of its common stock to 1st Choice shareholders in connection with the merger. Based on 44,278,848 shares of Prosperity common stock outstanding as of March 31, 2008, after the merger, the former 1st Choice shareholders would own approximately 3.8% of the outstanding shares of Prosperity common stock.

Market Prices of Prosperity Common Stock (page 63)

Shares of Prosperity common stock are quoted on the NASDAQ Global Select Market under the symbol “PRSP.” On February 6, 2008, the last trading day before the merger was announced, Prosperity common stock closed at $27.27 per share. On April     , 2008, Prosperity common stock closed at $            per share. The market price of Prosperity common stock will fluctuate prior to the merger. You should obtain the current stock quotation for Prosperity common stock. Shares of 1st Choice are not traded on any established public trading market.

The 1st Choice Special Shareholders’ Meeting (page 23)

The special meeting of shareholders of 1st Choice will be held on                  , 2008, at              .m., local time, at 2310 Yale Street, Houston, Texas 77008. At the special meeting, you will be asked:

•	to consider and vote upon a proposal to approve the reorganization agreement that provides for the merger of 1st Choice with and into Prosperity; and

•	to act on any other matters that may be properly submitted to a vote at the special meeting.

Record Date Set at                     , 2008; At Least Two-Thirds Shareholder Vote Required to Approve the Reorganization Agreement (page 23)

You may vote at the special meeting of 1st Choice shareholders if you owned 1st Choice common stock at the close of business on                     , 2008. You can cast one vote for each share of 1st Choice common stock you owned at that time. As of                     , 2008, there were 1,842,400 shares of 1st Choice common stock issued and outstanding.

Approval of the reorganization agreement requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of 1st Choice common stock entitled to vote. If you fail to vote, it will have the effect of a vote against the reorganization agreement.

You may vote your shares of 1st Choice common stock by attending the special meeting and voting in person or by completing and mailing the enclosed proxy card. If you are the record holder of your shares, you can revoke your proxy at any time before the vote is taken at the special meeting by sending a written notice revoking the proxy or a later-dated proxy to the secretary of 1st Choice, or by voting in person at the special meeting.

1st Choice’s Reasons for the Merger and Recommendations of 1st Choice’s Board (page 27)

Based on the reasons discussed elsewhere in this document, the board of directors of 1st Choice believes that the merger is fair to you and in your best interests, and unanimously recommends that you vote FOR the proposal to approve the reorganization agreement. For a discussion of the circumstances surrounding the merger and the factors considered by the 1 st Choice’s board of directors in approving the reorganization agreement, see page 27.

Members of 1st Choice’s Management are Expected to Vote Their Shares For Approval of the Reorganization Agreement (page 23; Exhibit A to Appendix A)

As of March 31, 2008, the directors and executive officers of 1st Choice (11 persons) were entitled to vote 654,724 shares of 1st Choice common stock, or approximately 35.54% of the outstanding shares of the common stock entitled to vote at the special meeting.

Each director of 1 st Choice and 1st Choice Bank and holder of 10% or more of 1st Choice common stock who, in the aggregate, are entitled to vote approximately 35.54% of the outstanding shares of 1st Choice common stock, has executed an agreement to vote his or her shares of 1st Choice common stock in favor of approval of the reorganization agreement.

Effective Time of the Merger

The merger will become effective at the date and time specified in the certificate of merger to be issued by the Texas Secretary of State. If 1st Choice shareholders approve the reorganization agreement at the special meeting, and if all necessary government approvals are obtained and the other conditions to the parties’ obligations to effect the merger are met or waived by the party entitled to do so, we anticipate that the merger will be completed in the second quarter of 2008, although delays could occur.

We cannot assure you that the necessary shareholder and governmental approvals will be obtained or that the other conditions to completion of the merger can or will be satisfied.

Exchange of 1st Choice Stock Certificates (page 35)

As soon as practicable after the effective time of the merger, you will receive a letter and instructions from Computershare Investor Services, acting in its role as Prosperity’s exchange agent, with respect to the procedures for surrendering your stock certificates representing shares of 1st Choice common stock in exchange for stock certificates representing shares of Prosperity common stock and cash. You must carefully review and complete these materials and return them as instructed along with your stock certificates for 1st Choice common stock. Please do not send 1st Choice or Prosperity any stock certificates until you receive these instructions.

Conditions to Completion of the Merger (page 38)

The completion of the merger depends on a number of conditions being met. These include, among others:

•	approval of the reorganization agreement by the shareholders of 1st Choice;

•	accuracy of each party’s representations and warranties as of the closing date of the merger;

•	receipt of all required governmental approvals of the merger in a manner that does not impose any restrictions on Prosperity’s operations which are unacceptable to Prosperity;

•	absence of any material adverse change in the assets, properties, business or financial condition of either party;

•	performance or compliance in all material respects by each party with its respective covenants and obligations required by the reorganization agreement;

•	registration of the shares of Prosperity common stock to be issued to shareholders of 1st Choice with the Securities and Exchange Commission;

•	authorization for listing of the shares of Prosperity common stock to be issued to shareholders of 1st Choice on the NASDAQ Global Select Market;

•	confirmation by Prosperity that 1st Choice’s allowance for loan losses, as of the closing date, is equal to at least 1.15% of total loans;

•	sale and transfer, without recourse, or the collection or charge-off of a certain loan at 1st Choice shall have been completed;

•	liquidation and dissolution of 1st Choice Insurance Agency, Inc. shall have been completed;

•

termination of each employment agreement between an officer and 1st Choice Bank, payment by 1st Choice of any amount due under such agreements and execution by each officer of a termination and release agreement with respect to his/her employment agreement;

•	execution of employment agreements between certain officers of 1st Choice and Prosperity Bank;

•	execution of non-competition agreements between each of the directors of 1st Choice and 1st Choice Bank who does not execute an employment agreement and Prosperity;

•

execution of release agreements by each of the directors and officers (with a title of Senior Vice President or above) of 1st Choice and 1st Choice Bank releasing 1 st Choice and 1st Choice Bank and their respective successors from any and all claims of such directors and officers, subject to certain limited exceptions (Director/Officer Release);

•

execution of release agreements by 1st Choice releasing each director and officer who executed a Director/Officer Release from any and all claims of 1st Choice and 1st Choice Bank and their respective successors, subject to certain limited exceptions; and

•	receipt of the opinions of counsel to each of 1st Choice and Prosperity to the effect that the merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code.

Any condition to the consummation of the merger may be waived in writing by the party to the reorganization agreement entitled to the benefit of such condition. A party to the reorganization agreement could choose to complete the merger even though a condition has not been satisfied, as long as the law allows it to do so. We cannot be certain when or if the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Regulatory Approvals Required (page 48)

We cannot complete the merger unless it is approved by the Board of Governors of the Federal Reserve System. Prosperity intends to file a notice with the Federal Reserve Bank of Dallas to obtain approval of the merger following receipt of approvals required for the bank merger as described below.

In addition, the merger of 1st Choice Bank with and into Prosperity Bank requires the approval of the Federal Deposit Insurance Corporation (FDIC) and Texas Department of Banking (TDB). We expect to obtain all necessary regulatory approvals, although we cannot be certain if or when we will obtain them. On March 5, 2008, Prosperity filed an application with the FDIC and TDB to obtain approval of the bank merger. The U.S. Department of Justice will have between 15 and 30 days following approval by the FDIC to challenge the approval on antitrust grounds. While 1st Choice and Prosperity do not know of any reason that the Department of Justice would challenge regulatory approval by the FDIC and believe that the likelihood of such action is remote, there can be no assurance that the Department of Justice will not initiate such a proceeding, or if such a proceeding is initiated, as to the result of any such challenge.

Modifications or Waiver (page 43)

We may amend the reorganization agreement and each of us may waive our right to require the other party to adhere to any term or condition of the reorganization agreement. However, the merger consideration to be received by the shareholders of the 1st Choice pursuant to the reorganization agreement may not be decreased after the approval of the reorganization agreement without the further approval by 1st Choice shareholders.

Termination of the Reorganization Agreement (page 43)

Prosperity and 1st Choice can mutually agree at any time to terminate the reorganization agreement without completing the merger. In addition, either Prosperity or 1st Choice can decide, without the consent of the other, to terminate the reorganization agreement if:

•

the merger has not become effective by June 6, 2008, unless regulatory approval has not been received or the registration statement has not been declared effective by such date, in which case this deadline will be extended to July 6, 2008, or such later date approved in writing by the respective boards of directors, unless the failure to complete the merger by that time is due to a material breach of the reorganization agreement by the party that seeks to terminate the reorganization agreement;

•

any court or other governmental body issues an order, decree or ruling or takes any other action restraining, enjoining or otherwise prohibiting the merger and such order, decree, ruling or other action is final and non-appealable;

•	any of the transactions contemplated by the reorganization agreement are disapproved by any regulatory authority or other person whose approval is required to consummate any of such transactions;

•

the approval of the reorganization agreement by the shareholders of 1st Choice is not obtained by reason of the failure to obtain the required vote at the special meeting at which the 1st Choice shareholders consider the reorganization agreement;

•	any of the conditions to the obligations of Prosperity or the obligations of 1st Choice, respectively, have not been met or waived by the party entitled to such benefit; or

•

the other party materially breaches its representations and warranties or any covenant or agreement contained in the reorganization agreement and such breach has not been cured within 15 days after the terminating party gives written notice of such failure to the breaching party.

In addition, Prosperity may terminate the reorganization agreement, without the consent of 1st Choice, if:

•

any approval required to be obtained from any regulatory authority or agency is obtained subject to restrictions or conditions on the operations of 1st Choice, 1st Choice Bank, Prosperity or Prosperity Bank that are unacceptable to Prosperity; or

•

on or prior to May 7, 2008, the results of any environmental inspections or surveys of the properties of 1st Choice or 1st Choice Bank identify certain violations or potential violations of environmental laws or would require certain remedial or clean up action under environmental laws that would have a material adverse effect on 1st Choice.

In the event of the termination of the reorganization agreement without breach by any party, the reorganization agreement will be void and have no effect, without liability on the part of any party or the directors, officers or shareholders of any party, except as specifically contemplated in the reorganization agreement or as set forth below.

Some of the Directors and Officers of 1st Choice Have Financial Interests in the Merger that Differ from Your Interests (page 43)

Some of the directors and officers of 1st Choice have interests in the merger that differ from, or are in addition to, their interests as shareholders of 1st Choice. These interests include:

•

four officers will receive payments from 1st Choice Bank as a result of the change in control of 1st Choice Bank pursuant to their current employment agreements with 1st Choice Bank, and such employment agreements shall be terminated immediately prior to the completion of the merger;

•

two executive officers have entered into two-year employment agreements, two officers have entered into two-year employment agreements and three officers have entered into one-year employment agreements with Prosperity Bank, each to be effective upon completion of the merger, whereby such individuals are entitled to receive payment of his/her base salary for the remainder of the initial term upon the termination of his/her employment with Prosperity Bank for any reason other than for cause (as defined in the employment agreement) or as a result of his/her death or disability; and

•	the directors and officers of 1st Choice and 1st Choice Bank will receive continued director and officer liability insurance coverage for a period of three years after completion of the merger.

Comparison of Rights of Shareholders of Prosperity and 1st Choice (page 51)

1st Choice is a Texas corporation and the rights of shareholders of 1st Choice are governed by Texas law and 1st Choice’s articles of incorporation and bylaws. Prosperity is a Texas corporation and the rights of Prosperity shareholders are governed by Texas law and Prosperity’s articles of incorporation and bylaws. Upon completion of the merger, shareholders of 1st Choice will become shareholders of Prosperity and their rights will be governed by Prosperity’s articles of incorporation and bylaws in addition to Texas law. Prosperity’s articles of incorporation and bylaws will remain the same unless later altered, amended or repealed.

Dissenters’ Rights of Appraisal in the Merger (page 48)

As a shareholder of 1st Choice, under Texas law you have the right to dissent from the merger and have the appraised fair value of your shares of 1st Choice common stock paid to you in cash. The appraised fair value may be more or less than the value of the shares of Prosperity common stock and cash being paid in the merger.

Persons having beneficial interests in 1st Choice common stock held of record in the name of another person, such as a broker or bank, must act promptly to cause the record holder to take the actions required under Texas law to exercise your dissenter’s rights.

In order to dissent, you must carefully follow the requirements of the Texas Business Corporation Act, including giving the required written notice prior to the special meeting at which the vote on the reorganization agreement is taken. These steps are summarized under the caption “—Dissenters’ Rights of 1st Choice Shareholders” on page 48.

If you intend to exercise dissenters’ rights, you should read the statutes carefully and consult with your own legal counsel. You should also remember that if you return a signed proxy card but fail to provide instructions as to how your shares of 1st Choice common stock are to be voted, you will be considered to have voted in favor for the reorganization agreement and you will not be able to assert dissenters’ rights. Also, if you exercise dissenters’ rights, you may have taxable income as a result, so you should consult with your own tax advisor if you intend to dissent. See “—Material Federal Income Tax Consequences.” If the reorganization agreement is approved by the shareholders of 1st Choice, holders of 1st Choice common stock who make a written objection to the merger prior to the 1st Choice special meeting, do not vote in favor of approval of the reorganization agreement, and properly make a written demand for payment following notice of the merger will be entitled to receive the fair value of their shares in cash under the Texas Business Corporation Act.

The text of the provisions of the Texas Business Corporation Act pertaining to dissenters’ rights is attached to this proxy statement/prospectus as Appendix C.

Selected Historical Consolidated Financial Data of Prosperity

The following table summarizes financial results actually achieved by Prosperity for, and as of the end of each of the years in the five-year period ended December 31, 2007 and should be read in conjunction with Prosperity’s consolidated financial statements and the notes to the consolidated financial statements contained in reports that Prosperity has previously filed with the Securities and Exchange Commission. Historical financial information for Prosperity can be found in its Annual Report on Form 10-K for the year ended December 31, 2007. See “Where You Can Find Additional Information” on page 66 for instructions on how to obtain the information that has been incorporated by reference. You should not assume the results of operations for past periods indicate results for any future period.

	As of and for the Years Ended December 31,
	2007(1)		2006	2005	2004	2003
	(In thousands, except per share data)
Income Statement Data:
Interest income	$340,608		$231,739	$162,123	$111,756	$90,845
Interest expense	140,173		93,594	51,226	29,789	26,346

Net interest income	200,435		138,145	110,897	81,967	64,499
Provision for credit losses	760		504	480	880	483

Net interest income after provision for credit losses	199,675		137,641	110,417	81,087	64,016
Noninterest income	52,923		33,982	30,021	23,071	16,966
Noninterest expense	126,843		77,669	68,957	51,707	42,021

Income before taxes	125,755		93,954	71,481	52,451	38,961
Provision for income taxes	41,604		32,229	23,621	17,744	12,413

Net income	$84,151	(2)	$61,725	$47,860	$34,707	$26,548

Per Share Data(2):
Basic earnings per share	$1.96	(2)	$1.96	$1.79	$1.61	$1.38
Diluted earnings per share	1.94	(2)	1.94	1.77	1.59	1.36
Book value per share	25.54		20.26	16.69	12.32	10.49
Cash dividends declared	0.46		0.41	0.35	0.31	0.25
Dividend payout ratio	24.15%		21.10%	20.11%	19.22%	18.29%
Weighted average shares outstanding (basic)	42,928		31,491	26,706	21,534	19,225
Weighted average shares outstanding (diluted)	43,310		31,893	27,024	21,804	19,536
Shares outstanding at end of period	44,151		32,793	27,821	22,381	20,930

Balance Sheet Data (at period end):
Total assets	$6,372,343		$4,586,769	$3,585,982	$2,697,228	$2,400,487
Securities	1,857,606		1,590,303	1,572,602	1,302,792	1,376,880
Loans	3,142,971		2,176,507	1,542,125	1,035,513	770,053
Allowance for credit losses	32,543		23,990	17,203	13,105	10,345
Total goodwill and intangibles	799,978		447,371	284,425	164,672	124,755
Deposits	4,966,407		3,725,678	2,920,318	2,317,076	2,083,748
Borrowings and notes payable	116,047		73,633	102,389	38,174	30,936
Junior subordinated debentures	112,885	(3)	100,519	75,775	47,424	59,804
Shareholders’ equity	1,127,431		664,411	464,717	275,647	219,588

	As of and for the Years Ended December 31,
	2007(1)		2006	2005	2004	2003
	(In thousands, except per share data)
Average Balance Sheet Data:
Total assets	$6,094,064		$4,283,795	$3,361,617	$2,543,088	$2,006,869
Securities	1,849,613		1,612,221	1,471,067	1,383,790	1,108,153
Loans	3,092,797		2,037,379	1,435,376	871,736	697,235
Allowance for credit losses	34,705		22,476	16,334	11,454	9,525
Total goodwill and intangibles	759,733		406,920	253,703	139,405	81,485
Deposits	4,727,519		3,449,100	2,791,813	2,189,695	1,749,045
Junior subordinated debentures	124,613		92,271	69,869	59,288	39,400
Shareholders’ equity	1,039,955		602,712	413,864	243,274	170,167

Performance Ratios:
Return on average assets	1.38	%(4)	1.44%	1.42%	1.36%	1.32%
Return on average equity	8.09	(4)	10.24	11.56	14.27	15.60
Net interest margin (tax-equivalent)	4.06		3.80	3.81	3.63	3.64
Efficiency ratio(5)	46.29		45.29	48.93	49.45	51.82

Asset Quality Ratios(6):
Nonperforming assets to total loans and other real estate	0.49%		0.05%	0.09%	0.17%	0.13%
Net charge-offs to average loans	0.18		0.04	0.03	0.06	0.23
Allowance for credit losses to total loans	1.04		1.10	1.12	1.27	1.34
Allowance for credit losses to nonperforming loans(7)	634.7		2,530.6	1,505.1	949.6	1,519.1

Capital Ratios(6):
Leverage ratio	8.09%		7.76%	7.83%	6.30%	7.10%
Average shareholders’ equity to average total assets	17.07		14.07	12.31	9.57	8.48
Tier 1 risk-based capital ratio	13.13		13.52	15.34	13.56	15.82
Total risk-based capital ratio	14.11		14.55	16.37	14.67	16.90

(1)	Prosperity completed the acquisition of Texas United Bancshares, Inc. on January 31, 2007 and The Bank of Navasota, N.A. on September 1, 2007.
(2)	Includes a $10.0 million pre-tax, or $6.5 million after-tax, impairment charge on write-down of securities, which resulted in a decrease of basic and diluted earnings per share of $0.15 for the year ended December 31, 2007.
(3)	Consists of $15.5 million of junior subordinated debentures of Prosperity Statutory Trust II due July 31, 2031, $12.9 million of junior subordinated debentures of Prosperity Statutory Trust III due September 17, 2033, $12.9 million of junior subordinated debentures of Prosperity Statutory Trust IV due December 30, 2033, $10.3 million of junior subordinated debentures of SNB Statutory Trust II due March 26, 2033 (assumed by Prosperity on April 1, 2006), $10.3 million of junior subordinated debentures of SNB Capital Trust III due March 27, 2033 (assumed by Prosperity on April 1, 2006), $10.3 million of junior subordinated debentures of SNB Capital Trust IV due September 25, 2033 (assumed by Prosperity on April 1, 2006), $7.2 million of junior subordinated debentures of TXUI Statutory Trust I due September 7, 2030 (assumed by Prosperity on January 31, 2007), $5.2 million of junior subordinated debentures of TXUI Statutory Trust II due December 19, 2033 (assumed by Prosperity on January 31, 2007), $16.0 million of junior subordinated debentures of TXUI Statutory Trust III due December 15, 2035 (assumed by Prosperity on January 31, 2007) and $12.4 million of junior subordinated debentures of TXUI Statutory Trust IV due June 30, 2036 (assumed by Prosperity on January 31, 2007).

(4)	Includes a $10.0 million pre-tax, or $6.5 million after-tax, impairment charge on write-down of securities, which resulted in a decrease of return on average assets of 11 basis points and a decrease of return on average equity of 63 basis points for the year ended December 31, 2007.
(5)	Calculated by dividing total noninterest expense, excluding credit loss provisions, by net interest income plus noninterest income, excluding net gains and losses on the sale of securities, assets and loans. Additionally, taxes are not part of this calculation.
(6)	At period end, except for net charge-offs to average loans and average shareholders’ equity to average total assets, which is for periods ended on such dates.
(7)	Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more, restructured loans and any other loan management deems to be nonperforming.

Selected Historical Consolidated Financial Data of 1st Choice

The following table sets forth selected historical consolidated financial data of 1st Choice. The selected historical consolidated financial data as of and for each of the five years ended December 31, 2007 is derived from 1st Choice’s audited consolidated financial statements. You should not assume that the results of operations for past periods and for any interim period indicate results for any future period.

	As of and for the Years Ended December 31,
	2007	2006	2005	2004	2003
	(In thousands, except share and per share data)
Income Statement Data:
Interest income	$21,025	$18,288	$14,329	$11,719	$10,498
Interest expense	8,983	7,079	4,444	3,286	2,992

Net interest income	12,042	11,209	9,885	8,433	7,506
Provision for loan losses	75	524	665	663	1,395

Net interest income after provision for loan losses	11,967	10,685	9,220	7,770	6,111
Noninterest income	777	804	837	816	712
Noninterest expense	5,500	5,296	4,944	4,689	3,805

Earnings before income taxes	7,244	6,193	5,113	3,897	3,018
Provision for income tax expense	2,467	2,119	1,742	1,328	1,036

Net earnings	$4,777	$4,074	$3,371	$2,569	$1,982

Per Share Data:
Basic earnings per share	$2.59	$2.26	$1.88	$1.44	$1.11
Diluted earnings per share	2.59	2.21	1.83	1.44	1.09
Book value per share	15.05	13.35	11.11	9.54	8.14
Weighted average shares outstanding	1,807,475	1,794,325	1,783,400	1,778,600	1,777,400
Shares outstanding at end of period	1,842,600	1,800,450	1,788,200	1,778,600	1,778,600

Balance Sheet Data (at period end):
Total assets	$302,769	$296,341	$243,970	$217,384	$197,361
Securities	53,726	40,544	31,646	33,681	26,010
Loans	192,787	175,781	163,396	154,173	133,200
Allowance for loan losses	2,094	2,109	1,754	1,602	1,088
Deposits	273,267	270,767	222,946	199,510	182,442
Stockholders’ equity	27,723	24,034	19,875	16,959	14,482

	As of and for the Years Ended December 31,
	2007	2006	2005	2004	2003
	(In thousands, except share and per share data)
Average Balance Sheet Data:
Total assets	$303,218	$272,741	$231,119	$206,454	$181,317
Securities	49,393	36,926	32,705	31,156	18,137
Loans	185,157	168,362	162,342	140,855	127,812
Deposits	275,068	249,457	211,441	189,753	166,843
Stockholders’ equity	26,146	21,525	18,329	15,594	14,589

Performance Ratios:
Return on average assets	1.58%	1.49%	1.46%	1.24%	1.09%
Return on average equity	18.27	18.93	18.39	16.47	13.59
Net interest margin	3.97	4.10	4.28	4.09	4.15
Efficiency ratio(1)	43.17	44.08	46.11	50.70	46.30

Asset Quality Ratios(2):
Nonperforming assets to total loans and other real estate	0.10%	1.60%	1.40%	0.33%	0.21%
Net charge-offs to average loans	0.05	0.10	0.31	0.11	1.09
Allowance for loan losses to period-end loans	1.09	1.20	1.07	1.04	0.82
Allowance for loan losses to nonperforming loans(3)	1.09	0.71	0.77	3.19	3.82

Capital Ratios(2):
Leverage ratio	8.91%	8.35%	8.31%	7.89%	7.47%
Average stockholders’ equity to average total assets	8.62	7.89	7.93	7.55	8.05
Tier 1 risk-based capital ratio	14.06	13.10	12.16	11.02	10.61
Total risk-based capital ratio	15.13	14.22	13.21	12.06	11.41

(1)	Calculated by dividing total noninterest expense by net interest income plus noninterest income, excluding securities gains and losses. Additionally, taxes are not part of this calculation.
(2)	At period end, except for net charge-offs to average loans and average stockholders’ equity to average total assets, which is for periods ended on such dates.
(3)	Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more, restructured loans and any other loan management deems to be nonperforming.

COMPARATIVE STOCK PRICES

The following table shows (1) the market values of Prosperity common stock on February 6, 2008, the business day prior to the announcement of the proposed merger and as of the most recent date practicable preceding the date of this proxy statement/prospectus and (2) the equivalent pro forma value of a share of 1st Choice common stock at such dates based on the value of the consideration to be received in the merger with respect to each share. Historical market value information regarding 1st Choice common stock is not provided because there is no active market for 1st Choice common stock. Based on 1,842,400 shares of 1st Choice common stock issued and outstanding as of                     , 2008, holders of 1st Choice common stock will receive 0.9541 shares of Prosperity common stock plus $10.18 in cash, with the cash portion subject to decrease as provided in the reorganization agreement, for each share they own. Because the number of shares of Prosperity common stock to be issued in the merger is fixed, the value of the total merger consideration to be received by shareholders of 1st Choice will fluctuate based on the market price of the Prosperity common stock. We urge you to obtain the current market price of the Prosperity common stock before you vote.

	Prosperity Common Stock(1)	Equivalent Pro Forma Per Share of Bank Common Stock(2)
February 6, 2008	$27.27	$36.20
April , 2008

(1)	Represents the closing price of Prosperity common stock on the NASDAQ Global Select Market.
(2)

Equivalent pro forma market value per share of 1st Choice common stock represents the historical market value per share of Prosperity common stock multiplied by the assumed exchange ratio of 0.9541 and adding the per share cash consideration of $10.18, assuming no decrease.

RISK FACTORS

An investment in the Prosperity common stock in connection with the merger involves risks. Prosperity describes below the material risks and uncertainties that it believes affect its business and an investment in the Prosperity common stock. You should carefully read and consider all of these risks and all other information contained in this proxy statement/prospectus in deciding whether to vote for approval of the reorganization agreement. If any of the risks described in this proxy statement/prospectus occur, Prosperity’s financial condition, results of operations and cash flows could be materially and adversely affected. If this were to happen, the value of Prosperity common stock could decline significantly, and you could lose all or part of your investment.

Risks Associated With the Merger

The number of shares of Prosperity common stock to be received by 1st Choice shareholders in the merger is fixed and will not be adjusted in the event of any change in the price of Prosperity common stock.

Upon completion of the merger, all shares of 1st Choice common stock will be exchanged for 1,757,813 shares of Prosperity common stock and $18,750,000 in cash, with the cash portion subject to decrease as set forth in the reorganization agreement. Based on 1,842,400 shares of 1st Choice common stock outstanding, each share of 1st Choice common stock will be exchanged for 0.9541 shares of Prosperity common stock and $10.18 in cash. The number of Prosperity shares is fixed and will not be adjusted as a result of any change in the market price of Prosperity common stock. In addition, neither Prosperity nor 1st Choice may terminate the reorganization agreement solely because of changes in the market price of Prosperity’s common stock. Therefore, if the price of the Prosperity common stock declines prior to the completion of the merger, the value of the merger consideration to be received by shareholders of 1st Choice will decline. The price of the Prosperity common stock is by nature subject to the general price fluctuations in the market for publicly traded equity securities, has experienced significant volatility, and may decline for a number of reasons, many of which are out of Prosperity’s control. Prosperity is unable to predict or give any assurances as to the market prices of its common stock on the date of the 1st Choice special meeting, the date of the completion of the merger or at any time after the completion of the merger. Shareholders of 1st Choice are encouraged to obtain current market price quotations for the Prosperity common stock before voting their shares at the special meeting.

The market price of Prosperity common stock after the merger may be affected by factors different from those affecting 1st Choice common stock or Prosperity common stock currently.

The businesses of Prosperity and 1st Choice differ in some respects and, accordingly, the results of operations of the combined company and the market price of Prosperity’s shares of common stock after the merger may be affected by factors different from those currently affecting the independent results of operations of each of Prosperity and 1st Choice. For a discussion of the business of Prosperity and of certain factors to consider in connection with that business, see the documents incorporated by reference into this proxy statement/prospectus and referred to under “Where You Can Find More Information.”

Combining our two companies may be more difficult, costly or time-consuming than we expect.

Prosperity and 1st Choice have operated and, until merger completion, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees or disruption of each company’s ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be business disruptions that cause us to lose customers or cause customers to take their deposits out of our banks. The success of the combined company following the merger may depend in large part on the ability to integrate the two businesses, business models and cultures. If we are not able to integrate our operations successfully and timely, the expected benefits of the merger may not be realized.

1st Choice will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on 1st Choice and consequently on Prosperity. These uncertainties may impair 1st Choice’s ability to attract, retain and motivate key personnel until the merger is consummated, and could cause customers and others that deal with 1st Choice to seek to change existing business relationships with 1st Choice. Retention of certain employees may be challenging during the pendency of the merger, as certain employees may experience uncertainty about their future roles with Prosperity. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Prosperity, Prosperity’s business following the merger could be harmed. In addition, the reorganization agreement restricts 1st Choice from making certain acquisitions and taking other specified actions until the merger occurs without the consent of Prosperity. These restrictions may prevent 1st Choice from pursuing attractive business opportunities that may arise prior to the completion of the merger. See the section entitled “Proposal to Approve the Reorganization Agreement—Conduct of Business Pending Effective Time” beginning on page 36 of this proxy statement/prospectus for a description of the restrictive covenants to which 1st Choice is subject.

Regulatory approvals may not be received, may take longer than expected or impose conditions that are not presently anticipated.

The Board of Governors of the Federal Reserve System must approve, or waive approval of, the merger and the Federal Deposit Insurance Corporation and Texas Department of Banking must approve the merger of 1st Choice Bank with and into Prosperity Bank. The Federal Reserve, FDIC and TDB will consider, among other factors, the competitive impact of the merger, the financial and managerial resources of our companies and our subsidiary banks and the convenience and needs of the communities to be served. As part of that consideration, we expect that the Federal Reserve, FDIC and TDB will review capital position, safety and soundness, and legal and regulatory compliance, including compliance with anti-money laundering laws. There can be no assurance as to whether this and other regulatory approvals will be received, the timing of those approvals, or whether any conditions will be imposed.

Some of the directors and officers of 1st Choice may have interests and arrangements that may have influenced their decisions to support or recommend that you approve the merger.

The interests of some of the directors and officers of 1st Choice may be different from those of 1st Choice shareholders, and directors and officers of 1st Choice may be participants in arrangements that are different from, or in addition to, those of 1st Choice shareholders. These interests are described in more detail in the section of this proxy statement/prospectus entitled “—Financial Interests of Directors and Officers of 1st Choice in the Merger” beginning on page 43.

Prosperity may fail to realize the cost savings estimated for the merger.

Prosperity estimates that it will realize cost savings from the merger when fully phased in; however, it is possible that the estimates of the potential cost savings could turn out to be incorrect. For example, the combined purchasing power may not be as strong as expected, and therefore the cost savings could be reduced. In addition, unanticipated growth in Prosperity’s business may require Prosperity to continue to operate or maintain some facilities or support functions that are currently expected to be combined or reduced. The cost savings estimates also depend on our ability to combine the businesses of Prosperity and 1st Choice in a manner that permits those costs savings to be realized. If the estimates turn out to be incorrect or Prosperity is not able to combine successfully our two companies, the anticipated cost savings may not be fully realized or realized at all, or may take longer to realize than expected.

1st Choice shareholders will have less influence as a shareholder of Prosperity than as a shareholder of 1st Choice.

1st Choice shareholders currently have the right to vote in the election of the board of directors of 1st Choice and on other matters affecting 1st Choice. The merger will transfer control of 1st Choice to Prosperity and to the shareholders of Prosperity. When the merger occurs, each 1st Choice shareholder will become a shareholder of Prosperity with a percentage ownership of Prosperity much smaller than such shareholder’s percentage ownership of 1st Choice. Because of this, 1st Choice shareholders will have less influence on the management and policies of Prosperity than they now have on the management and policies of 1st Choice.

Risks Associated With Prosperity

If Prosperity is not able to continue its historical levels of growth, it may not be able to maintain its historical earnings trends.

To achieve its past levels of growth, Prosperity has initiated internal growth programs and completed numerous acquisitions. Prosperity may not be able to sustain its historical rate of growth or may not be able to grow at all. In addition, Prosperity may not be able to obtain the financing necessary to fund additional growth and may not be able to find suitable candidates for acquisition. Various factors, such as economic conditions and competition, may impede or prohibit the opening of new banking centers. Further, Prosperity may be unable to attract and retain experienced bankers, which could adversely affect its internal growth. If Prosperity is not able to continue its historical levels of growth, it may not be able to maintain its historical earnings trends.

If Prosperity is unable to manage its growth effectively, its operations could be negatively affected.

Companies that experience rapid growth face various risks and difficulties, including:

•	finding suitable markets for expansion;

•	finding suitable candidates for acquisition;

•	attracting funding to support additional growth;

•	maintaining asset quality;

•	attracting and retaining qualified management; and

•	maintaining adequate regulatory capital.

In addition, in order to manage its growth and maintain adequate information and reporting systems within its organization, Prosperity must identify, hire and retain additional qualified employees.

If Prosperity does not manage its growth effectively, its business, financial condition, results of operations and future prospects could be negatively affected, and Prosperity may not be able to continue to implement its business strategy and successfully conduct its operations.

If Prosperity is unable to identify and acquire other financial institutions and successfully integrate its acquired businesses, its business and earnings may be negatively affected.

The market for acquisitions remains highly competitive, and Prosperity may be unable to find acquisition candidates in the future that fit its acquisition and growth strategy. To the extent that Prosperity is unable to find suitable acquisition candidates, an important component of its growth strategy may be lost.

Acquisitions of financial institutions involve operational risks and uncertainties and acquired companies may have unforeseen liabilities, exposure to asset quality problems, key employee and customer retention problems and other problems that could negatively affect Prosperity’s organization. Prosperity may not be able to complete future acquisitions and, if completed, Prosperity may not be able to successfully integrate the operations, management, products and services of the entities that it acquires and eliminate redundancies. The integration process could result in the loss of key employees or disruption of the combined entity’s ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect Prosperity’s ability to maintain relationships with customers and employees or achieve the anticipated benefits of the transaction. The integration process may also require significant time and attention from Prosperity’s management that they would otherwise direct at servicing existing business and developing new business. Prosperity’s failure to successfully integrate the entities it acquires into its existing operations may increase its operating costs significantly and adversely affect its business and earnings.

Prosperity’s dependence on loans secured by real estate subjects it to risks relating to fluctuations in the real estate market and related interest rates and legislation that could require additional capital and could adversely affect its financial condition, results of operations and cash flows.

Approximately 80% of Prosperity’s total loans as of December 31, 2007 consisted of loans included in the real estate loan portfolio. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. A weakening of the real estate market in Prosperity’s primary market areas could have an adverse effect on the demand for new loans, the ability of borrowers to repay outstanding loans, the value of real estate and other collateral securing the loans and the value of real estate owned by Prosperity. If real estate values decline, it is also more likely that Prosperity would be required to increase its allowance for credit losses, which could adversely affect its financial condition, results of operations and cash flows.

As of December 31, 2007, Prosperity had $683.2 million or 21.7% of total loans in construction and land development loans. Construction loans are subject to risks during the construction phase that are not present in standard residential real estate and commercial real estate loans. These risks include:

•	the viability of the contractor;

•	the contractor’s ability to complete the project, to meet deadlines and time schedules and to stay within cost estimates; and

•	concentrations of such loans with a single contractor and its affiliates.

Real estate construction loans also present risks of default in the event of declines in property values or volatility in the real estate market during the construction phase. If Prosperity is forced to foreclose on a project prior to completion, it may not be able to recover the entire unpaid portion of the loan, may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminate amount of time. If any of these risks were to occur, it could adversely affect Prosperity’s financial condition, results of operations and cash flows.

In December 2006, banking regulators issued guidance regarding high concentrations of commercial and real estate construction loans with bank loan portfolios. The guidance requires institutions that exceed certain levels of real estate lending to maintain higher capital ratios than institutions with lower concentrations if they do not have appropriate risk management policies and practices in place. If there is any deterioration in Prosperity’s commercial mortgage or construction and land development portfolios or if its regulators conclude that Prosperity has not implemented appropriate risk management policies and practices, it could adversely affect Prosperity’s business and result in a requirement of increased capital levels, and such capital may not be available at that time.

Prosperity’s business is subject to interest rate risk and fluctuations in interest rates may adversely affect its earnings and capital levels.

The majority of Prosperity’s assets are monetary in nature and, as a result, Prosperity is subject to significant risk from changes in interest rates. Changes in interest rates can impact Prosperity’s net interest income as well as the valuation of its assets and liabilities. Prosperity’s earnings are significantly dependent on its net interest income. Net interest income is the difference between the interest income earned on loans, investments and other interest-earning assets and the interest expense paid on deposits, borrowings and other interest-bearing liabilities. Therefore, any change in general market interest rates, such as a change in the monetary policy of the Federal Reserve or otherwise, can have a significant effect on Prosperity’s net interest income. Prosperity’s assets and liabilities may react differently to changes in overall market rates or conditions because there may be mismatches between the repricing or maturity characteristics of the assets and liabilities.

Prosperity’s profitability depends significantly on local economic conditions.

Prosperity’s success depends primarily on the general economic conditions of the geographic markets in which it operates. Unlike larger banks that are more geographically diversified, Prosperity provides banking and financial services to customers primarily in the central, north central, south central and south areas of Texas. The local economic conditions in these areas have a significant impact on Prosperity’s commercial, real estate, construction and consumer loans, the ability of its borrowers to repay their loans and the value of the collateral securing these loans. A significant decline in general economic conditions, caused by inflation, recession, acts of terrorism, outbreak of hostilities or other international or domestic calamities, unemployment or other factors could impact these local economic conditions and negatively affect Prosperity’s financial results.

Prosperity’s allowance for credit losses may not be sufficient to cover actual credit losses, which could adversely affect its earnings.

As a lender, Prosperity is exposed to the risk that its loan customers may not repay their loans according to the terms of these loans and the collateral securing the payment of these loans may be insufficient to fully compensate Prosperity for the outstanding balance of the loan plus the costs to dispose of the collateral. Prosperity may experience significant loan losses which could have a material adverse effect on its operating results and financial condition. Management makes various assumptions and judgments about the collectibility of Prosperity’s loan portfolio, including the diversification by industry of its commercial loan portfolio, the amount of nonperforming loans and related collateral, the volume, growth and composition of its loan portfolio, the effects on the loan portfolio of current economic indicators and their probable impact on borrowers and the evaluation of its loan portfolio through its internal loan review process and other relevant factors.

Prosperity maintains an allowance for credit losses in an attempt to cover credit losses inherent in its loan portfolio. Additional credit losses will likely occur in the future and may occur at a rate greater than Prosperity has experienced to date. In determining the size of the allowance, Prosperity relies on an analysis of its loan portfolio, its historical loss experience and its evaluation of general economic conditions. If Prosperity’s assumptions prove to be incorrect or if it experiences significant loan losses, its current allowance may not be sufficient to cover actual loan losses and adjustments may be necessary to allow for different economic conditions or adverse developments in its loan portfolio. A material addition to the allowance could cause net income to decrease.

In addition, federal and state regulators periodically review Prosperity’s allowance for credit losses and may require Prosperity to increase its provision for credit losses or recognize further charge-offs, based on judgments different than those of Prosperity’s management. Any increase in Prosperity’s allowance for credit losses or charge-offs as required by these regulatory agencies could have an adverse effect on Prosperity’s operating results, financial condition and cash flows.

Prosperity’s small to medium-sized business target market may have fewer financial resources to weather a downturn in the economy.

Prosperity targets its business development and marketing strategy primarily to serve the banking and financial services needs of small to medium-sized businesses. These small to medium-sized businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience significant volatility in operating results. Any one or more of these factors may impair the borrower’s management talents and efforts of one or two persons or a small group of persons, and the death, disability or resignation of one or more of these persons could have a material adverse impact on the business and its ability to repay a loan. Economic downturns and other events that negatively impact Prosperity’s market areas could cause Prosperity to incur substantial credit losses that could negatively affect Prosperity’s results of operations, financial condition and cash flows.

An interruption in or breach in security of Prosperity’s information systems may result in a loss of customer business.

Prosperity relies heavily on communications and information systems to conduct its business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in Prosperity’s customer relationship management, general ledger, deposits, servicing or loan origination systems. Although Prosperity has policies and procedures designed to prevent or minimize the effect of a failure, interruption or breach in security of its communications or information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur, or if they do occur, that they will be adequately addressed by Prosperity. The occurrence of any such failures, interruptions or security breaches could result in a loss of customer business and have a negative effect on Prosperity’s results of operations, financial condition and cash flows.

The business of Prosperity is dependent on technology and Prosperity’s inability to invest in technological improvements may adversely affect its results of operations and financial condition.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Prosperity’s future success will depend in part upon its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience as well as create additional efficiencies in our operations. Many of Prosperity’s competitors have substantially greater resources to invest in technological improvements. Prosperity may not be able to effectively implement new technology driven products and services or be successful in marketing these products and services to its customers which may negatively affect our results of operations, financial condition and cash flows.

Prosperity operates in a highly regulated environment and, as a result, is subject to extensive regulation and supervision that could adversely affect its financial performance, and Prosperity may be adversely affected by changes in federal and local laws and regulations.

Prosperity is subject to extensive regulation, supervision and examination by federal and state banking authorities. Any change in applicable regulations or federal or state legislation could have a substantial impact on us and our operations and our subsidiary banks and their operations. Additional legislation and regulations may be enacted or adopted in the future that could significantly affect Prosperity’s powers, authority and operations, or the powers, authority and operations of Prosperity Bank, which could have a material adverse effect on Prosperity’s financial condition and results of operations. Further, regulators have significant discretion and power to prevent or remedy unsafe or unsound practices or violations of laws by banks and bank holding companies in the performance of their supervisory and enforcement duties. The exercise of this regulatory discretion and power may have a negative impact on Prosperity.

Prosperity’s corporate organizational documents and the provisions of Texas law to which it is subject may delay or prevent a change in control of Prosperity that you may favor.

Prosperity’s amended and restated articles of incorporation and amended and restated bylaws contain various provisions that either alone or in combination with the provisions of Texas law described below, may delay, discourage or prevent an attempted acquisition or change of control of Prosperity by means of a hostile tender offer, open market purchases, a proxy contest or otherwise. These provisions include:

•	a board of directors classified into three classes of directors with the directors of each class having staggered, three year terms;

•

a provision that any special meeting of Prosperity’s shareholders may be called only by the chairman of the board, the chief executive officer, the president, a majority of the board of directors or the holders of at least 50% of Prosperity’s shares entitled to vote at the meeting;

•

a provision granting the board of directors authority to issue shares of preferred stock without shareholder approval, which preferred stock could have voting, liquidation, dividend or other rights superior to those of Prosperity common stock, and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring a controlling interest in Prosperity;

•

a provision establishing certain advance notice procedures for nomination of candidates for election as directors and for shareholder proposals to be considered at an annual or special meeting of shareholders;

•	a provision that denies shareholders the right to amend Prosperity’s bylaws; and

•

provisions of Texas law, which Prosperity did not opt out of in its articles of incorporation, that restrict business combinations with “interested shareholders” and provide that directors serving on a classified board or directors, such as Prosperity’s, may be removed only for cause.

Any or all of these provisions could discourage a third party from acquiring a controlling interest in Prosperity or other business combination transactions that might otherwise result in Prosperity’s shareholders receiving a premium over the then current market price of Prosperity common stock. See “Texas Anti-Takeover Statutes.”

The holders of Prosperity’s junior subordinated debentures have rights that are senior to those of Prosperity’s shareholders.

As of December 31, 2007, Prosperity had $112.9 million in junior subordinated debentures outstanding that were issued to its subsidiary trusts. The subsidiary trusts purchased the junior subordinated debentures from Prosperity using the proceeds from the sale of trust preferred securities to third party investors. Payments of the principal and interest on the trust preferred securities are conditionally guaranteed by Prosperity to the extent not paid or made by each trust, provided the trust has funds available for such obligations.

The junior subordinated debentures are senior to Prosperity’s shares of common stock. As a result, Prosperity must make payments on the junior subordinated debentures (and the related trust preferred securities) before any dividends can be paid on its common stock and, in the event of Prosperity’s bankruptcy, dissolution or liquidation, the holders of the debentures must be satisfied before any distributions can be made to the holders of Prosperity common stock. Prosperity has the right to defer distributions on the junior subordinated debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid to holders of Prosperity common stock.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

Certain statements contained in this proxy statement/prospectus, including statements included or incorporated by reference in this proxy statement/prospectus, that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of operations of Prosperity after the merger is completed as well as information about the merger. Words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “continue,” “should,” “may,” or similar expressions, are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. Many possible events or factors could affect the future financial results and performance of each of our companies before the merger or Prosperity after the merger, and could cause those results or performance to differ materially from those expressed in the forward-looking statements. These possible events or factors include, but are not limited to:

•

Prosperity’s actual cost savings resulting from the merger are less than expected, Prosperity is unable to realize those cost savings as soon as expected or Prosperity incurs additional or unexpected costs;

•	Prosperity’s revenues after the merger are less than expected;

•

deposit attrition, operating costs, customer loss and business disruption before and after the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than Prosperity expected;

•	competition among financial services companies may increase;

•	the risk that the businesses of Prosperity and 1st Choice will not be integrated successfully, or such integration may be more difficult, time-consuming or costly than expected;

•	the failure of 1st Choice’s shareholders to approve the reorganization agreement;

•	the ability to obtain the governmental approvals of the merger on the proposed terms and schedule;

•	changes in the level of nonperforming assets and charge-offs;

•	changes in the interest rate environment reduce Prosperity’s or the 1st Choice’s interest margins;

•	general business and economic conditions in the markets Prosperity or 1st Choices serves change or are less favorable than expected;

•	legislative or regulatory changes adversely affect Prosperity’s or 1st Choice’s businesses;

•	changes occur in business conditions and inflation;

•	personal or commercial customers’ bankruptcies increase;

•	changes occur in the securities markets; and

•	technology-related changes are harder to make or more expensive than expected.

For other factors, risks and uncertainties that could cause actual results to differ materially from estimates and projections contained in forward-looking statements, please read the “Risk Factors” section of this proxy statement/prospectus.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumptions or bases almost always vary from actual results, and the differences between assumptions or bases and actual results can be material. Therefore, we caution you not to place undue reliance on our forward-looking statements. The forward-looking statements are made as of the date of this proxy statement/prospectus or the date of the applicable document incorporated by reference into this proxy statement/prospectus. We undertake no obligation to publicly update or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise.

GENERAL INFORMATION

This document constitutes a proxy statement of 1st Choice and is being furnished to all record holders of 1st Choice common stock in connection with the solicitation of proxies by the board of directors of 1st Choice to be used at a special meeting of shareholders of 1st Choice to be held on                      , 2008. The purpose of the 1st Choice special meeting is to consider and vote upon a proposal to approve the reorganization agreement, dated as of February 7, 2008, by and between Prosperity and 1st Choice, which provides, among other things, for the merger of 1st Choice with and into Prosperity. This document also constitutes a prospectus relating to the Prosperity common stock to be issued to holders of 1st Choice common stock upon completion of the merger.

1ST CHOICE SPECIAL MEETING

Date, Place and Time of the Special Meeting

The special meeting of 1st Choice shareholders will be held at     .m. local time on                      , 2008 at 2310 Yale Street, Houston, Texas 77008.

Matters to be Considered

The purpose of the special meeting is to consider and vote upon proposals to approve the reorganization agreement, dated as of February 7, 2008, by and between Prosperity and 1st Choice, which provides, among other things, for the merger of 1st Choice with and into Prosperity.

At this time, the board of directors of 1st Choice is unaware of any matter, other than the matter set forth above, that may be presented for action at the special meeting.

Shares Entitled to Vote, Quorum and Vote Required

The holders of record of the outstanding shares of 1st Choice common stock at the close of business on                     , 2008 will be entitled to notice of and to vote at the special meeting. At the close of business on that date, there were 1,842,400 shares of 1st Choice common stock issued and outstanding and entitled to vote at the special meeting.

At the special meeting, the shareholders of 1st Choice will be entitled to one vote for each share of common stock owned of record on                     , 2008. The holders of a majority of the shares of 1st Choice common stock entitled to vote at the special meeting must be present, either in person or by proxy, to constitute a quorum at the special meeting. The affirmative vote of at least two-thirds of the issued and outstanding 1st Choice common stock is required to approve the reorganization agreement.

Abstentions and shares held of record by a broker or nominee that are voted on any matter are included in determining whether a quorum exists. The proposal to approve the reorganization agreement is a “non-discretionary” item, meaning that brokers and banks who hold shares in an account for customers who are the beneficial owners of such shares may not give a proxy to vote those shares without specific instructions from their customers. Any abstentions and broker non-votes will have the same effect as a vote against approval of the reorganization agreement or a failure to vote on the reorganization agreement. Accordingly, our board of directors encourages you to complete, date and sign the accompanying proxy card and return it promptly in the enclosed postage-paid envelope.

On the record date, the directors and executive officers of 1st Choice were entitled to vote, in the aggregate, 654,724 shares of 1st Choice common stock, or approximately 35.54% of the outstanding shares of common stock entitled to vote at the special meeting. Each director of 1st Choice and 1st Choice Bank and holder of 10%

or more of 1st Choice common stock who, in the aggregate, are entitled to vote 35.54% of the outstanding shares of common stock has executed an agreement to vote his or her shares of 1st Choice common stock in favor of approval of the reorganization agreement.

The board of directors of 1st Choice unanimously recommends that you vote FOR the proposal to approve the reorganization agreement.

Voting and Revocation of Proxies

Proxies, in the form enclosed, which are properly executed by the shareholders and returned to 1st Choice and not subsequently revoked, will be voted in accordance with the instructions indicated on the proxies. Any properly executed proxy on which voting instructions are not specified will be voted FOR the proposal to approve the reorganization agreement. The proxy also grants authority to the persons designated in the proxy to vote in accordance with their own judgment if an unscheduled matter is properly brought before the special meeting.

If you are the record holder of your shares, you may revoke any proxy given pursuant to this solicitation by the board of directors of 1st Choice at any time before it is voted at the special meeting by:

•	giving written notice to the Secretary of 1st Choice;

•	executing a proxy bearing a later date and filing that proxy with the Secretary of 1st Choice at or before the special meeting; or

•	attending and voting in person at the special meeting.

All written notices of revocation and other communications with respect to revocation or proxies should be sent to: 1st Choice Bancorp, Inc., 3100 South Shaver, South Houston, Texas 77587, Attention: Gerry Monzigo, Secretary. If you hold your shares in street name with a bank or broker, you must contact such bank or broker if you wish to revoke your proxy.

Solicitation of Proxies; Expenses

This proxy solicitation is made by the board of directors of 1st Choice. 1st Choice is responsible for its expenses incurred in preparing, assembling, printing, and mailing this proxy statement/prospectus. Proxies will be solicited through the mail. Additionally, directors of 1st Choice intend to solicit proxies personally or by telephone or other means of communication. The directors will not be additionally compensated. 1st Choice will reimburse banks, brokers and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding the proxy materials to beneficial owners.

PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT

The following information describes material aspects of the merger. It is not intended to be a complete description of all information relating to the merger and is qualified in its entirety by reference to more detailed information contained in the Appendices to this document, including the reorganization agreement. A copy of the reorganization agreement is included as Appendix A and is incorporated herein by reference. You are urged to read the Appendices in their entirety.

Terms of the Merger

The reorganization agreement provides for the merger of 1st Choice with and into Prosperity. If the shareholders of 1st Choice approve the reorganization agreement at the special meeting, and if the required regulatory approvals are obtained and the other conditions to the parties’ obligations to effect the merger are met or waived by the party entitled to do so, we anticipate that the merger will be completed in the second quarter of 2008, although delays could occur. As a result of the merger, holders of 1st Choice common stock will be entitled to receive whole shares of Prosperity common stock and cash, with cash paid in lieu of fractional shares, and will no longer be owners of 1st Choice stock. As a result of the merger, certificates for 1st Choice common stock will only represent the right to receive the merger consideration pursuant to the reorganization agreement, and otherwise will be null and void after completion of the merger.

In connection with the merger, all outstanding shares of 1st Choice common stock will be converted into an aggregate of 1,757,813 shares of Prosperity common stock and $18,750,000 in cash, with the cash portion subject to decrease under certain circumstances as set forth in the reorganization agreement. Based on 1,842,400 shares of 1st Choice common stock issued and outstanding as of                     , 2008, holders of 1st Choice common stock will receive 0.9541 shares of Prosperity common stock plus $10.18 in cash, subject to decrease, for each share they own.

The cash portion of the merger consideration may be reduced if 1st Choice’s equity capital on the closing date is less than $26,000,000. More specifically, in the event 1st Choice’s equity capital is less than $26,000,000, the cash consideration will be reduced by an amount equal to the difference between 1st Choice’s equity capital on the closing date and $26,000,000. Pursuant to the terms of the reorganization agreement, equity capital is defined as the sum of the capital stock, capital surplus and retained earnings of 1st Choice, including unrealized securities gains or losses, on a consolidated basis, as determined pursuant to generally accepted accounting principles (GAAP). For purposes of calculating equity capital, 1st Choice must include adjustments made for certain extraordinary items related to the merger as more fully described in the reorganization agreement.

Because the number of shares of Prosperity common stock to be issued in the merger is fixed, the value of the total merger consideration you will receive will fluctuate based on the market price of the Prosperity common stock. Further, the cash portion of the merger consideration is subject to decrease as described above. Accordingly, you will not know the exact amount of cash or the value of the merger consideration you will receive in connection with the merger when you vote on the reorganization agreement.

As noted above, Prosperity will not issue any certificates for fractional shares of Prosperity common stock in connection with the merger but will instead pay cash for any fractional share interests. The amount of cash will be determined by multiplying the fractional share interest by the consecutive 20 trading day average closing price of Prosperity common stock on the tenth trading day immediately prior to the closing date (average closing price).

Background of the Merger

During the past several years, there have been significant developments in the banking and financial services industry. These developments have included the increased emphasis and dependence on automation, specialization of products and services, increased competition among financial institutions, and a trend toward consolidation and geographic expansion. Many banking organizations have pursued growth and geographic expansion through affiliations with or acquisitions of other organizations, and many larger banking organizations have demonstrated a willingness to pay a premium for certain banking franchises for various strategic initiatives, including growth and/or expansion.

From time to time, the board of directors and management of 1st Choice have reviewed 1st Choice’s future prospects for earnings and asset growth and the viability of 1st Choice’s continued operations as an independent bank. On December 19, 2006, the board of directors and management began discussions regarding the strategic alternatives available to 1st Choice for maximizing shareholder value including, among other things, continued independence or a strategic merger or affiliation with another financial institution. In order to conduct a thorough evaluation of alternatives as well as market conditions, the board of directors believed it would be beneficial to employ an investment banking firm experienced in advising and assisting in examining strategic alternatives available to banks and their shareholders, including a possible sale or business combination.

On February 2, 2007, Larry Temple was contacted and retained as legal counsel to advise and represent 1st Choice in potential negotiations. He was informed that management and the directors were in the preliminary stages of the evaluation process and had not selected an investment banking firm. During February 2007, management interviewed three investment banking firms including Hovde Financial, Inc. (Hovde). After consideration of each firm, management decided to recommend Hovde to the board for engagement as its investment banking firm. At the March regular board meeting, management reported on Hovde’s presentation and there was further discussion regarding the alternatives available to 1st Choice. The board agreed that further exploration of a potential affiliation transaction would be appropriate. On April 18, 2007, 1st Choice engaged Hovde to render financial advisory and investment banking services in connection with a possible business combination with another banking institution.

In the following months, management of 1st Choice compiled the items necessary to prepare a confidential descriptive memorandum presenting data on 1st Choice and its business. Working with Hovde, a process was developed to contact and elicit interest from a group of logical prospective strategic partners who would be provided the memorandum, subject to the prior execution of a confidentiality agreement. In late May and June, Hovde began contacting potential strategic partners, including Prosperity, and distributed confidentiality agreements to those who expressed an initial interest.

On August 14, 2007, 1st Choice’s board of directors met with Clark Locke of Hovde and reviewed the results of the preliminary proposal solicitation process with management and the board. Three parties provided a written, non-binding expression of interest for an affiliation with 1st Choice, subject to due diligence and negotiation of a definitive agreement. Hovde summarized the perceived advantages and disadvantages of each proposal. Additionally, Hovde provided an update on prevailing market conditions for publicly-traded financial stocks, including, among other factors, recent changes in certain conditions such as increased volatility. Given the market conditions coupled with the fact that each proposal included a significant stock component, management decided it would be prudent to continue discussions with all three parties while allowing time to evaluate the effect of recent changes in the market on the price of the common stock of each interested party. During the next two months, management of 1st Choice met with the top executives of each interested organization while monitoring and conducting further diligence on the common stock of the respective parties.

On November 13, 2007, after continued discussions and diligence, the board determined that a transaction with Prosperity presented the best strategic opportunity for 1st Choice and its shareholders. On November 20, 2007, Prosperity submitted an updated proposal to acquire 1st Choice in the form of a non-binding letter of intent which was subject to a due diligence review of 1 st Choice. In December 2007, Prosperity conducted due diligence and confirmed their desire to proceed with the proposed transaction. Thereafter, Prosperity and 1st Choice and their respective legal counsels began to negotiate the terms of a definitive reorganization agreement. On January 29, 2008, the 1st Choice board met and evaluated the proposed transaction with Prosperity, including a presentation of certain materials provided by Hovde.

On February 6, 2008, the 1st Choice board met with representatives of Hovde and Larry Temple. Hovde provided a financial analysis of the proposed transaction and informed the 1st Choice board that the proposed merger consideration set forth in the reorganization agreement is fair to the 1st Choice shareholders from a financial point of view. Larry Temple reviewed the terms of the reorganization agreement with the board. At that meeting, the board unanimously approved the reorganization agreement and the merger and authorized the President to execute the reorganization agreement on behalf of 1st Choice.

On February 7, 2008, 1st Choice and Prosperity entered into the reorganization agreement and Prosperity issued a press release announcing the proposed merger.

1st Choice’s Reasons for the Merger and Recommendations of the Board of 1st Choice

1st Choice’s board of directors believes that the merger is in the best interest of 1st Choice and its shareholders. Accordingly, 1st Choice’s board of directors has unanimously approved the reorganization agreement and the merger and unanimously recommends that 1st Choice’s shareholders vote for approval of the reorganization agreement.

In approving the reorganization agreement, 1st Choice’s board of directors consulted with its financial advisor with respect to the financial aspects and fairness of the proposed acquisition and with its legal counsel as to its legal duties and the terms of the reorganization agreement and related agreements. The board believes that combining with Prosperity will create a stronger and more diversified bank that will provide significant benefits to 1st Choice’s shareholders and customers alike.

The terms of the reorganization agreement, including the consideration to be paid to 1st Choice’s shareholders, were the result of arm’s length negotiations between representatives of 1st Choice and representatives of Prosperity. In arriving at its determination to approve the reorganization agreement, 1st Choice’s board of directors considered a number of factors, including the following:

•	The current financial services industry environment including increased competition and consolidation trends.

•	Information regarding the financial condition and operations of Prosperity and future prospects of Prosperity and its capital stock.

•

The opinion rendered by Hovde that the merger consideration to be received in exchange for the 1st Choice common stock on the terms and conditions set forth in the reorganization agreement is fair to the shareholders of 1st Choice from a financial point of view.

•	The tax-free nature of the common stock portion of the merger consideration to 1st Choice shareholders for federal income tax purposes.

•

The future prospects of 1st Choice Bank compared with the future prospects of Prosperity considering that by receiving Prosperity common stock in the merger, 1st Choice shareholders would be investing in a larger, more diversified banking organization.

•	The fact that Prosperity common stock is publicly traded on the NASDAQ Global Select Market, thereby representing a more liquid and flexible investment than does 1st Choice common stock.

•	The ability of Prosperity to pay the cash portion of the merger consideration.

•	The non-economic terms of the transaction, including the impact on existing customers and employees.

•	The compatibility of Prosperity’s management team with that of 1st Choice Bank and the general fit of the entities.

•	The ability of Prosperity, as an experienced and successful acquirer of financial institutions, to integrate the operations of 1st Choice Bank.

•	The potential benefits and opportunities for employees of 1st Choice Bank as a result of both employment opportunities and benefit plans in a larger organization.

•	The likelihood that the transaction will be approved by regulatory authorities.

The reasons set out above for the merger are not intended to be exhaustive but include the material factors considered by the board of directors of 1st Choice in approving the merger and the reorganization agreement. In reaching its determination, the board of directors of 1st Choice did not assign any relative or specific weight to different factors and individual directors may have given weight to different factors. Based on the reasons stated above, the board of directors of 1st Choice believes that the merger is in the best interests of 1st Choice and its shareholders and therefore the board of directors of 1st Choice unanimously approved the reorganization agreement and the merger. Each member of the 1st Choice board of directors has agreed to vote the stock of 1st Choice over which he has voting authority in favor of the reorganization agreement and the merger.

1st CHOICE’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT 1st CHOICE SHAREHOLDERS VOTE IN FAVOR OF THE REORGANIZATION AGREEMENT AND THE MERGER.

Prosperity’s Reasons for the Merger

As a part of Prosperity’s growth strategy, Prosperity routinely evaluates opportunities to acquire financial institutions. The acquisition of 1st Choice is consistent with Prosperity’s expansion strategy. Prosperity’s board of directors, senior management and certain lenders reviewed the business, financial condition, results of operation and prospects for 1st Choice, the market condition of the market area in which 1st Choice conducts business, the compatibility of the management and the proposed financial terms of the merger. In addition, management of Prosperity believes that the merger will expand Prosperity’s presence in the Heights area of Houston and provide an entry into the city of South Houston, provide opportunities for future growth and provide the potential to realize cost savings. Prosperity’s board of directors also considered the financial condition and valuation for both 1st Choice and Prosperity as well as the financial and other effects the merger would have on Prosperity’s shareholders.

While management of Prosperity believes that revenue opportunities will be achieved and costs savings will be obtained following the merger, Prosperity has not quantified the amount of enhancements or projected the areas of operation in which such enhancements will occur.

In view of the variety of factors considered in connection with its evaluation of the merger, the Prosperity board did not find it useful to and did not attempt to quantify, rank or otherwise assign relative weights to factors it considered. Further, individual directors may have given differing weights to different factors. In addition, the Prosperity board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination. Rather, the board conducted an overall analysis of the factors it considered material, including thorough discussions with, and questioning of, Prosperity’s management.

Opinion of 1st Choice’s Financial Advisor

The fairness opinion of 1st Choice’s financial advisor, Hovde Financial, Inc., is described below. The description contains projections, estimates and other forward-looking statements about the future earnings or other measures of the future performance of 1st Choice. You should not rely on any of these statements as having been made or adopted by 1st Choice or Prosperity. You should review the copy of the Fairness Opinion, which is attached as Appendix B.

Hovde has acted as 1st Choice’s financial advisor in connection with the proposed merger. Hovde is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with 1st Choice and its operations. As part of its investment banking business, Hovde is continually engaged in the valuation of businesses and their securities in connection with, among other things, mergers and acquisitions.

Hovde reviewed the financial aspects of the proposed merger with 1st Choice’s board of directors and, on February 6, 2008, rendered a written opinion to 1st Choice’s board of directors that the consideration to be received by the shareholders in the merger was fair to the shareholders from a financial point of view. Hovde subsequently updated this written opinion as of April 9, 2008.

The full text of Hovde’s updated written opinion is included in this Proxy Statement as Appendix B and is incorporated herein by reference. You are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Hovde.

Hovde’s opinion is directed to 1st Choice’s board of directors and addresses only the fairness, from a financial point of view, of the Aggregate Merger Consideration to the shareholders. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any of the shareholders as to how such Shareholder should vote at the Special Meeting on the reorganization agreement or any related matter.

In rendering its opinion, Hovde did all of the following:

•	reviewed the reorganization agreement;

•	reviewed certain historical publicly available business and financial information concerning 1st Choice and Prosperity;

•	reviewed certain internal financial statements and other financial and operating data concerning 1st Choice;

•	analyzed certain financial projections prepared by the management of 1st Choice;

•	review historical market prices and trading volumes of Prosperity Common Stock;

•

reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving financial institutions and financial institution holding companies that Hovde considered relevant;

•

evaluated the pro forma ownership of Prosperity Common Stock by the holders of the 1st Choice Common Stock to the pro forma contribution of the 1st Choice’s assets, liabilities, equity and earnings to the pro forma company surviving the merger;

•	analyzed the pro forma impact of the merger on the combined company’s earnings per share, consolidated capitalization and financial ratios; and

•	performed such other analyses and considered such other factors as Hovde deemed appropriate.

In rendering its opinion, Hovde assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to it by 1st Choice and Prosperity and in the discussions it had with 1st Choice’s management and that of Prosperity. In that regard, Hovde also assumed that the financial forecasts, including without limitation, the projections regarding under-performing and non-performing assets and net charge-offs were reasonably prepared on a basis reflecting the best currently available information and judgments and estimates by 1st Choice and that such forecasts will be realized in the amounts and at the times contemplated thereby. Hovde is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for loan losses with respect thereto. Hovde assumed that such allowances for 1st Choice are, in the aggregate, adequate to cover such losses. Hovde was not retained to, and did not conduct, a physical inspection of any of the properties or facilities of 1st Choice. In addition, Hovde did not review individual credit files or make an independent evaluation or appraisal of the assets and liabilities of 1st Choice, and Hovde was not furnished with any such evaluations or appraisals.

Hovde assumed that the merger will be consummated substantially in accordance with the terms set forth in the reorganization agreement. Hovde assumed that the merger is, and will be, in compliance with all laws and regulations that are applicable to 1st Choice, Prosperity and their respective affiliates. Hovde further assumed that, in the course of obtaining the necessary regulatory and government approvals, no restriction will be imposed on Prosperity or the surviving institutions that would have a material adverse effect on the surviving institutions or the contemplated benefits of the merger. Hovde also assumed that no changes in applicable law or regulation will occur that will cause a material adverse change in the prospects or operations of the institutions surviving the merger.

1st Choice engaged Hovde on April 18, 2007 to provide 1st Choice with financial advisory services. 1st Choice has agreed to pay Hovde for the services provided by Hovde in connection with the merger. Pursuant to 1st Choice’s engagement agreement with Hovde, 1st Choice paid Hovde a fee at the time of the execution of the reorganization agreement and the delivery to 1st Choice’s board of directors of the fairness opinion. At the time the merger is completed, 1st Choice will pay Hovde a completion fee based on the Aggregate Merger Consideration. Pursuant to the engagement agreement, 1st Choice also agreed to reimburse Hovde for certain reasonable out-of-pocket expenses incurred in performing its services and to indemnify Hovde against certain liabilities relating to the merger or Hovde’s engagement.

In performing its analyses, Hovde made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Hovde, 1st Choice and Prosperity. Any estimates contained in the analyses performed by Hovde are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities may be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, Hovde’s fairness opinion was among several factors taken into consideration by 1st Choice’s board of directors in making its determination to approve the reorganization agreement and the merger. Consequently, the analyses described below should not be viewed as solely determinative of the decision of 1st Choice’s board of directors or 1st Choice’s management with respect to the fairness of the Aggregate Merger Consideration.

The following is a summary of the material analyses prepared by Hovde and presented to 1st Choice’s board of directors on February 6, 2008, and subsequently updated on April 9, 2008, in connection with the fairness opinion. This summary is not a complete description of the analyses underlying the fairness opinion or the presentation prepared by Hovde, but it summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Hovde did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include the information presented in tabular format. The analyses and the summary of the analyses must be considered as a whole and selecting portions of the analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying the analyses and opinion of Hovde. The tables alone are not a complete description of the financial analyses.

Selected Transaction Analysis (National). As part of its analysis, Hovde reviewed comparable acquisition transactions announced since September 1, 2007, involving banks located throughout the United States in which the seller had assets between $100 million and $1 billion, and a return on average assets greater than 0.75% (the “National Group”). The National Group consisted of the following 16 transactions:

Buyer (State)	Seller (State)
Jacksonville Bancorp (FL)	Heritage Bancshares, Inc. (FL)
Hampton Roads Bancshares, Inc. (VA)	Shore Financial Corporation (VA)
S&T Bancorp, Inc. (PA)	IBT Bancorp, Inc. (PA)
Community Bankers Acquisition Corp. (VA)	BOE Financial Services of Virginia, Inc. (VA)
Home Federal Bancorp, Inc. of Louisiana (LA)	First Louisiana Bancshares, Inc. (LA)
Century Commercial Bancorp, Inc. (OH)	Liberty Bank National Association (OH)
Oritani Financial Corp. (NJ)	Greater Community Bancorp (NJ)
Citizens Investors, LLC (GA)	First Citizens Bankshares, Inc. (GA)
Old Second Bancorp, Inc. (IL)	HeritageBanc, Inc. (IL)
First Guaranty Bancshares, Inc. (LA)	First Community Holding Co. (LA)
First Defiance Financial Corp. (OH)	Pavilion Bancorp, Inc. (MI)
1st United Bancorp, Inc. (FL)	Equitable Financial Group, Inc. (FL)
Frontier Financial Corporation (WA)	Washington Banking Company (WA)
Farmers and Merchants Bankshares, Inc. (AR)	Perry County Bancshares, Inc. (AR)
Center Financial Corporation (CA)	First Intercontinental Bank (GA)
First Interstate BancSystem, Inc. (MT)	First Western Bancorp, Inc. (SD)

Hovde utilized the following relevant transaction ratios for each transaction in the National Group to calculate an implied value for 1st Choice:

•	the multiple of the purchase consideration to the acquired company’s earnings for the 12 months preceding the announcement of the merger (the “Price-to-Earnings Multiple”);

•	the multiple of the purchase consideration to the acquired company’s tangible book value (the “Price-to-Tang. Book Value Multiple”);

•	the multiple of the purchase consideration to the acquired company’s assets (the “Price-to-Assets Multiple”); and

•	the multiple of the difference between the purchase consideration and the acquired company’s tangible book value to the acquired company’s core deposits (the “Premium-to-Core Deposits Multiple”).

Hovde used the average of the values calculated from the four multiples to calculate an implied value for 1st Choice based on the respective transaction. This calculation equated to a total of 16 separate implied values for 1st Choice. Hovde then reviewed the implied values based on the 25th, 50th (median), and 75th percentiles derived from the National Group. The resulting implied values and the corresponding multiples were then compared to the Aggregate Merger Consideration under the reorganization agreement. In order to calculate the implied transaction values, Hovde used estimated 2008 earnings, the minimum equity required at closing by the reorganization agreement, and core deposits (total deposits net of brokered/institutional funds) and total assets at December 31, 2007. The table below shows the results of this analysis comparing implied values and multiples to 1st Choice based on the National Group and the reorganization agreement.

Implied Value to 1st Choice Based On:	Implied Transaction Value (Millions)	Price to Earnings Multiple		Price to Tang. Book Value Multiple		Price to Assets Multiple	Premium to Core Deposits Multiple
Reorganization Agreement	$71.2	16.8	x	2.74	x	23.5%	26.5%

National Group:
75th Percentile	$71.1	16.7	x	2.74	x	23.5%	26.5%
Median	$65.5	15.4	x	2.52	x	21.6%	23.2%
25th Percentile	$55.6	13.1	x	2.14	x	18.3%	17.4%

Comparative Company Analysis (National). Using publicly available information, Hovde compared 1st Choice’s financial performance with that of the median of the National Group. 1st Choice’s performance highlights are based on 1st Choice’s last-12-months information at December 31, 2007.

	ROAA	ROAE	Efficiency Ratio	Non Int. Inc/Assets	NPAs/ Assets	LLR/NPAs
1st Choice	1.55%	18.13%	43.75%	2.02%	0.31%	353.72%
National Group (Median)	1.08%	10.62%	63.12%	0.79%	0.35%	220.66%

Selected Transaction Analysis (Southwest). As part of its analysis, Hovde reviewed comparable acquisition transactions announced since January 1, 2004, involving banks located throughout the Southwestern United States in which the seller had assets between $100 million and $500 million, a return on average assets greater than 1.25%, and tangible equity-to-tangible assets greater than 8.0% (the “Southwest Group”). The Southwest Group consisted of the following 11 transactions:

Buyer (State)	Seller (State)
Southside Bancshares, Inc. (TX)	Fort Worth Bancshares, Inc. (TX)
Industry Bancshares, Inc. (TX)	Community Bancorporation, Inc. (TX)
Commerce Bancshares, Inc. (MO)	South Tulsa Financial Corporation (OK)
AmericanWest Bancorporation (WA)	Far West Bancorporation (UT)
Plains Bancorp, Inc. (TX)	First National Bank of Lamesa (TX)
Wells Fargo & Company (CA)	Fremont National Bank of Canon City (CO)
Texas United Bancshares, Inc. (TX)	Northwest Bancshares, Inc. (TX)
Cullen/Frost Bankers, Inc. (TX)	Alamo Corporation of Texas (TX)
First State Bancorporation (NM)	New Mexico Financial Corporation (NM)
Franklin Bank Corp. (TX)	Cedar Creek Bancshares, Inc. (TX)
MidSouth Bancorp, Inc. (LA)	Lamar Bancshares, Incorporated (TX)

Hovde utilized the following relevant transaction ratios for each transaction in the Southwest Group to calculate an implied value for 1st Choice:

•	the Price-to-Earnings Multiple;

•	the Price-to-Tang. Book Value Multiple;

•	the Price-to-Assets Multiple; and

•	the Premium-to-Core Deposits Multiple.

Hovde used the average of the values calculated from the four multiples to calculate an implied value for 1st Choice based on the respective transaction. This calculation equated to a total of 11 separate implied values for 1st Choice. Hovde then reviewed the implied values based on the 25th, 50th (median), and 75th percentiles derived from the Southwest Group. The resulting implied values and the corresponding multiples were then compared to the Aggregate Merger Consideration under the reorganization agreement. In order to calculate the implied transaction values, Hovde used estimated 2008 earnings, the minimum equity required at closing by the reorganization agreement, and core deposits (total deposits net of brokered/institutional funds) and total assets at December 31, 2007. The table below shows the results of this analysis comparing implied values and multiples to 1st Choice based on the Southwest Group and the reorganization agreement.

Implied Value to 1st Choice Based On:	Implied Transaction Value (Millions)	Price to Earnings Multiple		Price to Tang. Book Value Multiple		Price to Assets Multiple	Premium to Core Deposits Multiple
Reorganization Agreement	$71.2	16.8	x	2.74	x	23.5%	26.5%

Southwest Group:
75th Percentile	$80.3	18.9	x	3.09	x	26.5%	31.8%
Median	$63.1	14.9	x	2.43	x	20.8%	21.8%
25th Percentile	$52.1	12.3	x	2.00	x	17.2%	15.3%

Comparative Company Analysis (Southwest). Using publicly available information, Hovde compared 1st Choice’s financial performance with that of the median of the Southwest Merger Group. 1st Choice’s performance highlights are based on 1st Choice’s last-12-months information at December 31, 2007.

	ROAA	ROAE	Efficiency Ratio	Non Int. Inc/Assets	NPAs/ Assets	LLR/NPAs
1st Choice	1.55%	18.13%	43.75%	2.02%	0.31%	353.72%
Southwest Group (Median)	1.74%	14.53%	63.00%	0.95%	0.36%	343.39%

Selected Transaction Analysis (Texas). As part of its analysis, Hovde reviewed comparable acquisition transactions announced since January 1, 2004, involving banks located throughout the State of Texas in which the seller had assets between $100 million and $500 million, a return on average assets greater than 1.00%, and tangible equity-to-tangible assets greater than 8.0% (the “Texas Group”). The Texas Group consisted of the following 13 transactions:

Buyer (State)	Seller (State)
Southside Bancshares, Inc. (TX)	Fort Worth Bancshares, Inc. (TX)
Industry Bancshares (TX)	Community Bancorporation, Inc. (TX)
Sterling Bancshares, Inc. (TX)	Partners Bank of Texas (TX)
Plains Bancorp, Inc. (TX)	First National Bank of Lamesa (TX)
Summit Bank Corporation (GA)	Concord Bank, National Association (TX)
Texas United Bancshares, Inc. (TX)	Northwest Bancshares, Inc. (TX)
Cullen/Frost Bankers, Inc. (TX)	Alamo Corporation of Texas (TX)
Sterling Bancshares, Inc. (TX)	Prestonwood Bancshares, Incorporated (TX)
Franklin Bank Corp. (TX)	Cedar Creek Bancshares, Inc. (TX)
MidSouth Bancorp, Inc. (LA)	Lamar Bancshares, Inc. (TX)
Inwood Bancshares, Inc. (TX)	WB&T Bancshares, Inc. (TX)
Southwest Bancorp. of Texas (TX)	Maxim Financial Holdings, Inc. (TX)
SouthTrust Corporation (AL)	Founders Bancshares, Inc. (TX)

Hovde utilized the following relevant transaction ratios for each transaction in the Texas Group to calculate an implied value for 1st Choice:

•	the Price-to-Earnings Multiple;

•	the Price-to-Tang. Book Value Multiple;

•	the Price-to-Assets Multiple; and

•	the Premium-to-Core Deposits Multiple.

Hovde used the average of the values calculated from the four multiples to calculate an implied value for 1st Choice based on the respective transaction. This calculation equated to a total of 13 separate implied values for 1st Choice. Hovde then reviewed the implied values based on the 25th, 50th (median), and 75th percentiles derived from the Texas Group. The resulting implied values and the corresponding multiples were then compared to the Aggregate Merger Consideration under the reorganization agreement. In order to calculate the implied transaction values, Hovde used estimated 2008 earnings, the minimum equity required at closing by the reorganization agreement, and core deposits (total deposits net of brokered/institutional funds) and total assets at

December 31, 2007. The table below shows the results of this analysis comparing implied values and multiples to 1st Choice based on the Texas Group and the reorganization agreement.

Implied Value to 1st Choice based on:	Implied Transaction Value (Millions)	Price to Earnings Multiple		Price to Tang. Book Value Multiple		Price to Assets Multiple	Premium to Core Deposits Multiple
Reorganization Agreement	$71.2	16.8	x	2.74	x	23.5%	26.5%

Texas Group:
75th Percentile	$84.5	19.9	x	3.25	x	27.9%	34.3%
Median	$67.5	15.9	x	2.60	x	22.3%	24.4%
25th Percentile	$59.8	14.1	x	2.30	x	19.7%	19.9%

Comparative Company Analysis (Texas). Using publicly available information, Hovde compared 1st Choice’s financial performance with that of the median of the Texas Merger Group. 1st Choice’s performance highlights are based on 1st Choice’s last-12-months information at December 31, 2007.

	ROAA	ROAE	Efficiency Ratio	Non Int. Inc/Assets	NPAs/ Assets	LLR/NPAs
1st Choice	1.55%	18.13%	43.75%	2.02%	0.31%	353.72%
Texas Group (Median)	1.34%	11.34%	64.18%	0.95%	0.17%	286.60%

No company or transaction used as comparison in the above transaction analyses is identical to 1st Choice, and no transaction was consummated on terms identical to the terms of the merger. Accordingly, an analysis of these results is not strictly mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

Discounted Cash Flow Analysis. Taking into account various factors including but not limited to 1st Choice’s recent performance, the current banking environment and the local economy in which the 1st Choice operates, Hovde determined earnings estimates for a forward looking five-year period. For the first discounted cash flow analysis (“DCF Perpetuity”), an aggregate value to 1st Choice shareholders was calculated based on the present value of future free cash flows after tax. Hovde utilized a terminal value at the end of 2012 based on 1st Choice’s earnings increasing perpetually thereafter at an annual rate of 5.0%. A range of discount rates between 12% and 14% were employed in figuring the present value of the free cash flows plus the terminal value. These rates were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of 1st Choice Common Stock. The resulting values of the DCF Perpetuity ranged between $51.1 million and $66.4 million with a midpoint of $57.8 million.

In the second discounted cash flow analysis (“DCF PE Multiple”), the same earnings estimates were used; however, two items varied. First, Hovde assumed that 1st Choice would pay dividends each year equivalent to the amount necessary to maintain a tangible equity-to-tangible asset ratio of 8.00%. Second, in arriving at the terminal value of 1st Choice’s earnings stream at the end of 2012, Hovde applied the median price-to-earnings multiple for transactions in the Texas Group. The present value of the dividends plus the terminal value was then calculated assuming a range of discount rates between 12% and 14%. The resulting values of the DCF PE Multiple ranged between $72.8 million and $67.1 million with a midpoint of $69.9 million.

In the third and final discounted cash flow analysis (“DCF PTBV Multiple”), the same earnings estimates and dividends were used as in the DCF PE Multiple analysis; however, in arriving at the terminal value at the end of 2012, Hovde applied the median price-to-tangible book value multiple for transactions in the Texas Group. The present value of any dividends plus the terminal value was then calculated assuming a range of discount rates between 12% and 14%. The resulting values of the DCF PTBV Multiple ranged between $62.8 million and $58.0 million with a midpoint of $60.3 million.

These analyses and their underlying assumptions yielded a range of values for 1st Choice, and the median values are outlined in the table below:

Implied Value to 1st Choice Based On:	Implied Transaction Value (Millions)	Price to Est. Earnings Multiple		Price to Tang. Book Value Multiple		Price to Assets Multiple	Premium to Core Deposits Multiple
Reorganization Agreement	$71.2	16.8	x	2.74	x	23.5%	26.5%
DCF Perpetuity (midpoint)	$57.8	13.6	x	2.22	x	19.0%	18.6%
DCF PE Multiple (midpoint)	$69.9	16.5	x	2.69	x	23.1%	25.8%
DCF PTBV Multiple (midpoint)	$60.3	14.2	x	2.32	x	19.9%	20.1%

Hovde noted that while the discounted cash flow present value analysis is a widely used valuation methodology, it relies on numerous assumptions, including asset and earnings growth rates, terminal values and discount rates. Hovde’s analysis does not purport to be indicative of the actual values or expected values of 1st Choice’s Common Stock.

Conclusion. Based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor or comparison, Hovde determined that the Aggregate Merger Consideration is fair from a financial point of view to 1st Choice’s shareholders. Each shareholder is encouraged to read Hovde’s fairness opinion in its entirety. The full text of this fairness opinion is included as Appendix B to this Proxy Statement.

Exchange of 1st Choice Stock Certificates

If you are a shareholder of 1st Choice, as soon as practicable after the effective time of the merger, Prosperity’s transfer and exchange agent, Computershare Investor Services, will mail a letter of transmittal and instructions to you for use in surrendering your 1st Choice stock certificates. When you properly surrender your certificates or provide other satisfactory evidence of ownership, and return the letter of transmittal duly executed and completed in accordance with its instructions, Prosperity will promptly cancel the surrendered stock certificates and deliver to you the number of shares of Prosperity common stock and cash to which you are entitled under the reorganization agreement.

You should not send in your certificates until you receive the letter of transmittal and instructions.

At the effective time of the merger, and until surrendered as described above, each outstanding 1st Choice stock certificate will be deemed for all purposes to represent only the right to receive the merger consideration to be paid pursuant to the reorganization agreement. With respect to any 1st Choice stock certificate that has been lost, stolen or destroyed, Prosperity will pay the merger consideration attributable to such certificate upon receipt of a surety bond or other adequate indemnity, as required in accordance with Prosperity’s standard policy, and evidence reasonably satisfactory to Prosperity of ownership of the shares in question. After the effective time of the merger, 1st Choice’s transfer books will be closed and no transfer of the shares of 1st Choice stock outstanding immediately prior to the effective time will be made on Prosperity’s stock transfer books.

To the extent permitted by law, you will be entitled to vote after the effective time of the merger at any meeting of Prosperity’s shareholders the number of whole shares of Prosperity common stock into which your shares of 1st Choice are converted, regardless of whether you have exchanged your 1st Choice stock certificates for Prosperity stock certificates. Whenever Prosperity declares a dividend or other distribution on the Prosperity common stock which has a record date after the effective time, the declaration will include dividends or other distributions on all shares of Prosperity common stock issuable pursuant to the reorganization agreement. However, no dividend or other distribution payable to the holders of record of Prosperity common stock will be delivered to you until you surrender your 1st Choice stock certificate for exchange as described above. Upon surrender of your 1st Choice stock certificate, the certificate representing the Prosperity common stock into which your shares of 1st Choice stock have been converted, together with your share of the cash portion of the merger consideration, any cash in lieu of any fractional share of Prosperity common stock to which you would otherwise be entitled and any undelivered dividends, will be delivered and paid to you, without interest.

Effective Time of the Merger

The merger will become effective at the date and time specified in the certificate of merger to be issued by the Secretary of State of Texas. If the shareholders of 1st Choice approve the merger at the special meeting, and if all required regulatory approvals are obtained and the other conditions to the parties’ obligations to effect the merger are met or waived by the party entitled to do so, we anticipate that the merger will be completed in the second quarter of 2008, although delays could occur.

We cannot assure you that we can obtain the necessary shareholder and regulatory approvals or that the other conditions to completion of the merger can or will be satisfied.

Conduct of Business Pending Effective Time

From the date of the reorganization agreement to and including the closing date, 1st Choice shall:

•

conduct its affairs (including, without limitation, the making of or agreeing to make any loans or other extensions of credit) only in the ordinary course of business consistent with past practices and prudent banking principles;

•

use its best efforts to preserve intact its present business organizations, keep available the services of its present officers, directors, key employees and agents, and preserve its relationships and goodwill with customers and advantageous business relationships;

•

promptly give written notice to Prosperity of (a) any material changes in its business, operations or prospects, (b) any complaints, investigations or hearings (or communications indicating the same may be contemplated) of any regulatory authority, (c) the institution or threat of any material litigation against 1st Choice or 1st Choice Bank or (d) any event or condition that would reasonably be expected to cause a breach of any covenant, condition or agreement contained in the reorganization agreement, any of the representations or warranties of 1st Choice in the reorganization agreement to be materially untrue or a material adverse effect on 1st Choice; and

•

except as required by law or regulation or expressly permitted by the reorganization agreement, take no action which would adversely affect or delay the ability of 1st Choice or Prosperity to obtain any required regulatory or other approvals required for the consummation of the merger or to perform its obligations and agreements under the reorganization agreement.

From the date of the reorganization agreement to and including the closing date, unless otherwise required by law or regulation, permitted by the reorganization agreement, or unless Prosperity otherwise consents in writing, 1st Choice shall not, and shall not permit any of its subsidiaries to:

•	adjust, split, combine or reclassify any of 1st Choice common stock or other capital stock;

•

make, acquire, modify or renew or agree to make, acquire, modify or renew any loans, loan participations or other extensions of credit to any borrower that (1) would be a material violation of policies and procedures in effect as of the date of the reorganization agreement, (2) would not be in the ordinary course of business consistent with past practices and prudent banking principles or (3) would be in excess of $100,000 (except pursuant to commitments made prior to the date of the reorganization agreement and not covered by items (1) or (2), or loans fully secured by a certificate of deposit at 1st Choice);

•

issue or sell or obligate itself to issue or sell any shares of its capital stock or any warrants, rights, options or warrants to acquire, or any securities convertible into, any shares of its capital stock;

•	grant any stock appreciation rights, restricted stock, stock options or other form of incentive compensation;

•	open, close or relocate any branch office, or acquire or sell or agree to acquire or sell any branch office or any deposit liabilities;

•

enter into, amend or terminate certain agreements specified in the reorganization agreement or any other material agreement, or acquire or dispose of any material amount of assets or liabilities or make any change in any of its leases, except in the ordinary course of business consistent with past practices and prudent banking practices;

•

grant any severance or termination pay to, or enter into any employment, consulting, noncompetition, retirement, parachute, severance or indemnification agreement with, any officer, director, employee or agent, either individually or as part of a class of similarly situated persons;

•

increase in any manner the compensation or fringe benefits of any of its employees or directors other than in the ordinary course of business consistent with past practice and pursuant to policies in effect as of the date of the reorganization agreement, or pay any perquisite such as automobile allowance, club membership or dues or other similar benefits other than in accordance with past practice, or institute any employee welfare, retirement or similar plan or arrangement;

•

declare, pay or set aside for payment any dividend or other distribution (whether in cash, stock or property) in respect of 1st Choice common stock, other than the payment of dividends from 1st Choice Bank to 1st Choice, or, directly or indirectly, purchase, redeem or otherwise acquire any shares of 1st Choice common stock;

•	make any change in accounting methods, principles and practices, except as may be required by GAAP or any governmental authority;

•

sell, transfer, convey, mortgage, encumber or otherwise dispose of any material properties or assets (including other real estate owned) or interest therein, other than the other real estate owned properties under contract for sale as of the date of the reorganization agreement;

•	foreclose upon or otherwise acquire any commercial real property prior to receipt and approval by Prosperity of a Phase I environmental review thereof;

•	increase or decrease the rate of interest paid on deposit accounts, except in a manner and pursuant to policies consistent with 1st Choice’s past practices and prudent banking practices;

•	charge-off any loan or other extension of credit prior to review and approval by Prosperity of the amount of such charge-off (which approval shall not be unreasonably withheld);

•	establish any new subsidiary or affiliate or enter into any new line of business;

•

materially deviate from policies and procedures existing as of the date of the reorganization agreement with respect to (1) classification of assets, (2) the allowance for loan losses and (3) accrual of interest on assets, except as otherwise required by the provisions of the reorganization agreement, applicable law or regulation or any governmental authority;

•	amend or change any provision of 1st Choice’s articles of incorporation or bylaws or the governing documents of 1st Choice or any subsidiary;

•	make any capital expenditure which would exceed an aggregate of $25,000, except pursuant to commitments made prior to the date of the reorganization agreement and reflected in a disclosure schedule;

•	excluding deposits and certificates of deposit, incur or modify any indebtedness for borrowed money, including FHLB advances;

•	prepay any indebtedness or other similar arrangements so as to cause 1st Choice to incur any prepayment penalty thereunder;

•

except pursuant to contracts or agreements in force at the date of or permitted by the reorganization agreement, make any equity investment in, or purchase outside the ordinary course of business any property or assets of, any other individual, corporation or other entity;

•	voluntarily accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation;

•	settle any claim, action or proceedings involving payment by it of money damages or impose any material restriction on the operations of 1st Choice or any subsidiary; or

•

restructure or materially change its investment securities portfolio or its interest rate risk position from that as of December 31, 2007, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported.

We refer you to the reorganization agreement, which is attached as Appendix A to this proxy statement/prospectus, for additional restrictions on the conduct of the business of 1st Choice pending the merger.

No Solicitation

In addition to the restrictions on 1 st Choice outlined above, so long as the reorganization agreement is in effect, 1st Choice and its subsidiaries have agreed not to take any of the following actions and has agreed to use its best efforts to cause its and its subsidiaries’ directors, officers, employees, agents and representatives not to:

•

entertain, solicit or encourage any inquiries with respect to any proposal which could reasonably be expected to lead to the merger, consolidation, acquisition or sale of all or substantially all of the assets or any shares of capital stock of 1st Choice or 1st Choice Bank; or

•

provide any information to or negotiate with any other party in furtherance of any proposal which could reasonably be expected to lead to the merger, consolidation, acquisition or sale of all or substantially all of the assets or any shares of capital stock of 1st Choice or 1st Choice Bank.

However, 1st Choice may furnish information or participate in negotiations or discussions where the board of directors of 1st Choice determines, based on the written advice of counsel, that the failure to furnish such information or participate in such negotiations or discussions would or could reasonably be deemed to constitute a breach of the fiduciary or legal obligations of 1st Choice’s board of directors to its shareholders. 1st Choice has agreed to notify Prosperity of any unsolicited acquisition proposal and provide reasonable detail as to the identity of the proposed acquirer and the nature of the proposed transaction.

Conditions to Completion of the Merger

The reorganization agreement contains a number of conditions to the obligations of Prosperity and 1st Choice to complete the merger which must be satisfied as of the closing date, including, but not limited to, the following:

•	approval of the reorganization agreement by the holders of at least two-thirds of the outstanding shares of 1st Choice common stock;

•	receipt of all required regulatory approvals of the merger in a manner that does not impose any restrictions on the operations of Prosperity which are unacceptable to Prosperity;

•

the registration statement of which this proxy statement/prospectus forms a part shall have become effective and no stop order suspending its effectiveness shall be in effect and no proceedings for that purpose shall have been initiated and continuing or threatened by the Securities and Exchange Commission;

•	the shares of Prosperity common stock to be issued to 1st Choice shareholders shall have been authorized for listing on the NASDAQ Global Select Market;

•

the other party’s representations and warranties being true in all material respects as of the date of the reorganization agreement and as of the date of the closing and receipt of a certificate signed by an appropriate representative of the other party to that effect;

•	the absence of a material adverse change in the assets, properties, business or financial condition of either party;

•

the performance or compliance in all material respects by each party with its respective covenants and obligations required by the reorganization agreement to be performed or complied with prior to the effective date of the merger and receipt of a certificate signed by an appropriate representative of the other party to that effect; and

•	receipt by each party of an opinion of such party’s counsel to the effect that the merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code.

In addition to the conditions listed above, Prosperity’s obligation to complete the merger is subject to the satisfaction of the following conditions:

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each of the directors and officers (with a title of Senior Vice President or above) of 1st Choice and 1st Choice Bank must have executed an agreement releasing 1st Choice and 1st Choice Bank and their respective successors from any and all claims of such directors and officers, subject to certain limited exceptions (Director/Officer Release);

•

1st Choice must have executed an agreement releasing each director and officer who executed a Director/Officer Release from any and all claims of 1st Choice and 1 st Choice Bank and their respective successors, subject to certain limited exceptions;

•

the employment agreements between 1st Choice Bank and certain officers must have been terminated, 1st Choice Bank must have paid any amount due under such agreements and such officers must have executed a termination and release agreement with respect to such employment agreement;

•	certain officers of 1st Choice shall have entered into a two-year employment agreement with Prosperity Bank;

•	each of the directors of 1st Choice and 1st Choice Bank who does not execute an employment agreement shall have entered into a non-competition agreement with Prosperity;

•	each director of 1st Choice and 1st Choice Bank shall have resigned and Prosperity shall have received such resignations;

•

holders of no more than 5% of the issued and outstanding 1st Choice common stock shall have demanded or shall be entitled to demand payment of the fair value of their shares as dissenting shareholders;

•

all consents, approvals, waivers and other assurances from all non-governmental third parties which are required to be obtained under the terms of any contract, agreement or instrument to which 1st Choice or any of its subsidiaries is a party or by which any of their respective properties is bound in order to prevent the consummation of the transactions contemplated by the reorganization agreement from constituting a default under such contract, agreement or instrument or creating any lien, claim or charge upon any of the assets of 1st Choice or any of its subsidiaries shall have been obtained, and 1st Choice shall have received evidence thereof in form and substance satisfactory to it;

•	the sale and transfer, without recourse, or the collection or charge-off of a certain loan of 1st Choice shall have been completed;

•	the liquidation and dissolution of 1st Choice Insurance Agency, Inc. shall have been completed; and

•	1st Choice’s reserve for loan losses as of the closing date must be at a level equal to at least 1.15% of total loans.

Any condition to the consummation of the merger, except the required shareholder and regulatory approvals, and the absence of an order or ruling prohibiting the merger, may be waived in writing by the party to the reorganization agreement entitled to the benefit of such condition.

Additional Agreements

In addition to the agreements described above, each party has agreed in the reorganization agreement to take certain other actions, including:

•

we each agreed to take all reasonable actions to aid and assist in the consummation of the merger and use our best efforts to take or cause to be taken all other actions necessary, proper or advisable to consummate the transactions contemplated by the reorganization agreement, including such actions which are necessary, proper or advisable in connection with filing applications with, or obtaining approvals from all regulatory authorities having jurisdiction over the transactions contemplated by the reorganization agreement;

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1st Choice agreed, to the extent permitted by law, to provide Prosperity all information concerning 1st Choice required for inclusion in this proxy statement/prospectus, or any other application, filing, statement or document to be made or filed in connection with the merger and the other transactions contemplated by the reorganization agreement;

•

we each agreed to give the other party access to all of our properties, books and records and to provide additional financial and operating data and other information about our business and properties;

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we each agreed that neither party will, directly or indirectly, before or after the consummation of the merger or termination of the reorganization agreement, disclose any confidential information other than in connection with the regulatory notice and application process, or use such confidential information for its own purposes or for the benefit of any person, firm, corporation, association or other entity under any circumstances;

•

we each agreed that neither party will issue or cause the publication of any press release or public announcement with respect to the transactions contemplated by the reorganization agreement without the consent of the other party except as required by applicable law or in connection with the regulatory approval process;

•	we each agreed to deliver or make available to the other party all unaudited quarterly financial statements and all call reports filed by our subsidiary banks;

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1st Choice and 1 st Choice Bank agreed and agreed to use its best efforts to cause its and its subsidiaries’ directors, officers, employees, agents and representatives, from the date of the reorganization agreement through the effective time of the merger (or the earlier termination of the reorganization agreement), not to entertain, solicit or encourage any inquiries, or provide any information to or negotiate with any other party any proposal which could reasonably be expected to lead to the merger, consolidation, acquisition or sale of all or substantially all of the assets or any shares of capital stock of 1st Choice and 1st Choice Bank;

•

1st Choice agreed that it will use its best efforts to provide, for a period of at least three years after the effective time of the merger, past acts insurance for no less than the four-year period immediately preceding the effective time of the merger under its (1) current directors’ and officers’ insurance policy, (2) employment practices liability insurance (or comparable coverage) and (3) bankers blanket bond (or comparable coverage) for each director and officer of 1st Choice and its subsidiaries currently covered under comparable policies held by 1st Choice;

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1st Choice agreed to execute and deliver such instruments and take such actions as Prosperity may reasonably require to cause the amendment or termination of any of 1st Choice’s employee benefit plans and Prosperity agreed that the 1st Choice employees who continue their employment after the closing of the reorganization agreement will be entitled to participate as newly hired employees in the employee benefit plans and programs maintained for employees of Prosperity and Prosperity Bank, such employees will be entitled to credit prior service with 1st Choice, and Prosperity will take all necessary acts to facilitate such coverage, including, without limitation, waiving any eligibility waiting periods and pre-existing condition exclusions, subject to the provisions set forth in the reorganization agreement;

•

1st Choice agreed to allow Prosperity to designate two representatives who will be invited to attend the board of directors and the loan and discount and asset liability management committee meetings of 1st Choice and 1st Choice Bank held prior to completion of the merger. Such representatives will have no voting rights and may be excluded from certain sessions;

•

1st Choice agreed to make such accounting entries consistent with GAAP as Prosperity may reasonably request in order to conform the accounting records of 1st Choice to the accounting policies and practices of Prosperity;

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1st Choice agreed to use its best efforts to maintain its allowance for loan losses at a level equal to at least 1.15% of total loans and, if the allowance for loan losses is less than 1.15% of total loans on the business day immediately prior to the closing date, 1 st Choice will take all action necessary to increase the allowance for loan losses to an amount equal to 1.15% of total loans on that date;

•	1st Choice agreed to use its best efforts to ensure that its current data processing contracts will be terminated if the merger is completed;

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1st Choice agreed to take all actions necessary and appropriate to sell and transfer, without recourse, to a third party purchaser, certain of its loans mutually agreed to between Prosperity and 1st Choice, provided that 1st Choice may collect the outstanding balances due on such loans or may charge-off such loans to a zero value rather than sell them. Other than any loss incurred on the sale or charge-off of the identified loan that is a condition to closing, any losses incurred on such sales or charge-offs shall not affect 1st Choice’s equity capital for purposes of the minimum equity capital required by the reorganization agreement;

•	1st Choice agreed to cause 1st Choice Bancorp of Delaware, Inc., a Delaware corporation and wholly-owned subsidiary of 1st Choice, to merge with and into 1st Choice immediately prior to the merger;

•

1st Choice agreed to cause 1st Choice Bank to cooperate with Prosperity and Prosperity Bank as necessary in conjunction with all approvals, filings and other steps necessary to cause the consummation of the combination of 1st Choice Bank with Prosperity Bank through merger, purchase and assumption or otherwise following the effective time of the merger;

•

1st Choice agreed to accrue for bonuses to key employees of 1st Choice and 1st Choice Bank through the effective time of the merger and Prosperity agrees to pay such bonuses to each such key employee after the closing;

•

Prosperity agreed to file all notices and applications for all regulatory approvals required to be obtained by Prosperity or Prosperity Bank in connection with the reorganization agreement and to provide 1st Choice copies of such filings for which confidential treatment has not been requested;

•

Prosperity agreed to file all documents required to be filed to have the shares of the Prosperity common stock to be issued pursuant to the reorganization agreement included for listing on NASDAQ and use its best efforts to effect said listing; and

•	Prosperity agreed to prepare and file a registration statement with the SEC and use its best efforts to cause the registration statement to become effective.

Representations and Warranties of 1st Choice and Prosperity

In the reorganization agreement, 1st Choice has made representations and warranties to Prosperity, and Prosperity has made representations and warranties to 1st Choice. The more significant of these relate to (among other things):

•	corporate organization and existence;

•	authority and power to execute the reorganization agreement and to complete the transactions contemplated by the reorganization agreement;

•	the absence of conflicts between the execution of the reorganization agreement and completion of the transactions contemplated by the reorganization agreement and certain other agreements;

•	capitalization;

•	the accuracy of their financial statements and reports;

•	pending or threatened litigation and other proceedings;

•	compliance with applicable laws and regulatory filings;

•	the absence of certain changes and events; and

•	the accuracy of information to be supplied for inclusion in state and federal reports and filings.

1st Choice also has made additional representations and warranties to Prosperity with respect to (among other things):

•	its investments;

•	its loan portfolio and allowance for loan losses;

•	the existence of certain loan agreements and related matters;

•	its real property and leases;

•	its personal property;

•	its compliance with environmental laws;

•	its payment of taxes and filing of tax returns;

•	the existence of certain contracts and commitments;

•	its insurance coverage;

•	employment relations;

•	its employee benefit plans;

•	its deferred compensation and salary continuation arrangements;

•	its brokers’, finders’ and financial advisors’ fees;

•	its accounting controls;

•	the absence of derivative contracts;

•	its deposit accounts;

•	its compliance with the Community Reinvestment Act;

•	its intellectual property rights;

•	its compliance with the Bank Secrecy Act and USA PATRIOT Act;

•	its shareholders list;

•	its receipt of a fairness opinion; and

•	1st Choice Bank’s performance of its fiduciary responsibilities.

Prosperity has also made additional representations and warranties to 1st Choice with respect to (among other things) its compliance with its SEC reporting obligations, the accuracy of such reports and its ability to pay the cash portion of the merger consideration and have sufficient authorized and unissued shares of Prosperity common stock to pay the stock portion of the merger consideration.

Financial Interests of Directors and Officers of 1st Choice in the Merger

In considering the recommendation of the board of directors of 1st Choice to vote for the proposal to approve the reorganization agreement, you should be aware that certain directors and officers of 1st Choice have interests in the merger that are in addition to, or different from, their interests as shareholders of 1st Choice. The board of 1st Choice was aware of these interests and considered them in approving the reorganization agreement. These interests include:

•

Payment of Change in Control Bonuses. Pursuant to the existing employment agreements between 1st Choice Bank and each of Donald R. Harding, Gerry E. Monzingo, Patricia A. Stewart and Marilyn E. Word, 1st Choice Bank shall pay Messrs. Harding and Monzingo and Mses. Stewart and Word a change in control bonus of $430,000, $400,000, $300,000 and $300,000, respectively. Immediately prior to completion of the merger, each existing employment agreement shall be terminated.

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Employment Agreements with Prosperity Bank. Prosperity’s obligation to consummate the merger is subject to two of 1st Choice’s executive officers and five other officers entering into employment agreements with Prosperity Bank prior to the completion of the merger. On February 7, 2008, Prosperity Bank entered into employment agreements with Donald R. Harding and Gerry E. Monzingo, each of which is for an initial term of two years and entitles the named individual to receive a base annual salary, eligibility for bonuses, plus reimbursement of certain business expenses and participation in certain employee benefit plans and stock based compensation programs. The agreements with Messrs. Harding and Monzingo provide for an annual base salary of $165,000 and $160,000, respectively, and entitle each to receive payment of his base salary for the remainder of the initial term of the agreement upon termination of his employment with Prosperity Bank by Prosperity Bank for any reason other than for cause (as defined in the employment agreement) or as a result of his death or disability. The agreements also contain non-competition and non-solicitation obligations for a specified period of time, unless such persons are terminated by Prosperity without cause. On February 7, 2008, Prosperity Bank also entered into two-year employment agreements with two other officers and one-year employment agreements with three other officers to be effective upon completion of the merger.

•

Insurance. 1st Choice agreed that it will use its best efforts to provide for a period of not less than three years after completion of the merger past acts insurance coverage for no less than the four-year period immediately preceding the effective time of the merger under its (1) current directors and officers insurance policy coverage (or comparable coverage), (2) employment practices liability insurance and (3) current bankers blanket bond (or comparable coverage) for each director and officer of 1st Choice and its subsidiaries currently covered under the comparable policies maintained by 1st Choice.

Amendment or Waiver of the Reorganization Agreement

No termination, cancellation, modification, amendment, deletion, addition or other change in the reorganization agreement, or any provision thereof, or waiver of any right or remedy therein provided, shall be effective for any purpose unless specifically set forth in a writing signed by the party or parties to be bound thereby. The waiver of any right or remedy in respect to any occurrence or event on one occasion shall not be deemed a waiver of such right or remedy in respect to such occurrence or event on any other occasion.

Termination of the Reorganization Agreement

The reorganization agreement may be terminated in the following manner:

By Mutual Consent. The reorganization agreement may be terminated and the merger abandoned at any time upon the mutual consent of Prosperity and 1st Choice and the approval of such action by the respective boards of directors.

By Either Party. The reorganization agreement may be terminated and the merger abandoned at any time prior to the effective date by either Prosperity or 1st Choice if:

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the merger has not been completed by June 6, 2008 (unless regulatory approval has not been received or the registration statement has not been declared effective by such date, in which case this deadline will be extended to July 6, 2008) and the party exercising its termination right is not then in default under the reorganization agreement if the default has been the cause of or resulted in the failure to complete the merger;

•

any court of competent jurisdiction in the United States of other United States governmental body issues an order, decree or ruling or takes any other action restraining, enjoining or otherwise prohibiting the merger and such order, decree, ruling or other action is final and non-appealable;

•	any of the transactions contemplated by the reorganization agreement are disapproved by any regulatory authority or other person whose approval is required to consummate any of such transactions;

•

the approval of the reorganization agreement by the shareholders of 1st Choice is not obtained by reason of the failure to obtain the required vote at the special meeting at which the 1st Choice shareholders consider the reorganization agreement;

•	any of the conditions to the obligations of Prosperity or the obligations of 1st Choice, respectively, have not been met or waived by the party entitled to such benefit; or

•

the other party materially breaches its representations and warranties or any covenant or agreement contained in the reorganization agreement and such breach has not been cured within the required time limit.

By Prosperity. Prosperity has the right to terminate the reorganization agreement on or prior to May 7, 2008 if the results on any environmental inspections or surveys of the properties of 1st Choice identify certain violations or potential violations of environmental laws or would require certain remedial or clean up action under environmental laws that would have material adverse effect on the financial condition of 1st Choice. In addition, Prosperity may terminate the reorganization agreement, without the consent of 1st Choice, if any approval required to be obtained from any regulatory authority or agency is obtained subject to restrictions or conditions on the operations of 1st Choice, 1st Choice Bank, Prosperity or Prosperity Bank that are unacceptable to Prosperity.

Remedies. In the event of the termination of the reorganization agreement without breach by any party, the reorganization agreement will be void and have no effect, without liability on the part of any party or the directors, officers or shareholders of any party, except as specifically contemplated in the reorganization agreement.

Expenses

1st Choice and Prosperity will each pay their respective expenses incurred in connection with the preparation and performance of their respective obligations under the reorganization agreement, whether or not the transactions provided for in the reorganization agreement are consummated, including, but not limited to, fees and expenses of their own counsel, financial or other consultants, investment bankers and accountants, and filing, registration, application and printing fees. Similarly, each of 1st Choice and Prosperity agreed to indemnify the other party against any cost, expense or liability (including reasonable attorneys’ fees) in respect of any claim made by any party for a broker’s or finder’s fee in connection with the merger other than one based on communications between the party and the claimant seeking indemnification.

NASDAQ Stock Market Listing

Prosperity has agreed to file all documents required to be filed to have the shares of Prosperity common stock to be issued pursuant to the reorganization agreement approved for quotation on the NASDAQ Global

Select Market and to use its reasonable best efforts to effect such listing. The obligations of the parties to complete the merger are subject to approval for quotation of such shares on the NASDAQ Global Select Market.

Material Federal Income Tax Consequences

The following discussion is a general summary of the anticipated material United States federal income tax consequences of the exchange of 1st Choice common stock for Prosperity common stock pursuant to the merger. This summary does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. This discussion is based upon the Internal Revenue Code of 1986, as amended (the Internal Revenue Code), regulations promulgated by the United States Treasury Department, court cases and administrative rulings in each case as in effect as of the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This discussion assumes that you hold your 1st Choice common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code. The federal income tax laws are complex and the tax consequences of the merger may vary depending upon each shareholder’s individual circumstances or tax status. Accordingly, this description is not a complete description of all of the consequences of the merger and, in particular, may not address United States federal income tax considerations that may affect the treatment of shareholders subject to special treatment under United States federal income tax law (including, for example, foreign persons, financial institutions, dealers in securities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt entities , pass-through entities or investors in such entities, holders who acquired their shares of 1st Choice stock pursuant to the exercise of an employee stock option or right, pursuant to a tax qualified retirement plan or otherwise as compensation and holders who hold 1st Choice stock as part of a “hedge,” “straddle” or “conversion transaction”). This discussion is based on laws, regulations, rulings and judicial decisions as in effect on the date of this document, without consideration of the particular facts or circumstances of any holder of 1st Choice stock. These authorities are all subject to change and any such change may be made with retroactive effect. No assurance can be given that, after any such change, this discussion would not be different.

The obligations of the parties to complete the merger are conditioned upon the receipt by Prosperity of an opinion of counsel from Bracewell & Giuliani LLP and the receipt by 1st Choice of an opinion of counsel from Larry E. Temple, in each case that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Copies of the tax opinions are attached as Exhibits 8.1 and 8.2 to the registration statement on Form S-4, of which this proxy statement/prospectus forms a part. It is a condition to completion of the merger that each of Prosperity and 1st Choice receive an updated opinion of Bracewell & Giuliani LLP and Larry E. Temple, respectively. The conditions relating to receipt of the tax opinion may be waived by both of us. Neither of us currently intends to waive the conditions related to the receipt of an updated tax opinion. However, if these conditions were waived, 1st Choice would re-solicit the approval of its shareholders prior to completing the merger.

Bracewell & Giuliani LLP has rendered its tax opinion to Prosperity and Larry E. Temple has rendered its tax opinion to 1st Choice, each subject to the limitations discussed above, on the basis of facts, representations and assumptions set forth or referred to in such opinions which are consistent with the state of facts existing at the effective time of the merger. In rendering their tax opinions, each counsel relied upon representations and covenants, including those contained in certificates of officers of Prosperity and 1st Choice, reasonably satisfactory in form and substance to each such counsel. The opinions represent counsel’s best legal judgment, but have no binding effect or official status of any kind, and no assurance can be given that contrary positions will not be taken by the Internal Revenue Service or a court considering the issues. We have not requested nor do we intend to request a ruling from the Internal Revenue Service as to the tax consequences of the merger and as a result there can be no assurances that the Internal Revenue Service will not disagree with or challenge any of the conclusions herein.

Subject to the limitations and qualifications referred to herein and assuming that the merger will be completed as described in the reorganization agreement and this proxy statement/prospectus and that the merger is treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the following are the material United States federal income tax consequences to Bank shareholders:

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as a result of receiving a combination of Prosperity common stock and cash in exchange for stock of 1st Choice, a 1st Choice shareholder will recognize gain, but not loss, equal to the lesser of (1) the amount of cash received or (2) the amount of gain “realized” in the merger;

•

the amount of gain a 1st Choice shareholder “realizes” will equal the amount by which (1) the cash plus the fair market value at the effective time of the merger of the Prosperity common stock received exceeds (2) the shareholder’s tax basis in 1st Choice stock surrendered in the merger;

•

a shareholder’s aggregate tax basis in the shares of Prosperity common stock received pursuant to the merger will be equal to the aggregate tax basis of the shares of 1st Choice stock surrendered in exchange therefor, increased by the amount of gain recognized in the merger and reduced by the amount of cash received in respect thereof; and

•	the holding period of the Prosperity stock common received by 1st Choice shareholders in the merger will include the holding period of the shares of 1st Choice stock surrendered in exchange therefor.

In certain circumstances, a 1st Choice shareholder may receive dividend, rather than capital gain, treatment on all or a portion of the gain recognized in the merger if the receipt of the cash portion of the merger consideration “has the effect of the distribution of a dividend under the principles of Section 302 of the Internal Revenue Code.” The determination of whether a cash payment has such effect is based on a comparison of the 1st Choice shareholder’s proportionate interest in Prosperity after the merger with the proportionate interest the 1st Choice shareholder would have had if the shareholder had received solely Prosperity common stock in the merger. For purposes of this comparison, the 1st Choice shareholder may constructively own shares of Prosperity common stock held by certain members of the 1 st Choice shareholder’s family or certain entities in which the 1st Choice shareholder has an ownership or beneficial interest and certain stock options may be aggregated with the 1st Choice shareholder’s shares of Prosperity common stock. The amount of the cash payment that may be treated as a dividend is limited to the shareholder’s ratable share of the accumulated earnings and profits of 1st Choice at the effective time of the merger. Any gain recognized that is not treated as a dividend will be treated as a capital gain, provided that the 1st Choice shareholder’s stock was held as a capital asset at the effective time of the merger. Capital gain or loss recognized by a 1st Choice shareholder in the merger will be long-term capital gain or loss if the holding period of the shares of 1st Choice common stock exceeds one year at the completion of the merger. The determination of whether a cash payment will be treated as having the effect of a dividend depends primarily upon the facts and circumstances of each 1st Choice shareholder. The Internal Revenue Service has indicated in rulings that any reduction in the interest of a minority shareholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over the corporate affairs would result in capital gain (as opposed to dividend) treatment. 1st Choice shareholders are urged to consult their own tax advisors regarding the tax treatment of the cash received in the merger.

A shareholder who receives cash in lieu of a fractional share of Prosperity common stock in the merger will be treated for United States federal income tax purposes as if the fractional share of Prosperity common stock had been received and then redeemed for cash by Prosperity. A shareholder will recognize a capital gain or loss in an amount equal to the difference between the cash received and the tax basis allocable to the fractional share of Prosperity common stock, unless such payment, under each such shareholder’s particular facts and circumstances, is deemed to have the effect of a dividend distribution and not a redemption treated as an exchange under the principles of Section 302 of the Internal Revenue Code, described above.

A shareholder who receives cash for his 1st Choice stock because he exercised his dissenter’s rights will be treated for United States federal income tax purposes as if the Prosperity common stock had been received and then redeemed for cash by Prosperity. A shareholder will recognize a capital gain or loss in an amount equal to the difference between the cash received and the tax basis in the Prosperity common stock, unless such payment, under each such shareholder’s particular facts and circumstances, is deemed to have the effect of a dividend distribution and not a redemption treated as an exchange under the principles of Section 302 of the Internal Revenue Code, described above.

Capital gain or loss recognized by a 1st Choice shareholder on the share exchange will be long-term capital gain or loss if the holding period of 1st Choice stock exceeds one year at the time of the exchange. In the case of individuals, the maximum federal income tax rate applicable to long-term capital gains generally is 15%. Subject to certain exceptions, taxable dividends received by non-corporate shareholders (including individuals) generally are taxed at the same preferential rates that apply to long-term capital gain. Any dividend not eligible for such preferential rates for individuals is currently taxed at the maximum rate of 35%.

Unless an exemption applies under the backup withholding rules of Section 3406 of the Internal Revenue Code, the exchange agent shall be required to withhold, and will withhold, 28% of any cash payments to which a 1st Choice shareholder is entitled pursuant to the merger, unless the shareholder provides the appropriate form. A shareholder should complete and sign the substitute Internal Revenue Service Form W-9 enclosed with the letter of transmittal sent by the exchange agent. Unless an applicable exemption exists and is proved in a manner satisfactory to the exchange agent, this completed form provides the information, including the holder’s taxpayer identification number, and certification necessary to avoid backup withholding.

A 1st Choice shareholder who receives Prosperity common stock and cash as a result of the merger will generally be required to retain records pertaining to the merger and will be required to file with such shareholder’s United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger as provided in Treasury Regulations Section 1.368-3(b).

The foregoing is a summary discussion of material federal income tax consequences of the merger. The discussion is included for general information purposes only and may not apply to a particular 1st Choice shareholder in light of such shareholder’s particular circumstances. You should consult your own tax advisor as to the particular tax consequences to you of the merger, including the application of state, local and foreign tax laws and possible future changes in federal income tax laws and the interpretation thereof, which can have retroactive effects.

Accounting Treatment

The merger will be accounted for under the purchase method of accounting under accounting principles generally accepted in the United States of America. Under this method, 1st Choice’s assets and liabilities as of the date of the merger will be recorded at their respective fair values and added to those of Prosperity. Any difference between the purchase price for 1st Choice and the fair value of the identifiable net assets acquired (including core deposit intangibles) will be recorded as goodwill. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” issued in July 2001, the goodwill resulting from the merger will not be amortized to expense, but instead will be reviewed for impairment at least annually and to the extent goodwill is impaired, its carrying value will be written down to its implied fair value and a charge will be made to earnings. Core deposit and other intangibles with definite useful lives recorded by Prosperity in connection with the merger will be amortized to expense in accordance with such rules. The consolidated financial statements of Prosperity issued after the merger will reflect the results attributable to the acquired operations of 1st Choice beginning on the date of completion of the merger.

Restrictions on Resales of Prosperity Common Stock Received in the Merger

The shares of Prosperity common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act of 1933, as amended, except for shares of Prosperity common stock issued to any 1st Choice shareholder who may be deemed to be an “affiliate” of Prosperity after completion of the merger. “Affiliates” generally are defined as persons or entities who control, are controlled by or are under common control with Prosperity at or after the effective time of the merger and generally include executive officers, directors and beneficial owners of 10% or more of the common stock of Prosperity. Former 1st Choice shareholders who were affiliates of 1st Choice prior to completion of the merger and who are not affiliates of Prosperity after the completion of the merger may sell their shares of Prosperity common stock received in the merger at any time. Former 1st Choice shareholders become affiliates of Prosperity after completion of the merger will be subject to the volume and sale limitations of Rule 144 under the Securities Act of 1933, as amended, until they are no longer affiliates of Prosperity. This proxy statement/prospectus does not cover resales of Prosperity common stock received by any person upon completion of the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any resale.

Regulatory Approvals Required for the Merger

The merger must be approved by the Board of Governors of the Federal Reserve System. Prosperity intends to file notice with the Federal Reserve Bank of Dallas to obtain approval of the merger following receipt of approval of the bank merger as described below.

The merger of 1st Choice Bank with and into Prosperity Bank requires the approval of the FDIC and TDB. On March 5, 2008, Prosperity filed an application with the FDIC and TDB to obtain approval of the bank merger. The U.S. Department of Justice will have between 15 and 30 days following approval by the FDIC to challenge the approval on antitrust grounds. While 1st Choice and Prosperity do not know of any reason that the Department of Justice would challenge regulatory approval by the FDIC and believe that the likelihood of such action is remote, there can be no assurance that the Department of Justice will not initiate such a proceeding, or if such a proceeding is initiated, as to the result of any such challenge.

The mergers cannot proceed in the absence of these required regulatory approvals. The approval of any notice or application merely implies satisfaction of regulatory criteria for approval, and does not include review of the merger from the standpoint of the adequacy of the consideration to be received by, or fairness to, shareholders. Regulatory approval does not constitute an endorsement or recommendation of the proposed merger.

We cannot assure you as to whether or when the requisite regulatory approvals will be obtained, and, if obtained, we cannot assure you as to the date of receipt of any of these approvals, the terms thereof or the absence of any litigation challenging them. Likewise, we cannot assure you that the U.S. Department of Justice or a state attorney general will not attempt to challenge the merger on antitrust grounds, or, if such a challenge is made, as to the result of that challenge.

Prosperity and 1st Choice are not aware of any material governmental approvals or actions that are required prior to the parties’ completion of the merger other than those described in this document. If any additional governmental approvals or actions are required, the parties presently intend to seek those approvals or actions. However, the parties cannot assure you that any of these additional approvals or actions will be obtained.

Dissenters’ Rights of 1st Choice Shareholders

General. If you hold one or more shares of 1st Choice common stock, you are entitled to dissenters’ rights under Texas law and have the right to dissent from the merger and have the appraised fair value of your shares of 1st Choice common stock paid to you in cash. The appraised fair value may be more or less than the value of the shares of Prosperity common stock and cash being paid in the merger. If you are contemplating exercising your right to dissent, we urge you to read carefully the provisions of Articles 5.11, 5.12 and 5.13 of the Texas Business Corporation Act, which are attached to this proxy statement/prospectus as Appendix C, and consult with your legal counsel before electing or attempting to exercise these rights. The following discussion describes the steps you must take if you want to exercise your right to dissent. You should read this summary and the full text of the law carefully.

How to Exercise and Perfect Your Right to Dissent. To be eligible to exercise your right to dissent to the merger:

•

you must, prior to the 1st Choice special meeting, provide 1st Choice with a written objection to the merger that states that you intend to exercise your right to dissent if the reorganization agreement is approved and the merger is completed and that provides an address to which Prosperity may send a notice if the merger is completed; and

•	you must not vote your shares of 1st Choice common stock in favor of the reorganization agreement.

If you intend to dissent from the merger, you should send the notice to:

1st Choice Bancorp, Inc.

2310 Yale Street

Houston, Texas 77008

Attention: Donald R. Harding

If you vote your shares of 1st Choice common stock at the special meeting to approve the reorganization agreement, you will lose your right to dissent from the merger. You will instead receive shares of Prosperity common stock and cash as described in the reorganization agreement. If you comply with the two items above and the merger is completed, Prosperity will send you a written notice advising you that the merger has been completed. Prosperity must deliver this notice to you within ten days after the merger is completed.

Your Demand for Payment. If you wish to receive the fair value of your shares of 1st Choice common stock in cash, you must, within ten days of the date the notice was delivered or mailed to you by Prosperity, send a written demand to Prosperity for payment of the fair value of your shares of 1st Choice common stock. The fair value of your shares of 1st Choice common stock will be the value of the shares on the day immediately preceding the 1st Choice special meeting, excluding any appreciation or depreciation in anticipation of the merger. Your written demand and any notice addressed to Prosperity must be sent to:

Prosperity Bancshares, Inc.

Prosperity Bank Plaza

4295 San Felipe

Houston, Texas 77027

Attention: denise Urbanovsky

Your written demand must state how many shares of 1st Choice common stock you own and your estimate of the fair value of your shares of 1st Choice common stock. If you fail to send this written demand to Prosperity within ten days of Prosperity’s delivery or mailing of your notice, you will be bound by the merger and you will not be entitled to receive a cash payment representing the fair value of your shares of 1st Choice common stock. Instead, you will receive shares of Prosperity common stock and cash as described in the reorganization agreement.

Prosperity’s Actions Upon Receipt of Your Demand for Payment. Within 20 days after Prosperity receives your demand for payment and your estimate of the fair value of your shares of 1st Choice common stock, Prosperity must send you written notice stating whether or not it accepts your estimate of the fair value of your shares.

If Prosperity accepts your estimate, Prosperity will notify you that it will pay the amount of your estimated fair value within 90 days of the merger being completed. Prosperity will make this payment to you only if you have surrendered the share certificates representing your shares of 1st Choice common stock, duly endorsed for transfer, to Prosperity.

If Prosperity does not accept your estimate, Prosperity will notify you of this fact and will make an offer of an alternative estimate of the fair value of your shares that it is willing to pay you within 90 days of the merger being completed, which you may accept within 60 days or decline.

Payment of the Fair Value of Your Shares of 1st Choice Common Stock Upon Agreement of an Estimate. If you and Prosperity have reached an agreement on the fair value of your shares of 1st Choice common stock within 60 days after the merger is completed, Prosperity must pay you the agreed amount. The payment must be made by Prosperity within 90 days after the merger is completed, provided that you have surrendered the share certificates representing your shares of 1st Choice common stock, duly endorsed for transfer, to Prosperity.

Commencement of Legal Proceedings if a Demand for Payment Remains Unsettled. If you and Prosperity have not reached an agreement as to the fair market value of your shares of 1st Choice common stock within 60 days after the merger is completed, you or Prosperity may, within 60 days after the expiration of the 60 day period, commence proceedings in Harris County, Texas, asking the court to determine the fair value of your shares of 1st Choice common stock. The court will determine if you have complied with the dissent provisions and if you have become entitled to a valuation of and payment for your shares of 1st Choice common stock. The court will appoint one or more qualified persons to act as appraisers to determine the fair value of your shares. The appraisers will determine the fair value of your shares and will report this value to the court. The court will consider the report, and both you and Prosperity may address the court about the report. The court will determine the fair value of your shares and direct Prosperity to pay that amount, plus interest, which will begin to accrue 91 days after the merger is completed.

Rights as a Shareholder. If you have made a written demand on Prosperity for payment of the fair value of your shares of 1st Choice common stock, you will not thereafter be entitled to vote or exercise any other rights as a shareholder except the right to receive payment for your shares as described herein and the right to maintain an appropriate action to obtain relief on the ground that the merger would be or was fraudulent. In the absence of fraud in the transaction, your right under the dissent provisions described herein is the exclusive remedy for the recovery of the value of your shares or money damages with respect to the merger.

Withdrawal of Demand. If you have made a written demand on Prosperity for payment of the fair value of your 1st Choice common stock, you may withdraw such demand at any time before payment for your shares has been made or before a petition has been filed with a court for determination of the fair value of your shares. If you withdraw your demand or are otherwise unsuccessful in asserting your dissenters’ rights, you will be bound by the merger and your status as a shareholder will be restored without prejudice to any corporate proceedings, dividends or distributions which may have occurred during the interim.

Income Tax Consequences. See “Proposal to Approve the Reorganization Agreement—Material Federal Income Tax Consequences” on page 45 for a discussion on how the federal income tax consequences of your action will change if you elect to dissent from the merger.

COMPARISON OF RIGHTS OF SHAREHOLDERS

OF 1ST CHOICE AND PROSPERITY

The rights of shareholders of 1st Choice under the articles of incorporation and bylaws of 1st Choice will differ in some respects from the rights that shareholders of 1st Choice will have as shareholders of Prosperity under the articles of incorporation and bylaws of Prosperity. Copies of Prosperity’s articles of incorporation and bylaws have been previously filed by Prosperity with the Securities and Exchange Commission. Copies of 1st Choice’s articles of incorporation and bylaws are available upon written request from 1st Choice.

Certain differences between the provisions contained in the articles of incorporation and bylaws of 1st Choice, and the articles of incorporation and bylaws of Prosperity, as such differences may affect the rights of shareholders, are summarized below. The summary set forth below is not intended to be complete and is qualified by reference to Texas law and, the articles of incorporation and bylaws of 1st Choice and the articles of incorporation and bylaws of Prosperity.

Summary of Material Differences Between Current Rights of

Shareholders of the Bank and Rights Those Persons

Will Have as Shareholders of Prosperity Following the Merger

	1st Choice	Prosperity
Capitalization:	The articles of incorporation of 1st Choice authorize the issuance of up to 10,000,000 shares of common stock, par value $0.01 per share.	The articles of incorporation of Prosperity authorize the issuance of up to 200,000,000 shares of common stock, par value $1.00 per share, and up to 20,000,000 shares of preferred stock, par value $1.00 per share.

Corporate Governance:	The rights of 1st Choice shareholders are currently governed by Texas law and the articles of incorporation and bylaws of 1st Choice. Following the completion of the merger, the rights of 1st Choice shareholders who become Prosperity shareholders will be governed by Texas law and the articles of incorporation and bylaws of Prosperity.	The rights of Prosperity shareholders are governed by Texas law and the articles of incorporation and bylaws of Prosperity.

Convertibility of Stock:	The 1st Choice common stock is not convertible into any other securities of 1st Choice.	Prosperity common stock is not convertible into any other securities of Prosperity.

Preemptive Rights:	The articles of incorporation and bylaws of 1st Choice do not provide for preemptive rights.	The articles of incorporation and bylaws of Prosperity do not provide for preemptive rights.

Election of Directors:	Under Texas law, directors are elected by a plurality of the votes cast by the shareholders entitled to vote in the election of directors at a meeting of shareholders at which a quorum is present, unless otherwise provided in the articles of incorporation or the bylaws of a corporation.	Directors of Prosperity are elected by a plurality of the votes cast by the holders entitled to vote at the meeting. Prosperity shareholders are not permitted to cumulate their votes in the election of directors. Each share of Prosperity stock has one vote for each nominee for director.

	1st Choice	Prosperity

Shareholders of 1st Choice are not permitted to cumulate their votes in the election of directors. Each share of 1st Choice common stock has one vote for each nominee for director.

Each director of 1st Choice is elected for a one-year term. This means that the entire board is elected at each annual meeting of shareholders.

Prosperity’s board is divided into three classes, as nearly equal in number as possible, with each class serving a staggered three-year term. This means that only one-third of the board is elected at each annual meeting of shareholders. The classification makes it more difficult to change the composition of Prosperity’s board of directors because at least two annual meetings of shareholders are required to change control of the board.

Removal of Directors and Board Vacancies:

Texas law provides that at any meeting of shareholders called expressly for that purpose, any director or the entire board of directors may be removed, with or without cause, by a specified portion of votes not less than a majority of shares entitled to vote at an election of directors, unless otherwise provided in a corporation’s articles of incorporation or bylaws.

1st Choice’s bylaws provide that any director may be removed with or without cause at any special or annual meeting of shareholders, by the affirmative vote of a majority of the number of shares of the shareholders present in person or by proxy at such meeting and entitled to vote for the election of such director, if notice of intention to act upon such matter will have been given in the notice calling such meeting.

Prosperity’s bylaws provide that any director or the entire board of directors may be removed, but only for cause, by the affirmative vote of the holders of a majority of shares entitled to vote at an election of directors.

Any vacancies existing in the board of directors of 1st Choice may be filled by election at an annual or special meeting of shareholders called for that purpose or by an affirmative vote of a majority of the remaining directors, although less than a quorum. A director elected to fill a vacancy will be elected for the unexpired term of his predecessor in office and will serve until his successor shall have been elected and qualified. Any directorship to be filled by reason of an increase in the number of directors may be filled by election at an annual or special meeting of shareholders called for that purpose provided that the board of directors, without action by the shareholders, may fill up to two such directorships during the period between two successive annual meetings.

Any vacancies occurring on the Prosperity board of directors may also be filled by the remaining Prosperity directors; and any directors so chosen will hold office until the next annual meeting held for the election of directors and until such director’s successor shall have been elected and qualified, or until such director’s earlier death, resignation or removal.

	1st Choice	Prosperity
Vote Required for Certain Shareholder Actions:

Texas law provides that on matters other than the election of directors, the affirmative vote of the holders of a majority of the shares entitled to vote and represented at a meeting shall be the act of the shareholders, unless the vote of a greater number is required by law, the articles of incorporation or the bylaws. Under Texas law, a corporation’s articles of incorporation may provide that the affirmative vote of the holders of a specified portion of the shares, not less than a majority, entitled to vote at a meeting shall be the act of the shareholders, rather than the specified portion of shares required under Texas law.

1st Choice’s articles of incorporation provide that when a quorum is present, the vote of the holders of a majority of the shares of 1st Choice common stock having voting power, present in person or represented by proxy will decide any question brought before such meeting, unless the question is one which a different vote is required by statute, 1st Choice’s articles of incorporation or bylaws.

Prosperity’s articles of incorporation provide that the vote or concurrence of the holders of a majority of the shares of Prosperity stock entitled to vote at a meeting at which quorum is present shall be the act of the shareholders. With respect to any matter for which the affirmative vote of a portion of the Prosperity stock entitled to vote greater than a majority of such shares is required by the Texas Business Corporation Act, the affirmative vote of the holders of a majority of the Prosperity stock entitled to vote on the matter shall be the act of the shareholders.

Amendment of Articles of Association or Incorporation and Bylaws:	Under Texas law, a corporation’s articles of incorporation may be amended by the affirmative vote of the holders of two-thirds of the outstanding shares entitled to vote on the amendment and the holders of two-thirds of the outstanding shares of each class or series entitled to vote on the amendment, unless a different number, not less than a majority, is specified in the corporation’s articles of incorporation.	Prosperity’s articles of incorporation may be amended upon the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote thereon.

1st Choice’s articles of incorporation do not provide for a different number of outstanding shares required to amend the articles of incorporation.

Under Texas law, unless a corporation’s articles of incorporation or a bylaw adopted by the shareholders provides otherwise, a corporation’s shareholders may amend the bylaws.

	1st Choice	Prosperity
	1st Choice’s bylaws provide that shareholders may amend, repeal or adopt its bylaws even though they may also be amended, repealed or adopted by the board of directors, unless the articles of incorporation or a bylaw adopted by the shareholders provides otherwise.	Prosperity’s bylaws provide that the bylaws may be amended only by Prosperity’s board of directors and Prosperity’s shareholders do not have power to adopt, amend or repeal the bylaws.

Shareholder Actions Without a Meeting:

Under Texas law, shareholders may act without a meeting if a written consent is signed by all the shareholders entitled to vote on the matter, unless the corporation’s articles of incorporation require less than unanimous consent (but not less that the number of votes necessary to take the action at the meeting).

The articles of incorporation of 1st Choice provide that shareholder action may be taken without a meeting, without prior notice and without a vote if a written consent, setting forth the action so taken, is signed by the holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on such action were present and voted.

Prosperity’s articles of incorporation do not provide for less than unanimous consent when shareholder action is taken without a meeting, and therefore, no action may be taken by written consent unless all shareholders agree.

Special Meetings of Shareholders:

Under Texas law, special meetings of the shareholders of a corporation may be called by the president, by the board of directors or by other persons so authorized in the corporation’s articles of incorporation or bylaws, or the holders of not less than 10% of all shares entitled to vote at the meeting, unless a different percentage, not to exceed 50%, is provided for in the articles of incorporation.

1st Choice’s articles of incorporation do not contain express provisions relating to special meetings of shareholders. The bylaws of 1st choice provide that special meetings of shareholders may be called for any purpose at any time by the president, the board of directors or the holders of not less than 10% of all the shares entitled to vote at such meeting.

Prosperity’s articles of incorporation and bylaws provide that special meetings of the shareholders may be called only by the Chairman of the Board, by the Chief Executive Officer, by the President, by a majority of the board of directors or by the holders of not less than 50% of the outstanding shares entitled to vote at the proposed special meeting.

	1st Choice	Prosperity
Nomination of Directors:	Neither 1st Choice’s articles of incorporation nor its bylaws contain express provisions regarding the nomination of directors.	Nominations for election to the Prosperity board of directors may be made by the board of directors or by any shareholder entitled to vote in the election of directors, provided the shareholder gives timely written notice of such intention. To be timely, notice given in the context of an annual meeting of shareholders must be received by Prosperity not less than 120 days in advance of the date of the Prosperity proxy statement released to shareholders in connection with the previous year’s annual meeting. Notice given in the context of a special meeting must be received by Prosperity’s secretary no later than 90 days prior to such meeting or 10 days following the date the public announcement is made regarding the special meeting. Prosperity’s chairman of the board will determine whether a nomination is made in accordance with these procedures.

Proposal of Business:	Neither 1st Choice’s articles of incorporation nor its bylaws contain express provisions regarding shareholder proposals of business.

Proposals for business to be brought before any shareholder meeting may be made by the board of directors or by any shareholder entitled to vote in such meeting. If a proposal is made by a shareholder, the shareholder must give timely written notice. To be timely, notice given in the context of an annual meeting must be received by Prosperity not less than 120 days in advance of the date of the Prosperity proxy statement released to shareholders in connection with the previous year’s annual meeting. Notice given in the context of a special meeting must be received by Prosperity’s secretary no later than 90 days prior to such meeting or 10 days following the date the public announcement is made regarding the special meeting. The chairman of any meeting of shareholders will determine whether the business was properly brought before the meeting.

	1st Choice	Prosperity
Indemnification; Limitation of Director Liability:	Article 7.06 of the Texas Miscellaneous Corporation Laws Act provides that the articles of incorporation may provide that a director of the corporation shall not be liable, or shall be liable only to the extent provided in the articles of incorporation, to the corporation or its shareholders for monetary damages for an act or omission in the director’s capacity as a director, except that this article does not authorize the limitation of the liability of a director to the extent the director is found liable for (1) a breach of the director’s duty of loyalty to the corporation or its shareholder, (2) an act or omission not in good faith that constitutes a breach of duty of the director to the corporation or that involves intentional misconduct or a knowing violation of the law, (3) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s office, or (4) an act or omission for which the liability of a director is expressly provided by an applicable statute.

Prosperity’s articles of incorporation and bylaws provide for mandatory indemnification to the fullest extent allowed by Texas law for all former or present directors or officers and all persons who were serving at the request of Prosperity as a director, officer, partner or trustee of another entity.

Prosperity’s articles of incorporation and bylaws provide that no director of Prosperity will be liable to Prosperity or its shareholders for monetary damages for an act or omission in the director’s capacity as a director, except to the extent the foregoing exemption from liability is not permitted under Texas law. Prosperity’s articles of incorporation and bylaws provide that the corporation shall have the power to purchase and maintain insurance on behalf of the directors against any liability incurred by directors in such a capacity or arising out of such person’s status.

1st Choice’s articles of incorporation provide for mandatory indemnification to the fullest extent allowed by Texas law for each director of the corporation and provides that no director will be liable to 1st Choice or its shareholders for monetary damages for an act or omission in such director’s capacity as a director, except to the extent the foregoing exemption from liability is not permitted under Texas law.

1st Choice	Prosperity

1st Choice’ articles of incorporation provide for indemnification of any present or former director, advisory director or officer of 1st Choice, any person who may have served at the request of any present or former director, advisory director or officer of 1st Choice as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, and any person nominated or designated by the board of directors to serve in any of the above capacities who is, or is threatened to be, named defendant or respondent, or in which he was or is a witness without being named a defendant or respondent, by reason, in whole or in part, of his serving or having served, or having been nominated or designated to serve, in any of the capacities referred to above if he (a) conducted himself in good faith, (b) reasonably believed, in the case of conduct in his official capacity, that his conduct was in the best interests, or, in all other cases, at least not opposed to the best interests, of 1st Choice, and (c) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. 1st Choice’s bylaws provide that the corporation may purchase and maintain insurance on behalf of any person entitled to indemnification as set forth above against any liability asserted against him and incurred by him in such capacity or arising out of such person’s status.

TEXAS ANTI-TAKEOVER STATUTES

Prosperity is subject to the provisions of the Texas Business Combination Law (Articles 13.01 through 13.08 of the Texas Business Corporation Act), which provide that a Texas corporation may not engage in certain business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of such person, who is an “Affiliated Shareholder” (generally defined as the holder of 20% or more of the corporation’s voting shares) for a period of three years from the date such person became an Affiliated Shareholder unless: (1) the business combination or purchase or acquisition of shares made by the Affiliated Shareholder was approved by the board of directors of the corporation before the Affiliated Shareholder became an Affiliated Shareholder or (2) the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the Affiliated Shareholder, at a meeting of shareholders called for that purpose (and not by written consent), not less than six months after the Affiliated Shareholder became an Affiliated Shareholder.

The Texas Business Combination Law is not applicable to:

•	the business combination of a corporation:

(a)	where the corporation’s original articles of incorporation or bylaws contain a provision expressly electing not to be governed by the Texas Business Combination Law;

(b)	that adopted an amendment to its articles of incorporation or bylaws before December 31, 1997, expressly electing not to be governed by the Texas Business Combination Law; or

(c)	that adopts an amendment to its articles of incorporation or bylaws after December 31, 1997, by the affirmative vote of the holders, other than Affiliated Shareholders, of at least two-thirds of the outstanding voting shares of the corporation, expressly electing not to be governed by the Texas Business Combination Law;

•	a business combination of a corporation with an Affiliated Shareholder that became an Affiliated Shareholder inadvertently, if the Affiliated Shareholder:

(a)	as soon as practicable divests itself of enough shares to no longer be an Affiliated Shareholder; and

(b)	would not at any time within the three year period preceding the announcement of the business combination have been an Affiliated Shareholder but for the inadvertent acquisition;

•

a business combination with an Affiliated Shareholder that was the beneficial owner of 20% or more of the outstanding voting shares of the corporation on December 31, 1996, and continuously until the announcement date of the business combination;

•

a business combination with an Affiliated Shareholder who became an Affiliated Shareholder through a transfer of shares of the corporation by will or intestate succession and continuously was such an Affiliated Shareholder until the announcement date of the business combination; and

•

a business combination of a corporation with a wholly owned subsidiary if the subsidiary is not an affiliate or associate of the Affiliated Shareholder other than by reason of the Affiliated Shareholder’s beneficial ownership of the voting shares of the corporation.

Neither Prosperity’s articles of incorporation nor its bylaws contain any provision expressly providing that Prosperity will not be subject to the Texas Business Combination Law. The Texas Business Combination Law may have the effect of inhibiting a non-negotiated merger or other business combination involving Prosperity, even if such event(s) would be beneficial to the shareholders of Prosperity.

BUSINESS OF 1ST CHOICE

General

1st Choice is a Texas corporation and bank holding company registered under the BHC Act. 1st Choice Bank, a Texas banking association and wholly-owned subsidiary of 1st Choice, provides commercial and retail banking services from its two locations in the Houston, Texas area.

1st Choice Activities

1st Choice operates with a community banking philosophy emphasizing long-term customer relationships based on service and convenience. 1st Choice offers a variety of traditional loan and deposit products to its customers, which are mainly small and medium-size businesses and individual consumers. For businesses, 1st Choice Bank provides term loans, lines of credit and loans for working capital, business expansion and the purchase of equipment and machinery, interim construction loans for builders and owner occupied commercial real estate loans. 1st Choice Bank offers consumers a variety of products and services, including automobile loans and debit cards. 1st Choice Bank offers all of its customers a full array of cash management and traditional deposit services.

Competition

The banking business is highly competitive, and 1st Choice’s profitability is dependent on the ability to compete in its market areas. 1st Choice competes with other commercial banks, savings banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, asset-based nonbank lenders and certain other non-financial entities, including retail stores that offer credit programs, and certain governmental organizations which may offer more favorable financing than 1st Choice Bank offers. 1st Choice expects competition from both financial and non-financial institutions to continue.

1st Choice’s competitive edge is built upon developing strong customer relationships through timely and effective service, and on being more responsive to the needs and wants of the customer than other institutions. This service includes loan and deposit pricing within 1st Choice’s profitability models and providing the banking services most important to its customers.

Facilities

1st Choice Bank operates from two locations at 2310 Yale Street, Houston, Texas and 3100 South Shaver, South Houston, Texas, both of which it owns.

Employees

As of March 31, 2008, 1st Choice had 43 employees, including 17 officers. Management of 1st Choice considers its relations with its employees to be good. 1st Choice is not a party to any collective bargaining agreement.

Legal Proceedings

1st Choice is from time to time involved in legal proceedings arising in the normal course of business. Other than proceedings incidental to 1st Choice’s business, 1st Choice is not a party to, nor is any of their property the subject of, any material legal proceedings. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of 1st Choice’s management, any such liability will not have a material adverse effect upon 1st Choice’s financial condition, results of operations or cash flows.

BENEFICIAL OWNERSHIP OF 1ST CHOICE COMMON STOCK BY

MANAGEMENT AND PRINCIPAL SHAREHOLDERS OF 1ST CHOICE

The following table sets forth certain information regarding the beneficial ownership of 1st Choice common stock as of March 31, 2008, by (1) each director and executive officer of 1st Choice, (2) each person who is known by 1st  Choice to own beneficially 5% or more of the common stock and (3) all directors and executive officers as a group. Unless otherwise indicated, based on information furnished by such shareholders, management of 1st Choice believes that each person has sole voting and dispositive power over the shares indicated as owned by such person and the address of each shareholder is the same as the address of 1st Choice.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned(1)
Principal Shareholders who are not also Directors or Executive Officers
Jeff Bowen	100,000	5.43%
Alice Daily	102,500	5.56

Directors and Executive Officers
Brett E. Gilbreath	69,700	3.78
Ricardo Guerra.	40,600	2.20
Donald R. Harding	60,600	3.29
James L. Jay	20,000	1.09
Richard L. Kinsel, Jr.	194,000	10.53
Matt McAfee	75,000	4.07
Raymond K. Mohn	6,624	*
Gerry E. Monzingo	25,300	1.37
Donald L. Robertson	102,900	5.59
J. Wayne Robinson	40,000	2.17
A. Gregory Walla	20,000	1.09
Directors and Executive Officers as a Group (11 persons)	654,724	35.54%

*	Indicates ownership which does not exceed 1.0%.

(1)	The percentage beneficially owned was calculated based on 1,842,400 shares of 1st Choice common stock issued and outstanding as of March 31, 2008.

BENEFICIAL OWNERSHIP OF PROSPERITY COMMON STOCK BY

MANAGEMENT AND PRINCIPAL SHAREHOLDERS OF PROSPERITY

The following table sets forth certain information regarding the beneficial ownership of Prosperity common stock as of March 31, 2008, by (1) directors and named executive officers of Prosperity, (2) each person who is known by Prosperity to own beneficially 5% or more of the Prosperity common stock and (3) all directors and named executive officers as a group. Unless otherwise indicated, based on information furnished by such shareholders, management of Prosperity believes that each person has sole voting and dispositive power over the shares indicated as owned by such person and the address of each shareholder is the same as the address of Prosperity.

Name of Beneficial Owner	Number of Shares Beneficially Owned		Percentage Beneficially Owned(1)
Directors and Executive Officers
James A. Bouligny	317,512		*	%
William H. Fagan, M.D.	909,522	(2)	2.05
Peter Fisher	87,093	(3)	*
Leah Henderson	16,192	(4)	*
David Hollaway	90,157	(5)	*
Ned S. Holmes	1,089,481	(6)	2.46
D. Michael Hunter	9,427	(7)	*
S. Reed Morian	366,375		*
Perry Mueller, Jr., D.D.S.	336,731	(8)	*
James D. Rollins III	124,326	(9)	*
Tracy T. Rudolph	121,160		*
Harrison Stafford II	298,136	(10)	*
Robert Steelhammer	254,320	(11)	*
H. E. Timanus, Jr.	479,222	(12)	1.08
David Zalman	655,590	(13)	1.48
Directors and Executive Officers as a Group (15 persons)	5,155,244	(14)	11.62%

*	Indicates ownership which does not exceed 1.0%.

(1)	The percentage beneficially owned was calculated based on 44,278,848 shares of Prosperity common stock issued and outstanding as of March 31, 2008. The percentage assumes the exercise by the shareholder or group named in each row of all options for the purchase of Prosperity common stock held by such shareholder or group and exercisable within 60 days.
(2)	Includes 81,957 shares held of record by Dr. Fagan’s spouse and 7,951 shares held by limited partnership which Mr. Fagan is associated with.
(3)	Includes 6,213 shares held of record by Prosperity’s 401(k) Plan as custodian for Mr. Fisher, 2,972 shares held of record by an IRA account and 24,433 shares which may be acquired within 60 days pursuant to the exercise of stock options.
(4)	Includes 10,228 shares held of record in the Leah Boomer Huffmeister Henderson Trust, over which Ms. Henderson has voting power, and 5,464 shares held by the Kellie Huffmeister Trust, of which Ms. Henderson is the trustee.
(5)	Includes 2,384 shares held of record by Prosperity’s 401(k) Plan as custodian for the spouse of Mr. Hollaway, 273 shares of stock held of record by Mr. Hollaway’s spouse and 2,500 shares which may be acquired within 60 days pursuant to the exercise of stock options by Mr. Hollaway’s spouse.
(6)	Includes 370,070 shares held of record by HF Properties, Ltd. of which Mr. Holmes is managing partner, 186,026 shares held of record by the Ned S. Holmes Profit Sharing Plan, 2,480 shares held by an exempt trust, of which Mr. Holmes is the trustee, 2,480 shares held by an exempt trust, of which Mr. Holmes is the trustee, 27,500 shares held of record by a trust for the benefit of Mr. Holmes’ daughter, of which Mr. Holmes is trustee, 27,500 shares held of record by a trust for the benefit of Mr. Holmes’ daughter, of which Mr. Holmes is trustee and 8,820 shares held of record by the Downie 1998 Children’s Trust, of which Mr. Holmes is trustee.

(7)	Includes 9,427 shares held of record by an IRA account.
(8)	Includes 265,703 shares held of record by an IRA account, 57,653 shares held of record in a special trust, of which Dr. Mueller is the trustee, and 3,085 shares held of record by Dr. Mueller’s wife. Dr. Mueller expressly disclaims beneficial ownership of the 3,085 shares held of record by his spouse.
(9)	Includes 25,791 shares held of record by Prosperity’s 401(k) Plan as custodian for Mr. Rollins, 30,000 shares held of record by an IRA account, 4,000 shares held of record by his spouse’s IRA account and 20,000 shares which may be acquired within 60 days pursuant to the exercise of stock options.
(10)	Includes 180,400 shares held of record by the Harrison Stafford Investment Partnership, of which Mr. Stafford is general partner and 3,200 shares held of record by Mr. Stafford’s wife.
(11)	Includes 820 shares held of record by the Steelhammer & Miller, P.C. 401(k) plan for the benefit of Mr. Steelhammer.
(12)	Includes 433,520 shares held of record by Dooley Investments, Ltd. of which Mr. Timanus and his wife are the general partners and 7,500 shares which may be acquired within 60 days pursuant to the exercise of stock options.
(13)	Includes 14,322 shares held of record by Mr. Zalman as custodian for his minor children and 30,000 shares which may be acquired within 60 days pursuant to the exercise of stock options.
(14)	Includes 84,433 shares which may be acquired within 60 days pursuant to the exercise of stock options.

COMPARATIVE MARKET PRICES AND DIVIDEND DATA

Prosperity

Prosperity common stock is listed on the NASDAQ Global Select Market under the symbol “PRSP.” Quotations of the sales volume and the closing sales prices of the common stock of Prosperity are listed daily in NASDAQ’s Global Select Market listings.

The following table sets forth, for the periods indicated, the high and low intra-day sales prices for the Prosperity common stock as reported by NASDAQ and the cash dividends declared per share:

		High	Low	Cash Dividends Per Share
2006	First Quarter	$30.54	$28.50	$0.1000
	Second Quarter	33.90	29.65	0.1000
	Third Quarter	36.16	31.64	0.1000
	Fourth Quarter	35.38	32.54	0.1125

2007	First Quarter	$37.11	$32.18	$0.1125
	Second Quarter	35.91	32.63	0.1125
	Third Quarter	36.00	27.70	0.1125
	Fourth Quarter	35.07	28.18	0.1250

2008	First Quarter	$31.46	$21.96	$0.1250
	Second Quarter (through , 2008)

After the merger, Prosperity currently expects to pay (when, as and if declared by Prosperity’s board of directors out of funds legally available for that purpose) regular quarterly cash dividends of $0.1250 per share. While Prosperity currently pays dividends on its common stock, there is no assurance that it will continue to pay dividends in the future. Future dividends on Prosperity common stock will depend upon its earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, its ability to service any equity or debt obligations senior to the common stock and other factors deemed relevant by the board of directors of Prosperity.

As a holding company, Prosperity is ultimately dependent upon its subsidiaries to provide funding for its operating expenses, debt service and dividends. Various banking laws applicable to Prosperity Bank limit the payment of dividends and other distributions by Prosperity Bank to Prosperity, and may therefore limit Prosperity’s ability to pay dividends on its common stock. If required payments on Prosperity’s outstanding junior subordinated debentures held by its unconsolidated subsidiary trusts are not made or suspended, Prosperity will be prohibited from paying dividends on its common stock. Regulatory authorities could impose administratively stricter limitations on the ability of Prosperity Bank to pay dividends to Prosperity if such limits were deemed appropriate to preserve certain capital adequacy requirements.

1st Choice

The shares of 1st Choice common stock are not publicly traded and management is not aware of any recent trades in the common stock of 1st Choice. There is no active market for 1st Choice common stock and management does not expect one to develop.

DESCRIPTION OF PROSPERITY CAPITAL STOCK

General

Prosperity has authorized two classes of stock: (1) 200,000,000 authorized shares of Prosperity common stock, par value $1.00 per share, 44,278,848 shares of which are outstanding as of March 31, 2008; and (2) 20,000,000 authorized shares of preferred stock, par value $1.00 per share, none of which have been issued. The following summary is qualified in its entirety by reference to the articles of incorporation and bylaws of Prosperity.

Prosperity Common Stock

The holders of Prosperity common stock are entitled to one vote for each share of Prosperity common stock owned. Except as expressly provided by law and except for any voting rights that may be conferred on any shares of preferred stock issued by the Prosperity board, all voting power is in Prosperity common stock. Holders of Prosperity common stock may not cumulate their votes for the election of directors. Holders of Prosperity common stock do not have preemptive rights to acquire any additional, unissued or treasury shares of Prosperity, or securities of Prosperity convertible into or carrying a right to subscribe to or acquire shares of Prosperity.

Holders of Prosperity common stock will be entitled to receive dividends out of funds legally available therefor, if and when properly declared by the Prosperity board. However, the Prosperity board may not declare or pay cash dividends on Prosperity common stock, and no Prosperity common stock may be purchased by Prosperity, unless full dividends on outstanding preferred stock for all past dividend periods and for the current dividend period, if any, have been declared and paid.

On liquidation of Prosperity, the holders of Prosperity common stock are entitled to share pro rata in any distribution of the assets of Prosperity, after the holders of shares of preferred stock have received the liquidation preference of their shares plus any cumulated but unpaid dividends, whether or not earned or declared, if any, and after all other indebtedness of Prosperity has been retired.

Prosperity Preferred Stock

The Prosperity preferred stock is available for issuance from time to time for various purposes as determined by the Prosperity board, including making future acquisitions, raising additional equity capital and financing. Subject to certain limits set by the Prosperity articles, the preferred stock may be issued on such terms and conditions, and at such times and in such situations, as the Prosperity board in its sole discretion determines to be appropriate, without any further approval or action by the shareholders, unless otherwise required by laws, rules, regulations or agreements applicable to Prosperity.

Moreover, except as otherwise limited by the Prosperity articles or applicable laws, rules or regulations, the Prosperity board has the sole authority to determine the relative rights and preferences of the preferred stock and any series thereof without shareholder approval. The Prosperity articles require all shares of preferred stock to be identical, except as to the following characteristics, which may vary between different series of preferred stock:

•	dividend rate, preference of dividend with respect to any other class or series of stock, and cumulativity, non-cumulativity or partial cumulativity of dividends;

•	redemption price and terms, including, to the extent permitted by law, the manner in which shares are to be chosen for redemption if less than all the shares of a series are to be redeemed;

•	sinking fund provisions, if any, for the redemption or purchase of shares;

•	the amount payable upon shares in the event of voluntary or involuntary liquidation;

•	the terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion; and

•	voting rights.

The Prosperity board does not intend to seek shareholder approval prior to any issuance of preferred stock or any series thereof, unless otherwise required by law or the rules of any applicable securities exchange. Under Texas law, shareholder approval prior to the issuance of shares of Prosperity common stock is required in connection with certain mergers. Frequently, opportunities arise that require prompt action, such as the possible acquisition of a property or business or the private sale of securities, and it is the belief of the Prosperity board that the delay necessary for shareholder approval of a specific issuance could be to the detriment of Prosperity and its shareholders.

The preferred stock could be deemed to have an anti-takeover effect in that, if a hostile takeover situation should arise, shares of preferred stock could be issued to purchasers sympathetic with Prosperity’s management or others in such a way as to render more difficult or to discourage a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of Prosperity’s securities or the removal of incumbent management.

The effects of the issuance of the preferred stock on the holders of Prosperity common stock could include:

•	reduction of the amount otherwise available for payments of dividends on Prosperity common stock if dividends are payable on the series of preferred stock;

•	restrictions on dividends on Prosperity common stock if dividends on the series of preferred stock are in arrears;

•	dilution of the voting power of Prosperity common stock if the series of preferred stock has voting rights, including a possible “veto” power if the series of preferred stock has class voting rights;

•	dilution of the equity interest of holders of Prosperity common stock if the series of preferred stock is convertible, and is converted, into Prosperity common stock; and

•

restrictions on the rights of holders of Prosperity common stock to share in Prosperity’s assets upon liquidation until satisfaction of any liquidation preference granted to the holders of the series of preferred stock.

EXPERTS

The financial statements incorporated in this proxy statement/prospectus by reference from Prosperity’s Annual Report on Form 10-K for the year ended December 31, 2007, and the effectiveness of Prosperity’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

The validity of the shares of Prosperity common stock to be issued by Prosperity in connection with the merger will be passed upon by Bracewell & Giuliani LLP, Houston, Texas. Certain legal matters with respect to the merger will be passed upon for 1st Choice by Larry E. Temple, Austin, Texas.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the board of directors of 1st Choice knows of no matters that will be presented for consideration at the special meeting of shareholders other than as described in this proxy statement/prospectus. However, if any other matters are properly brought before the special meeting or any adjournment or postponement thereof, it is intended that the proxies will act in accordance with their best judgment unless otherwise indicated in the appropriate box on the proxy.

WHERE YOU CAN FIND MORE INFORMATION

Prosperity files reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549.

You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information about issuers, like Prosperity, who file electronically with the SEC. The address of that site is http://www.sec.gov.

The SEC allows Prosperity to “incorporate by reference,” which means that Prosperity can disclose important business and financial information to you by referring you to another document filed separately with the SEC. The information that Prosperity incorporates by reference is considered to be part of this proxy statement/prospectus, and later information that Prosperity files with the SEC will automatically update and supersede the information Prosperity included in this proxy statement/prospectus. This document incorporates by reference the documents that are listed below that Prosperity has previously filed with the SEC.

Prosperity SEC Filings (File No. 0-25051)

•	Annual Report on Form 10-K for the year ended December 31, 2007; and

•	The description of Prosperity’s common stock, par value $1.00 per share, contained in Prosperity’s Registration Statement on Form 8-A dated November 10, 1998.

Prosperity also incorporates by reference any future filings it makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and before the meeting. Any statement contained in this proxy statement/prospectus or in a document incorporated or deemed to be incorporated by reference in this proxy statement/prospectus shall be deemed to be modified or superseded to the extent that a statement contained herein or in any subsequently filed document that also is, or is deemed to be, incorporated by reference herein modified or superseded such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

Documents incorporated by reference are available from Prosperity without charge (except for exhibits to the documents unless the exhibits are specifically incorporated in the document by reference). You may obtain documents incorporated by reference in this document by requesting them in writing or by telephone from Prosperity at the following address:

Prosperity Bancshares, Inc.

Prosperity Bank Plaza

4295 San Felipe

Houston, Texas 77027

Attention: James D. Rollins III

Telephone: (713) 693-9300

To obtain timely delivery, you must make a written or oral request for a copy of such information by                     , 2008.

Prosperity has filed a registration statement on Form S-4 under the Securities Act of 1933 with the SEC with respect to the Prosperity common stock to be issued to shareholders of 1st Choice in the merger. This proxy statement/prospectus constitutes the prospectus of Prosperity filed as part of the registration statement. This proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth above.

You should rely only on the information contained in this proxy statement/prospectus. Neither Prosperity nor 1st Choice has authorized anyone to provide you with different information. Therefore, if anyone gives you different or additional information, you should not rely on it. The information contained in this proxy statement/prospectus is correct as of its date. It may not continue to be correct after this date. 1st Choice has supplied all of the information about 1st Choice contained in this proxy statement/prospectus and Prosperity has supplied all of the information contained in this proxy statement/prospectus about Prosperity and its subsidiaries. Each of us is relying on the correctness of the information supplied by the other.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction.

Appendix A

AGREEMENT AND PLAN OF REORGANIZATION

by and between

PROSPERITY BANCSHARES, INC.

and

1st CHOICE BANCORP, INC.

Dated as of February 7, 2008

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

EXHIBITS

Exhibit A	Voting Agreement and Irrevocable Proxy
Exhibit B	Form of Director Non-competition Agreement
Exhibit C	Form of Release by Officers and Directors
Exhibit D	Form of Release by Company

SCHEDULES

Schedule 3.1(e)	Subsidiaries
Schedule 3.4	Investment Securities
Schedule 3.6	Loans
Schedule 3.7(a)	Past Due Loans
Schedule 3.7(b)	Watch List
Schedule 3.8(a)	Real Property
Schedule 3.11	Litigation
Schedule 3.12(b)	Extension to File Tax Returns
Schedule 3.12(d)	Income Tax Returns
Schedule 3.12(f)	Tax Sharing Agreements
Schedule 3.13	Contracts
Schedule 3.14(a)	Insurance
Schedule 3.15	Third Party Consents
Schedule 3.19(a)	Compensation and Benefit Plans
Schedule 3.20	Deferred Compensation and Salary Continuation Arrangements
Schedule 3.21	Brokers and Finders
Schedule 3.26	Intellectual Property Rights
Schedule 3.28	Shareholders’ List
Schedule 5.2(b)(ii)	Loan Commitments
Schedule 5.2(b)(xviii)	Capital Expenditures
Schedule 5.6(b)	Persons to Sign Employment Agreements
Schedule 5.10(b)	Loan Sale
Schedule 10.5	Termination of Employment Agreements

AGREEMENT AND PLAN OF REORGANIZATION

This Agreement and Plan of Reorganization (“Agreement”) dated as of February 7, 2008 is by and between Prosperity Bancshares, Inc. (“Prosperity”), a Texas corporation and financial holding company pursuant to the Gramm-Leach Bliley Act (“GLB Act”) and bank holding company registered under the Bank Holding Company Act of 1956, as amended (“BHC Act”), and 1st Choice Bancorp, Inc. (the “Company”), a Texas corporation and bank holding company registered under the BHC Act.

WHEREAS, the Company desires to affiliate with Prosperity, and Prosperity desires to affiliate with the Company in the manner provided in this Agreement; and

WHEREAS, the respective Boards of Directors of Prosperity and the Company believe that the acquisition of the Company by Prosperity in the manner provided by, and subject to the terms and conditions set forth in, this Agreement and all exhibits, schedules and supplements hereto and the other transactions contemplated by this Agreement are desirable and in the best interests of their respective shareholders; and

WHEREAS, for federal income tax purposes, it is intended that the Merger (as defined below) qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder, and that this Agreement is intended to be and hereby is adopted as a plan of reorganization within the meaning of Section 368(a) of the Code; and

WHEREAS, the respective Boards of Directors of Prosperity and the Company have approved this Agreement and the transactions proposed herein substantially on the terms and conditions set forth in this Agreement; and

WHEREAS, as a condition and inducement to Prosperity’s willingness to enter into this Agreement, each of the members of the Board of Directors of the Company and the Bank (as defined below) and holders of more than 10% of Company Common Stock (as defined below) has entered into an agreement dated as of the date hereof in the form of Exhibit A pursuant to which he or she agrees to vote the shares of Company Common Stock beneficially owned by such person in favor of this Agreement and the transactions contemplated hereby;

NOW, THEREFORE, in consideration of such premises and the mutual representations, warranties, covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as set forth below.

INTRODUCTION

A. This Agreement provides for the merger of the Company with and into Prosperity with Prosperity as the surviving entity (the “Merger”), all pursuant to this Agreement. In connection with the Merger, all of the issued and outstanding shares of common stock, $0.01 par value per share, of the Company (“Company Common Stock”) shall be exchanged for such consideration as set forth in this Agreement.

B. It is contemplated that immediately prior to the Merger, 1st Choice Bancorp of Delaware, Inc. (“Intermediate Company”), a Delaware corporation and wholly-owned subsidiary of the Company, shall be merged (the “Intermediate Merger”) with and into the Company, with the Company as the surviving entity.

C. It is contemplated that following the Merger, Prosperity Bank, a Texas banking association and wholly-owned subsidiary of Prosperity (“Prosperity Bank”), and 1st Choice Bank (the “Bank”), a Texas banking association and wholly-owned subsidiary of the Company, shall be combined through merger, purchase and assumption or otherwise, with Prosperity Bank as the surviving entity.

I. THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 8.2 hereof), the Company shall be merged with and into Prosperity (which, as the surviving corporation, is hereinafter referred to as “Continuing Corporation” whenever reference is made to it at or after the Effective Time) pursuant to the provisions of, and with the effect provided for in, Article 5 of the Texas Business Corporation Act (“TBCA”).

Section 1.2 Articles of Incorporation, Bylaws and Facilities of Continuing Corporation. At the Effective Time and until thereafter amended in accordance with applicable law, the Articles of Incorporation of Continuing Corporation shall be the Articles of Incorporation of Prosperity as in effect at the Effective Time. Until altered, amended or repealed as provided therein and in the Articles of Incorporation of Continuing Corporation, the Bylaws of Continuing Corporation shall be the Bylaws of Prosperity as in effect at the Effective Time. Unless and until changed by the Board of Directors of Continuing Corporation, the main office of Continuing Corporation shall be the main office of Prosperity as of the Effective Time. The established offices and facilities of the Company immediately prior to the Merger shall become established offices and facilities of Continuing Corporation. Until thereafter changed in accordance with law or the Articles of Incorporation or Bylaws of Continuing Corporation, all corporate acts, plans, policies, contracts, approvals and authorizations of the Company and Prosperity and their respective shareholders, boards of directors, committees elected or appointed thereby, officers and agents, which were valid and effective immediately prior to the Effective Time, shall be taken for all purposes as the acts, plans, policies, contracts, approvals and authorizations of Continuing Corporation and shall be as effective and binding thereon as the same were with respect to the Company and Prosperity, respectively, as of the Effective Time.

Section 1.3 Board of Directors and Officers of Continuing Corporation. At the Effective Time and until thereafter changed in accordance with applicable law or the Articles of Incorporation or Bylaws of Continuing Corporation, the members of the Board of Directors of Prosperity at the Effective Time shall be the Board of Directors of Continuing Corporation. At the Effective Time and until thereafter changed in accordance with the law or the Articles of Incorporation or Bylaws of Continuing Corporation, the senior officers of Prosperity immediately prior to the Effective Time shall be the senior officers of Continuing Corporation.

Section 1.4 Effect of Merger. At the Effective Time, the corporate existence of the Company and Prosperity shall, as provided in the provisions of law heretofore mentioned, be consolidated and continued in Continuing Corporation, and Continuing Corporation shall be deemed to be a continuation in entity and identity of the Company and Prosperity. All rights, franchises and interests of the Company and Prosperity, respectively, in and to any type of property and choses in action shall be transferred to and vested in Continuing Corporation by virtue of such Merger without reversion or impairment, without further act or deed and without any assignment having occurred, but subject to any existing liens or other encumbrances thereon. The Merger shall have all other effects set forth in Article 5.06 of the TBCA.

Section 1.5 Liabilities of Continuing Corporation. At the Effective Time, Continuing Corporation shall be liable for all liabilities of the Company and Prosperity. All debts, liabilities, obligations and contracts of the Company and of Prosperity, respectively, matured or unmatured, whether accrued, absolute, contingent or otherwise, and whether or not reflected or reserved against on balance sheets, books of account, or records of the Company or Prosperity, as the case may be, shall be those of Continuing Corporation and shall not be released or impaired by the Merger. All rights of creditors and other obligees and all liens on property of either the Company or Prosperity shall be preserved unimpaired subsequent to the Merger.

Section 1.6 Approvals and Notices. This Agreement shall be submitted to the shareholders of the Company in accordance with the terms of this Agreement, the applicable provisions of law and the Articles of Incorporation and Bylaws of the Company. The Company and Prosperity shall proceed expeditiously and cooperate fully in the procurement of any other consents and approvals and the taking of any other actions in satisfaction of all other requirements prescribed by law or otherwise necessary for consummation of the Merger on the terms herein provided, including, without limitation, the preparation and submission of all necessary filings, requests for waivers and certificates with the Securities and Exchange Commission (“SEC”), Board of Governors of the Federal Reserve System (“Federal Reserve Board”), the Federal Deposit Insurance Corporation (“FDIC”) and the Texas Department of Banking (“TDB”).

Section 1.7 Tax Consequences. It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code, and the parties hereto hereby adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the Treasury Regulations promulgated thereunder.

Section 1.8 Modification of Structure. Notwithstanding any provision of this Agreement to the contrary, Prosperity may elect, subject to the filing of all necessary applications and the receipt of all required regulatory approvals, to modify the structure of the transactions contemplated hereby so long as (i) there are no material adverse federal income tax consequences to the shareholders of the Company as a result of such modification, (ii) the consideration to be paid to holders of Company Common Stock under this Agreement is not thereby changed in kind or reduced in amount solely because of such modification and (iii) such modification will not be likely to materially delay or jeopardize receipt of any required regulatory approvals. In the event of such election, the parties agree to execute an appropriate amendment to this Agreement in order to reflect such election.

II. CONSIDERATION AND EXCHANGE PROCEDURES

Section 2.1 Merger Consideration.

(a) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, including any stock appreciation rights or any options, warrants or other rights to acquire, or convertible into, any capital stock of the Company (other than any Dissenting Shares (as defined in Section 2.4 hereof)), shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into and represent the right to receive (i) a number of shares of common stock, $1.00 par value, of Prosperity (“Prosperity Common Stock”) equal to the quotient, rounded to the nearest ten thousandth (the “Exchange Ratio”), obtained by dividing 1,757,813 (the “Stock Consideration”) by the number of shares of Company Common Stock outstanding immediately prior to the Effective Time (“Company Closing Shares”), plus cash in lieu of any fractional share of Prosperity Common Stock, and (ii) unless otherwise adjusted as provided in Section 2.3, an amount of cash equal to $18,750,000 (the “Cash Consideration,” and together with the Stock Consideration, the “Merger Consideration”), divided by the Company Closing Shares (the “Per Share Cash Consideration”). At the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously representing any such shares shall thereafter represent the right to receive the Merger Consideration.

(b) Each share of Company Common Stock held in the treasury of the Company and each share of Company Stock owned by any direct or indirect wholly owned Subsidiary of the Company immediately prior to the Effective Time shall be cancelled without any conversion and no payment or distribution shall be made with respect thereto.

(c) Notwithstanding anything in this Agreement to the contrary, Prosperity will not issue any certificates or scrip representing fractional shares of Prosperity Common Stock otherwise issuable pursuant to the Merger. In lieu of the issuance of any such fractional shares, Prosperity shall pay to each former holder of Company Stock otherwise entitled to receive such fractional share an amount of cash determined by multiplying (i) the Average Closing Price by (ii) the fraction of a share of Prosperity Common Stock which such holder would otherwise be entitled to receive pursuant to this Section 2.1. “Average Closing Price” of Prosperity Common Stock shall be the average of the closing price per share of Prosperity

Common Stock on The NASDAQ Stock Market, Inc. National Market System (“NASDAQ”) (as reported in The Wall Street Journal or, if not reported thereby, another alternative source as chosen by Prosperity) for the twenty (20) consecutive trading days ending on and including the tenth trading day preceding the Closing Date.

Section 2.2 Anti-Dilutive Adjustment. The aggregate number of shares of Prosperity Common Stock to be exchanged for each share of Company Common Stock shall be adjusted appropriately to reflect any change in the number of shares of Prosperity Common Stock by reason of any stock dividends or splits, reclassification, recapitalization or conversion with respect to Prosperity Common Stock, received or to be received by holders of Prosperity Common Stock, when the record date or payment occurs prior to the Effective Time.

Section 2.3 Adjustment to Merger Consideration for Equity Capital. In the event that the Company’s Equity Capital (as defined below) on the Closing Date shall be less than $26,000,000, the Cash Consideration will be reduced by an amount equal to the difference between the Company’s Equity Capital on the Closing Date and $26,000,000. For purposes of this Agreement, “Equity Capital” shall equal the sum of the capital stock, capital surplus and retained earnings of the Company, including unrealized securities gains or losses, on a consolidated basis, as determined pursuant to generally accepted accounting principles (“GAAP”). For purposes of calculating Equity Capital, the Company shall include adjustments made for certain extraordinary items related to the Merger, this Agreement and the transactions contemplated hereby, including, but not limited to reductions for (i) the after-tax amount of any fees and commissions payable to any broker, finder or investment banking firm in connection with this Agreement and the transactions contemplated hereby, (ii) the after-tax amount of any legal and accounting fees incurred in connection with the Merger, this Agreement and the transactions contemplated hereby, (iii) the after-tax premium or additional cost incurred to provide for the continuation of certain of the Company’s insurance policies pursuant to Section 5.9 hereof, (iv) the estimated after-tax amount of any penalty or liquidated damages associated with the termination of the Company’s contracts with any provider of electronic banking and data processing services prior to or following the Closing Date, (v) the after-tax cost to terminate any existing employment agreements, change in control agreements, salary continuation agreements or other similar agreements between the Company and any other person, including but not limited to those pursuant to Section 10.5 hereof, (vi) the after-tax amount of any cost to fully fund all employee benefit and retirement plans, and (vii) any amount required to be added to the Company’s allowance for loan losses pursuant to Section 5.15 hereof. Notwithstanding the foregoing, Equity Capital will not be adjusted for any adjustment required by Prosperity pursuant to Section 5.8 hereof.

Section 2.4 Dissenting Shares. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, the holder of which has not voted in favor of the Merger and who has properly perfected his dissenter’s rights of appraisal by following the exact procedure required by Article 5.12 of the TBCA is referred to herein as a “Dissenting Share.” Each Dissenting Share owned by each holder thereof who has not exchanged his certificates representing shares of Company Common Stock for the Merger Consideration or otherwise has not effectively withdrawn or lost his dissenter’s rights, shall not be converted into or represent the right to receive the Merger Consideration pursuant to this Article II and shall be entitled only to such rights as are available to such holder pursuant to the applicable provisions of the TBCA. Each holder of Dissenting Shares shall be entitled to receive the value of such Dissenting Shares held by him in accordance with the applicable provisions of the TBCA; provided, such holder complies with the procedures contemplated by and set forth in the applicable provisions of the TBCA. If any holder of any Dissenting Shares shall effectively withdraw or lose his dissenter’s rights under the applicable provisions of the TBCA, each such Dissenting Share shall be deemed to have been converted into and to have become exchangeable for, the right to receive the Merger Consideration without any interest thereon in accordance with the provisions of this Article II.

Section 2.5 Exchange of Shares.

(a) Prosperity shall deposit or cause to be deposited in trust with Computershare Investor Services, Inc., Denver, Colorado (the “Exchange Agent”) (i) certificates representing shares of Prosperity Common Stock and (ii) cash in an aggregate amount sufficient to make the appropriate payments (A) of the Cash Consideration, as may be adjusted pursuant to Section 2.3 hereof, (B) to holders of Dissenting Shares pursuant to Section 2.4 hereof, if any, and (C) holders of a fraction of a share of Prosperity Common Stock pursuant to Section 2.1(c) (such certificates and cash being referred to as the “Exchange Fund”). The Exchange Fund shall not be used for any other purpose, except as provided in this Agreement.

(b) As soon as practicable after the Effective Time, the Exchange Agent shall mail to each record holder of an outstanding certificate or certificates which as of the Effective Date represented shares of Company Common Stock (the “Certificates”), a form letter of transmittal which will specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and contain instructions for use in effecting the surrender of the Certificates for payment therefor. Upon surrender to the Exchange Agent of a Certificate, together with such letter of transmittal duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of cash and number of shares of Prosperity Common Stock provided in Section 2.1 hereof, as may be adjusted pursuant to Sections 2.2 and 2.3 hereof, and such Certificate shall forthwith be cancelled. Prosperity shall provide the Exchange Agent with certificates for Prosperity Common Stock, as requested by the Exchange Agent, for the number of shares provided in Section 2.1, as may be adjusted. No interest will be paid or accrued with respect to the shares of Prosperity Common Stock or cash payable upon surrender of the Certificates. Until surrendered in accordance with the provisions of this Section 2.5, each Certificate (other than Certificates representing Dissenting Shares) shall represent for all purposes the right to receive the Merger Consideration without any interest thereon.

(c) No dividends or other distributions declared after the Effective Time with respect to shares of Prosperity Common Stock and payable to the holders thereof shall be paid to the holder of a Certificate until such holder surrenders such Certificate and a duly executed letter of transmittal to the Exchange Agent in accordance with this Section 2.5. After the surrender of a Certificate and a duly executed letter of transmittal in accordance with this Section 2.5, the holder thereof shall be entitled to receive any such dividends or other distributions, without interest thereon, which had become payable after the Effective Time with respect to the shares of Prosperity Common Stock represented by such Certificate.

(d) After the Effective Time, the stock transfer ledger of the Company shall be closed and there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to Prosperity, they shall be promptly presented to the Exchange Agent and exchanged as provided in this Section 2.5.

(e) Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the shareholders of the Company for six months after the Exchange Agent mails the letter of transmittal pursuant to Section 2.5 shall be returned to Prosperity upon demand, and any shareholders of the Company who have not theretofore complied with the exchange procedures in this Article II shall look to Prosperity only, and not the Exchange Agent, for the payment of any Merger Consideration in respect of such shares.

(f) If any certificate representing shares of Prosperity Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be appropriately endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form (reasonably satisfactory to Prosperity) for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of Prosperity Common Stock in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or not payable.

(g) None of Prosperity, the Company, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any Prosperity Common Stock (or dividends or distributions with respect thereto) or cash properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h) In the event any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Prosperity or the Exchange Agent, the posting by such person of a bond in such amount as Prosperity or the Exchange Agent may direct as indemnity against any claim that may be made against Prosperity with respect to such Certificate, provided that the amount of such bond shall not exceed such shareholder’s applicable Merger Consideration, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

III. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Prosperity as set forth below. On or prior to the date hereof, the Company has delivered to Prosperity disclosure schedules (“Disclosure Schedules”) referred to in this Article III. The Company agrees that two (2) business days prior to the Closing it shall provide Prosperity with supplemental Disclosure Schedules reflecting any changes in the information contained in the Disclosure Schedules which have occurred in the period from the date of delivery of such Disclosure Schedules to two (2) business days prior to the date of Closing.

Section 3.1 Organization.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas and a bank holding company duly registered under the BHC Act, subject to all laws, rules and regulations applicable to bank holding companies. The Company owns all of the outstanding capital stock of the Intermediate Company free and clear of any lien, charge, claim or other encumbrance. The Intermediate Company, a Delaware corporation and a bank holding company registered under the BHC Act, is duly organized, validly existing and in good standing under the laws of the State of Delaware. The Intermediate Company owns all of the capital stock of the Bank free and clear of any lien, charge, claim or other encumbrance. The Bank, a wholly-owned indirect subsidiary of the Company, is a Texas banking association duly organized, validly existing and in good standing under the laws of the State of Texas.

(b) Each of the Company, the Intermediate Company and the Bank has full power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required) to own, lease and operate its properties, to engage in the business and activities now conducted by it.

(c) The Bank is duly authorized to conduct general banking business, embracing all usual deposit functions of commercial banks as well as commercial, industrial and real estate loans, installment credits, collections and safe deposit facilities subject to the supervision of the FDIC and the TDB. The Bank does not have “trust powers” and does not conduct trust activities.

(d) True and complete copies of the Articles of Incorporation or Association and Bylaws or other constituent documents of the Company and each Subsidiary (as defined in Section 13.1(c) hereof), each as amended to date (collectively, the “Company Constituent Documents”), have been delivered or made available to Prosperity.

(e) Other than as set forth in Schedule 3.1(e), neither the Company nor any of its Subsidiaries (i) has any Subsidiaries or Affiliates, (ii) is a general partner or material owner in any joint venture, general partnership, limited partnership, trust or other non-corporate entity or (iii) knows of any arrangement pursuant to which the stock of any corporation is or has been held in trust (whether express, constructive, resulting or otherwise) for the benefit of all shareholders of the Company.

(f) The deposit accounts of the Bank are insured by the FDIC through the Bank Insurance Fund to the fullest extent permitted by law, and all premiums and assessments due and owing as of the date hereof required in connection therewith have been paid by the Bank.

Section 3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 10,000,000 shares of Company Common Stock, 1,842,400 of which are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of Company Common Stock are validly issued, fully paid and nonassessable, and have not been issued in violation of the preemptive rights of any person or in violation of any applicable federal or state laws.

(b) The authorized capital stock of the Intermediate Company consists of 10,000 shares of common stock, $0.10 par value per share, 10,000 of which are issued and outstanding as of the date of this Agreement. The authorized capital stock of the Bank consists of 6,000,000 shares of common stock, $5.00 par value per share, 1,130,424 of which are issued and outstanding as of the date of this Agreement.

(c) The Company owns, either directly or indirectly, all of the issued and outstanding capital stock of its Subsidiaries. The outstanding capital stock of the Company’s Subsidiaries (i) are duly authorized, validly issued, fully paid and nonassessable, (ii) free and clear of any liens, claims, security interests and encumbrances of any kind and (iii) there are no irrevocable proxies with respect to such shares and there are no outstanding or authorized subscriptions, options, warrants, calls, rights or other agreements or commitments of any kind restricting the transfer of, requiring the issuance or sale of or otherwise relating to any such shares of capital stock to any person.

(d) There are no existing options, warrants, calls, convertible securities or commitments of any kind obligating the Company to issue any authorized and unissued Company Common Stock.

(e) The Company does not have any outstanding commitment or obligation to repurchase, reacquire or redeem any of its outstanding capital stock. Other than pursuant to the Voting Agreement and Irrevocable Proxy attached hereto as Exhibit A, there are no voting trusts, voting agreements, buy-sell agreements or other similar arrangements affecting the Company Common Stock.

Section 3.3 Approvals; Authority.

(a) The Company has full corporate power and authority to execute and deliver this Agreement (and any related documents), and the Company and each of its Subsidiaries has full legal capacity, power and authority to perform their respective obligations hereunder and thereunder and to consummate the contemplated transactions.

(b) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly, validly and unanimously approved by the Board of Directors of the Company. The Board of Directors of the Company has determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of the Company and its shareholders, and has directed that the Agreement be submitted to the Company’s shareholders for approval and adoption. Except for the approval of the shareholders of the Company, no further actions or corporate proceedings on the part of the Company are necessary to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and is a duly authorized, valid, legally binding agreement of the Company enforceable against the Company in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and general equitable principles.

Section 3.4 Investments. The Company has furnished to Prosperity a complete list, as of December 31, 2007, of all securities, including municipal bonds, owned by the Company (the “Securities Portfolio”). Except as set forth in Schedule 3.4, all such securities are owned by the Company (i) of record, except those held in bearer form, and (ii) beneficially, free and clear of all mortgages, liens, pledges and encumbrances. Schedule 3.4 also discloses any entities in which the ownership interest of the Company equals 5% or more of the issued and outstanding voting securities of the issuer thereof. There are no voting trusts or other agreements or understandings with respect to the voting of any of the securities in the Securities Portfolio.

Section 3.5 Financial Statements.

(a) The Company has furnished or made available to Prosperity true, correct and complete copies of its audited consolidated balance sheets as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years ended December 31, 2007, 2006 and 2005, accompanied by the report thereon of the Company’s independent auditors (the “Annual Financial Statements”). The Company has also furnished to Prosperity a true, correct and complete copy of the Consolidated Reports of Condition and Income (“Call Reports”) filed by the Bank as of and for each period during the three years ended December 31, 2007. The Annual Financial Statements and Call Reports are collectively referred to in this Agreement as the “Company Financial Statements.”

(b) The Annual Financial Statements fairly present the financial position of the Company and results of operations at the dates and for the periods indicated in conformity with GAAP applied on a consistent basis. The Call Reports fairly present the financial position of the Bank and the results of its operations at the dates and for the periods indicated in compliance with the rules and regulations of applicable federal and state banking authorities.

(c) As of the dates of the Company Financial Statements and as of the date of this Agreement, neither the Company nor any Subsidiary had any material liabilities, fixed or contingent, except as fully set forth or provided for in such Company Financial Statements or otherwise disclosed in this Agreement.

Section 3.6 Loan Portfolio and Reserve for Loan Losses.

(a) With respect to the loans of the Bank reflected as assets in the Company Financial Statements as of December 31, 2007 and all currently outstanding loans (individually, a “Loan,” and collectively, the “Loans”), other than as set forth in Schedule 3.6, (i) each note evidencing a Loan or credit agreement or security instrument related to a Loan was the valid and binding obligation of the obligor named therein, enforceable in accordance with the terms thereof, and (ii) there are no oral modifications or amendments or additional agreements related to the Loans that are not reflected in the Bank’s records, and no claim or defense as to the enforcement of any Loan has been asserted and the Bank is not aware of any acts or omissions that would give rise to any claim or right of rescission, set off, counterclaim or defense.

(b) The allowance for loan losses shown on the Company Financial Statements as of December 31, 2007, was, and the allowance for loan losses to be shown on any financial statements of the Company or the Bank or Call Reports of the Bank as of any date subsequent to the execution of this Agreement will be, as of such dates, in the reasonable judgment of management of the Company, adequate to provide for possible losses, net of recoveries relating to loans previously charged off, in respect of Loans outstanding (including accrued interest receivable) of the Bank and other extensions of credit (including letters of credit or commitments to make loans or extend credit), and the allowance for loan losses has been established in accordance with GAAP as applied to banking institutions and all applicable rules and regulations; provided, however, that no representation or warranty is made as to the sufficiency of collateral securing or the collectibility of such loans.

Section 3.7 Certain Loans and Related Matters.

(a) Except as set forth in Schedule 3.7(a), as of December 31, 2007, the Company is not a party to any written or oral: (i) loan agreement, note or borrowing arrangement, other than credit card loans and other loans the unpaid balance of which does not exceed $10,000 per loan, under the terms of which the obligor is thirty (30) days delinquent in payment of principal or interest or in default of any other material provisions as of the date hereof; (ii) loan agreement, note or borrowing arrangement which has been classified or, in the exercise of reasonable diligence by the Company or any regulatory agency with supervisory jurisdiction over the Company, should have been classified as “substandard,” “doubtful,” “loss,” “other loans especially mentioned,” “other assets especially mentioned” or any comparable classifications by such persons; (iii) loan agreement, note or borrowing arrangement, including any loan guaranty, with any director or executive officer of the Company, or any 10% or more shareholder of the Company, or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing; or (iv) loan agreement, note or borrowing arrangement in violation of any law, regulation or rule applicable to the Company including, but not limited to, those promulgated, interpreted or enforced by any regulatory agency with supervisory jurisdiction over the Company and which violation could have a Material Adverse Effect on the Company.

(b) Schedule 3.7(b) contains the “watch list of loans” of the Bank (each, a “Watch List”) as of December 31, 2007. To the knowledge of the Company, there is no loan agreement, note or borrowing arrangement which should be included on a Watch List in accordance with the Company’s ordinary course of business and consistent with prudent banking principles.

Section 3.8 Real Property Owned or Leased.

(a) Schedule 3.8(a) contains a true, correct and complete list of all real property owned or leased by the Company or the Bank, including non-residential other real estate (the “Company Real Property”). True and complete copies of all deeds and leases for, or other documentation evidencing ownership of or a leasehold interest in, the properties referred to in Schedule 3.8(a), title insurance policies for the real property owned referred to in Schedule 3.8(a), and all mortgages, deeds of trust and security agreements to which such property is subject have been furnished or made available to Prosperity.

(b) No lease or deed with respect to any Company Real Property contains any restrictive covenant that materially restricts the use or value of such Company Real Property pertaining to its current primary business purpose. Each of such leases is a legal, valid and binding obligation of the Company or a Bank, as applicable, is enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and is in full force and effect; there are no existing defaults by the Company or the other party thereunder and there are no allegations or assertions of such by any party under such agreement or any events that with notice lapse of time or the happening or occurrence of any other event would constitute a default thereunder.

(c) None of the buildings and structures located on any Company Real Property, nor any appurtenances thereto or equipment therein, nor the operation or maintenance thereof, violates in any material manner any restrictive covenants or encroaches on any property owned by others, nor does any building or structure of third parties encroach upon any Company Real Property, except for those violations and encroachments which in the aggregate could not reasonably be expected to cause a Material Adverse Effect on the Company. No condemnation proceeding is pending or, to the Company’s knowledge, threatened, which could reasonably be expected to preclude or materially impair the use of any Company Real Property in the manner in which it is currently being used.

(d) The Company or its Subsidiaries have good and indefeasible title to, or a valid and enforceable leasehold interest in, all Company Real Property, and such interest is free and clear of all liens, charges or other encumbrances, except (i) statutory liens for amounts not yet delinquent or which are being contested in good faith through proper proceedings and (ii) those liens related to real property taxes, local improvement district assessments, easements, covenants, restrictions and other matters of record which do not, individually or in the aggregate, materially adversely affect the use and enjoyment of the relevant real property.

(e) All buildings and other facilities used in the business of the Company and its Subsidiaries are in adequate condition (ordinary wear and tear excepted) and are free from defects which could reasonably be expected to materially interfere with the current or future use of such facilities consistent with past practices.

Section 3.9 Personal Property. The Company and its Subsidiaries have good title to, or a valid leasehold interest in, all personal property, whether tangible or intangible, used in the conduct of its business (the “Company Personalty”), free and clear of all liens, charges or other encumbrances and except (i) statutory liens for amounts not yet delinquent or which are being contested in good faith through proper proceedings and

(ii) such other liens, charges, encumbrances and imperfections of title as do not individually or in the aggregate have a Material Adverse Effect on the use and enjoyment of the relevant Company Personalty. Subject to ordinary wear and tear, the Company Personalty is in good operating condition and repair and is adequate for the uses to which it is being put.

Section 3.10 Environmental Laws. To the Company’s knowledge, the Company and its Subsidiaries and any properties or business owned or operated by any of them, whether or not held in a fiduciary or representative capacity, are in compliance with all terms and conditions of all applicable federal and state Environmental Laws (as defined below) and permits thereunder. Neither the Company nor any of its Subsidiaries has received notice of any violation of any Environmental Laws or generated, stored, or disposed of any materials designated as Hazardous Materials (as defined below) under the Environmental Laws, and they are not subject to any claim or lien under any Environmental Laws. During the term of ownership by the Company, (i) no Company Real Property, (ii) no real estate currently owned, operated or leased (including any property acquired by foreclosure or deeded in lieu thereof) by the Company or its Subsidiaries or owned, operated or leased by the Company or its Subsidiaries within the ten years preceding the date of this Agreement, has been designated by applicable governmental authorities as requiring any environmental cleanup or response action to comply with Environmental Laws, or has been the site of any release of any Hazardous Materials. To the knowledge of the Company or any of its Subsidiaries, (A) no asbestos was used in the construction of any portion of any Company Real Property and (B) no real property currently owned by it or any Subsidiary is, or has been, a heavy industrial site or landfill. There are no underground storage tanks at any properties owned or operated by the Company or any of its Subsidiaries and no underground storage tanks have been closed or removed from any properties owned or operated by the Company or any of its Subsidiaries.

“Environmental Laws,” as used in this Agreement, means any applicable federal, state or local statute, law, rule, regulation, ordinance or code now in effect and in each case as amended to date and any controlling judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree, or judgment, relating to the environment, human health or safety, or Hazardous Materials, including without limitation the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. § 9601, et seq.; the Hazardous Materials Transportation Authorization Act, as amended, 49 U.S.C. § 5101, et seq.; the Resource Conservation and Recovery Act of 1976, as amended, 42 U.S.C. § 6901, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1201, et seq.; the Toxic Substances Control Act, 15 U.S.C. § 2601, et seq.; the Clean Air Act, 42 U.S.C. § 7401, et seq.; and the Safe Drinking Water Act, 42 U.S.C. § 300f, et seq.

“Hazardous Materials,” as used in this Agreement, includes, but is not limited to, (a) any petroleum or petroleum products, natural gas, or natural gas products, radioactive materials, asbestos, urea formaldehyde foam insulation, transformers or other equipment that contains dielectric fluid containing levels of polychlorinated biphenyls (PCBs), and radon gas; (b) any chemicals, materials, waste or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” toxic substances,” “toxic pollutants,” “contaminants,” or “pollutants,” or words of similar import, under any Environmental Laws; and (c) any other chemical, material, waste or substance which is in any way regulated as hazardous or toxic by any federal, state or local government authority, agency or instrumentality, including mixtures thereof with other materials, and including any regulated building materials such as asbestos and lead, provided, notwithstanding the foregoing or any other provision in this Agreement to the contrary, the words “Hazardous Material” shall not mean or include any such Hazardous Material used, generated, manufactured, stored, disposed of or otherwise handled in normal quantities in the ordinary course of the business of the Company and its Subsidiaries in compliance with all applicable Environmental Laws, or such that may be naturally occurring in any ambient air, surface water, ground water, land surface or subsurface strata.

Section 3.11 Litigation and Other Proceedings. Except as set forth in Schedule 3.11, there are no legal, quasi-judicial, regulatory or administrative proceedings of any kind or nature now pending or, to the knowledge of the Company or any Subsidiary, threatened before any court or administrative body in any manner against the

Company or any Subsidiary, or any of their respective properties or capital stock. The Company will notify Prosperity promptly in writing of any such proceedings threatened or instigated against the Company or its Subsidiaries, or any officer or director thereof subsequent to the date of this Agreement. The Company does not know of any basis on which any litigation or proceeding could be brought which could reasonably be expected to result in a Material Adverse Effect on the Company or which could question the validity of any action taken or to be taken in connection with this Agreement and the transactions contemplated thereby. Neither the Company nor any of its Subsidiaries is in default with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator or governmental agency or instrumentality.

Section 3.12 Taxes.

(a) For purposes of this Agreement, the following terms shall have the defined meanings as set forth below:

“Affiliated Group” means any affiliated group within the meaning of Code § 1504(a).

“Liability” means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

“Person” means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a governmental entity (or any department, agency, or political subdivision thereof).

“Security Interest” means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic’s, materialmen’s, and similar liens, (b) liens for Taxes not yet due and payable or for Taxes that the Company or any Subsidiary is contesting in good faith through appropriate proceedings, if any, (c) purchase money liens and liens securing rental payments under capital lease arrangements, and (d) other liens arising in the ordinary course of business and not incurred in connection with the borrowing of money.

“Tax” or “Taxes” means all (i) United States federal, state or local or non-United States taxes, assessments, charges, duties, levies or other similar governmental charges of any nature, including all income, franchise, profits, capital gains, capital stock, transfer, sales, use, occupation, property, excise, severance, windfall profits, stamp, stamp duty reserve, license, payroll, withholding, ad valorem, value added, alternative minimum, environmental, customs, social security (or similar), unemployment, sick pay, disability, registration and other taxes, assessments, charges, duties, fees, levies or other similar governmental charges of any kind whatsoever, whether disputed or not, together with all estimated taxes, deficiency assessments, additions to tax, penalties and interest; (ii) any liability for the payment of any amount of a type described in clause (i) arising as a result of being or having been a member of any consolidated, combined, unitary or other group or being or having been included or required to be included in any Tax Return related thereto; and (iii) any liability for the payment of any amount of a type described in clause (i) or clause (ii) as a result of any obligation to indemnify or otherwise assume or succeed to the liability of any other Person.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(b) The Company and its Subsidiaries have filed all Tax Returns that each was required to file, including without limitation any Tax Returns of any affiliated, consolidated, combined or unitary group of which either the Company or any Subsidiary is or was a member. At the time of filing, all such Tax Returns were correct and complete in all material respects. All Taxes due and owing by the Company or any Subsidiary and any affiliated, consolidated, combined or unitary group of which either the Company or any Subsidiary is or was a member (whether or not shown on any Tax Return) have been paid. Except as set forth in Schedule 3.12(b), neither the Company nor any Subsidiary is currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been raised in writing by an authority in a jurisdiction where the Company or any Subsidiary does not file Tax Returns that the Company or any Subsidiary is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of the Banks that arose in connection with any failure (or alleged failure) of the Company or any Subsidiary to pay any Tax.

(c) The Company and its Subsidiaries have collected or withheld and duly paid to the appropriate governmental authority all Taxes required to have been collected or withheld in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party.

(d) There is no action, suit, proceeding, audit, assessment, dispute or claim concerning any Tax Liability of the Company or any Subsidiary either (i) claimed or raised by any authority in writing or (ii) as to which any of the directors and officers of the Company or any Subsidiary has knowledge based upon personal contact with any agent of such authority. Schedule 3.12(d) lists all federal, state, local, and foreign income Tax Returns filed with respect to the Company or any Subsidiary for taxable periods beginning after December 31, 2003, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The Company has made available to Prosperity correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company and its Subsidiaries with respect to all periods beginning after December 31, 2003.

(e) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(f) The Company has not been a United States real property holding corporation within the meaning of Code § 897(c)(2) during the applicable period specified in Code § 897(c)(1)(A)(ii). Neither the Company nor any of its Subsidiaries has participated in any reportable transaction or a transaction that is substantially similar to a listed transaction as defined under Sections 6011, 6111 and 6112 of the Code. If the Company or any of its Subsidiaries have participated in a reportable or listed transaction, such entity has properly disclosed such transaction in accordance with the applicable Tax regulations. Except as set forth in Schedule 3.12(f), neither the Company nor any of its Subsidiaries (i) is a party to any Tax allocation or sharing agreement, (ii) has been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than the Affiliated Group of which the Company is the common parent) or (iii) has any Liability for the Taxes of any Person (other than the Company and its Subsidiaries) under Reg. § 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(g) Neither the Company nor any of its Subsidiaries has been required to disclose on its federal income Tax Returns any position that could give rise to a substantial understatement of federal income tax within the meaning of Section 6662 of the Code.

(h) Neither the Company, any of its Subsidiaries nor Prosperity will be required to include any item of income in, nor will the Company, any of its Subsidiaries or Prosperity be required to exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending on or after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.

(i) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(j) Neither the Company nor any of its Subsidiaries is required to make any adjustment under Code § 481(a) by reason of a change in accounting method or otherwise.

(k) The unpaid Taxes of the Company and its Subsidiaries (i) did not, as of December 31, 2007, exceed the current liability accruals for Tax Liability (excluding any reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth in the Company Financial Statements and (ii) do not exceed such current liability accruals for Taxes (excluding reserves any for deferred Taxes) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries in filing its Tax Returns.

Section 3.13 Contracts.

(a) Except as set forth in Schedule 3.13, neither the Company nor any of its Subsidiaries is a party to or bound by any of the following (whether written or oral, express or implied):

(i) employment contracts, change-in-control agreements or severance arrangements (including, without limitation, any collective bargaining contract or union agreement or agreement with an independent consultant);

(ii) bonus, stock option or other employee benefit arrangement, other than any deferred compensation arrangement disclosed in Schedule 3.20 or any profit-sharing, pension or retirement plan or welfare plan disclosed in Schedule 3.19(a);

(iii) except as set forth in Schedule 3.8(a), any material lease or license with respect to any property, real or personal, whether as landlord, tenant, licensor or licensee;

(iv) contract or commitment for capital expenditures;

(v) material contract or commitment made in the ordinary course of business for the purchase of materials or supplies or for the performance of services over a period of more than sixty (60) days from the date of this Agreement;

(vi) contract or option to purchase or sell any real or personal property other than any contract for the purchase of personal property in the ordinary course of business;

(vii) contract, agreement or letter with respect to the management or operations of the Company or the Bank imposed by any bank regulatory authority having supervisory jurisdiction over the Company or the Bank;

(viii) note, debenture, agreement, contract or indenture related to the borrowing by the Company or any Subsidiary of money other than those entered into in the ordinary course of business;

(ix) guaranty of any obligation for the borrowing of money, excluding endorsements made for collection, repurchase or resell agreements, letters of credit and guaranties made in the ordinary course of business;

(x) agreement with or extension of credit to any executive officer or director of the Company or the Bank or holder of ten percent (10%) or more of the issued and outstanding Company Common Stock, or any affiliate of such person;

(xi) agreement with any executive officer or director of the Company or the Bank or holder of ten percent (10%) or more of the issued and outstanding Company Common Stock or any affiliate of such person, relating to Bank owned life insurance (“BOLI”);

(xii) contracts, other than the foregoing, with payments aggregating $10,000 or more not made in the ordinary course of business and not otherwise disclosed in this Agreement;

(xiii) any agreement containing covenants that limit the ability of the Company or any of its Subsidiaries to compete in any line of business or with any person, or that involve any restriction on the geographic area in which, or method by which, the Company (including any successor thereof) or any of its Subsidiaries may carry on its business (other than as may be required by law or any regulatory agency);

(xiv) any data processing services agreement or contract which may not be terminated without payment or penalty upon notice of 30 days or less; or

(xv) any agreement pursuant to which the Company or any of its Subsidiaries may become obligated to invest in or contribute capital to any entity.

(b) Each contract or commitment set forth in Schedule 3.13 is valid and binding on the Company or any of its Subsidiaries, as the case may be, and is in full force and effect. The Company has in all material respects performed all obligations required to be performed by it to date and is not in default under, and no event has occurred which, with the lapse of time or action by a third party could result in default under, any indenture, mortgage, contract, lease or other agreement to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or under any provision of the Company Constituent Documents.

Section 3.14 Insurance.

(a) A true, correct and complete list of all insurance policies (including any BOLI) owned or held by or on behalf of either the Company or any of its Subsidiaries (other than credit-life policies), including the insurer, policy numbers, amount of coverage, deductions, type of insurance, effective and termination dates and any pending claims thereunder involving more than $25,000 is set forth in Schedule 3.14(a).

(b) All policies of general liability, theft, life, fire, workers’ compensation, health, directors and officers, business interruption and other forms of insurance owned or held by the Company or any Subsidiary (i) are in full force and effect and all premiums that are due and payable with respect thereto are currently paid; (ii) are sufficient for compliance with all requirements of applicable laws and of all agreements to which the Company or such Subsidiary is a party; (iii) are adequate for the business conducted by the Company and its Subsidiaries in respect of amounts, types and risks insured (other than the risk of terrorist attacks); (iv) are valid, outstanding and enforceable policies (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies); and (v) will remain in full force and effect through the Effective Time, subject to normal renewal policies and procedures, including, without limitation, the payment of premiums. No insurer under any such policy or bond has canceled or indicated to the Company or any of its Subsidiaries an intention to cancel or not to renew any such policy or bond effective at any time prior to the Effective Time or generally disclaimed liability thereunder. Neither the Company nor any of its Subsidiaries is in default under any such policy or bond, and all material claims thereunder have been filed. Neither the Company nor any of its Subsidiaries has been denied or had revoked or rescinded any policy of insurance during the last three fiscal years.

Section 3.15 No Conflict With Other Instruments. The execution and delivery of this Agreement does not, and the performance of this Agreement and the consummation of the transactions contemplated hereby will not (i) conflict with or violate any provision of the Company Constituent Documents or (ii) assuming all required shareholder and regulatory approvals and consents and the consents of the third parties set forth in Schedule 3.15 are duly obtained, will not (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company or any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or constitute a default (or an event which, with or without notice or lapse of time, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, cause the Company or any of its Subsidiaries to become subject to or liable for the payment of any tax, or result in the creation of any lien, charge or encumbrance upon any of the properties or assets of the Company under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease agreement, instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which any of its properties or assets may be bound or affected, excluding from the foregoing clause (ii) such violations, conflicts, breaches or defaults which either individually or in the aggregate would not have a Material Adverse Effect on the Company.

Section 3.16 Compliance with Laws and Regulatory Filings. The Company and its Subsidiaries are in compliance with all applicable federal, state and local laws, rules, regulations and orders applicable to them. Except for approvals by regulatory authorities having supervisory jurisdiction over the Company and the consents of the third parties set forth in Schedule 3.15, no prior consent, approval or authorization of, or declaration, filing or registrations with, any person or regulatory authority is required of the Company and its Subsidiaries in connection with the execution, delivery and performance by the Company of this Agreement and the transactions contemplated hereby or the resulting change of control of the Company except for certain instruments necessary to consummate the Merger contemplated hereby. The Company and its Subsidiaries have filed all reports, registrations and statements, together with any amendments required to be made thereto, that are required to be filed with the Federal Reserve, the FDIC, the TDB, or any other regulatory authority having supervisory jurisdiction over the Company and its Subsidiaries, and such reports, registrations and statements as finally amended or corrected, are true and correct in all material respects.

Section 3.17 Absence of Certain Changes. Since December 31, 2007, (i) the Company and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with prudent banking practices (except as otherwise required by this Agreement and excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby) and (ii) no event has occurred or circumstance arisen that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect on the Company.

Section 3.18 Employment Relations. The relations of the Company with its employees is satisfactory. The Company has not received any notice of any controversies with, or organizational efforts or other pending actions by, representatives of its employees. The Company has complied with all laws relating to the employment of labor with respect to its employees, and any independent contractors it has hired, including any provisions thereof relating to wages, hours, collective bargaining and the payment of workman’s compensation insurance and social security and similar taxes, and no person has asserted to the Company that the Company is liable for any arrearages of wages, workman’s compensation insurance premiums or any taxes or penalties for failure to comply with any of the foregoing.

Section 3.19 Compensation and Benefit Plans.

(a) Schedule 3.19(a) lists all employee benefit plans, arrangements or agreements providing benefits to any current or former employees, directors or consultants of the Company or any of its Subsidiaries that are sponsored or maintained by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes or is obligated to contribute on behalf of current or former employees, directors or consultants of the Company or any of its Subsidiaries, including, without limitation, any employee welfare benefit plan within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), any employee pension benefit plan within the meaning of Section 3(2) of ERISA or any collective bargaining, bonus, incentive, deferred compensation, stock purchase, stock option, severance, change of control or fringe benefit plan (“Company Employee Plan”). There is no pending or, to the knowledge of the Company, threatened litigation, administrative action, investigation, audit or similar proceeding relating to any Company Employee Plan. All of the Company Employee Plans comply and have been administered in all material respects with all applicable requirements of ERISA, the Code and other applicable laws. There has occurred no “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) with respect to the Company Employee Plans which is likely to result in the imposition of any penalties or taxes upon the Company or any of its Subsidiaries under Section 502(i) of

ERISA or Section 4975 of the Code. All contributions, premiums or other payments required by law or by any Company Employee Plan have been made by the due date thereof.

(b) Neither the Company nor any of its Subsidiaries has any obligations for post-retirement or post-employment benefits under any Company Employee Plan that cannot be amended or terminated upon 60 days’ notice or less without incurring any liability thereunder, except for coverage required by Part 6 of Title I of ERISA or Section 4980B of the Code, or similar state laws, the cost of which is borne by the insured individuals. Each Company Employee Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code is qualified in form and operation in all material respects and the Company is not aware of any event or circumstance that would disqualify any such Company Employee Plan. The Company has provided or made available copies of the most recent Form 5500 filings for the applicable Company Employee Plans.

(c) No employee benefit plans of the Company or its ERISA Affiliates (as defined below) (the “Company Plans”) are “multiemployer plans” within the meaning of Section 4001(a)(3) of ERISA (“Multiemployer Plans”). None of the Company or any of its respective ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan, and none of the Company, or any of its respective ERISA Affiliates has incurred any withdrawal liability under Part I of Subtitle E of Title IV of ERISA that has not been satisfied in full. No Company Plan is subject to Title IV of ERISA, and none of the Company or any of its respective ERISA Affiliates has, at any time during the last six years, sponsored, maintained, contributed to or been obligated to contribute to any plan subject to Title IV of ERISA.

(d) There does not now exist, nor, to the knowledge of the Company, do any circumstances exist that could result in, any Controlled Group Liability that would be a material liability of the Company now or following the Closing. “Controlled Group Liability” means any and all liabilities (A) under Title IV of ERISA, (B) under Section 302 of ERISA, (C) under Sections 412 and 4971 of the Code, (D) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and (E) under corresponding or similar provisions of foreign laws or regulations.

(e) There is no contract, agreement, plan or arrangement covering any employee or former employee of the Company that, individually or in the aggregate, could give rise to the payment by the Company of any amount that would not be deductible pursuant to the terms of Section 162(m) or Section 280G of the Code. Except as required by the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, the Company does not have any liability to provide post-retirement health or life benefits to any employee or former employee of the Company.

(f) “ERISA Affiliates” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

Section 3.20 Deferred Compensation and Salary Continuation Arrangements. Schedule 3.20 contains a list of all non-qualified deferred compensation and salary continuation arrangements of the Company or any of its Subsidiaries, if any, including (i) the terms under which the cash value of any life insurance purchased in connection with any such arrangement can be realized and (ii) the amount of all future benefit payments owed on behalf of each participant, which amounts, as of the date of this Agreement, have been, and as of the Closing Date, will be, fully accrued for on the Company Financial Statements.

Section 3.21 Brokers, Finders and Financial Advisors. Other than as set forth in Schedule 3.21, neither the Company nor any of its officers, directors or employees have employed any broker, finder, financial advisor or investment banker or incurred any liability for any brokerage, financial advisory, investment banking or other fees or commissions in connection with this Agreement and the transactions contemplated hereby.

Section 3.22 Accounting Controls. The Company has devised and maintained a system of internal accounting controls sufficient to provide reasonable assurances that: (i) all material transactions are executed in accordance with general or specific authorization of the Board of Directors and/or the duly authorized executive officers of the Company; (ii) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP consistently applied with respect to institutions such as the Company or other criteria applicable to such financial statements, and to maintain accountability for items therein; (iii) control of the material properties and assets of the Company is permitted only in accordance with general or specific authorization of the Board of Directors and/or the duly authorized executive officers of the Company; and (iv) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate actions taken with respect to any differences.

Section 3.23 Derivative Contracts. Neither the Company nor any Bank is a party to nor has agreed to enter into an exchange traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract or agreement, or any other contract or agreement not included in the Company Financial Statements which is a financial derivative contract (including various combinations thereof).

Section 3.24 Deposits. No deposit of the Bank is a “brokered” deposit (as such term is defined in 12 CFR 337.6(a)(2)) or is subject to any encumbrance, legal restraint or other legal process (other than garnishments, pledges, set off rights, escrow limitations and similar actions taken in the ordinary course of business).

Section 3.25 Community Reinvestment Act. The Bank is in compliance with the Community Reinvestment Act (12 U.S.C. 2901 et seq.) (“CRA”) and all regulations promulgated thereunder. The Bank has received a rating of “satisfactory” as of its most recent CRA compliance examination and knows of no reason why it would not receive a rating of “satisfactory” or better pursuant to its next CRA compliance examination or why the FDIC, the TDB, or any other governmental entity would reasonably be expected to seek to restrain, delay or prohibit the transactions contemplated hereby as a result of any act or omission of the Bank under the CRA.

Section 3.26 Intellectual Property Rights. Schedule 3.26 contains a correct and complete list of all registered trademarks, registered service marks, trademark and service mark applications, trade names and registered copyrights presently owned or held by the Company or any Subsidiary or used in a material manner by them in the conduct of their business under license pursuant to a material contract (the “Intellectual Property”). The Company and its Subsidiaries own or have the right to use and continue to use the Intellectual Property in the operation of their business. Neither the Company nor any Subsidiary is, to their knowledge, infringing or violating any patent, copyright, trademark, service mark, label filing or trade name owned or otherwise held by any other party, nor has the Company or any Subsidiary used any confidential information or any trade secrets owned or otherwise held by any other party, without holding a valid license for such use.

Neither the Company nor any Subsidiary is engaging, nor has any been charged with engaging, in any kind of unfair or unlawful competition. Neither the execution, delivery and performance of this Agreement nor the consummation of the transactions contemplated hereby will in any way impair the right of the Company or any Subsidiary or the Continuing Corporation to use, sell, license or dispose of, or to bring any action for the infringement of, the Intellectual Property.

Section 3.27 Fraud; Bank Secrecy Act; USA PATRIOT Act. The Company and the Bank have neither had nor suspected any incidents of fraud or defalcation during the last two years. Each of the Company and the Bank is in material compliance with the Bank Secrecy Act and all regulations promulgated thereunder and has timely and properly filed and maintained all requisite Currency Transaction Reports and Suspicious Activity Reports and has properly monitored transaction activity (including, but not limited to, wire transfers). In addition, the Company and the Bank is in material compliance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act, the GLB Act Privacy Provisions, Office of Foreign Assets Control Regulation, Bank Protection Act, all applicable Financial Crimes Enforcement Network requirements and all other related laws.

Section 3.28 Shareholders’ List. Schedule 3.28 contains a true, correct and complete list of the holders of shares of Company Common Stock as of a date within ten (10) business days prior to the date hereof, containing their names, addresses and number of shares held of record, which shareholders’ list is in all respects accurate as of such date and will be updated prior to Closing.

Section 3.29 SEC Status; Securities Issuances. The Company is not subject to the registration provisions of Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) nor the rules and regulations of the SEC promulgated under Section 12 of the Exchange Act, other than anti-fraud provisions of such act. All issuances of securities by the Company and any Subsidiary have been registered under the Securities Act and/or the Securities Act of the State of Texas, and all other applicable laws or were exempt from any such registration requirements.

Section 3.30 Fiduciary Responsibilities. The Bank has performed in all of its duties as a trustee, custodian, guardian or an escrow agent in a manner which complies in all material respects with all applicable laws, regulations, orders, agreements, instruments and common law standards.

Section 3.31 Dissenting Shareholders. The Company and its directors and officers have no knowledge of any plan or intention on the part of any shareholder of the Company to make written demand for payment of the fair value of such holder’s shares of Company Common Stock in the manner provided in Article 5 of the TBCA.

Section 3.32 Takeover Laws. This Agreement and the Merger contemplated hereby are not subject to the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transactions,” “business combination” or other antitakeover laws and regulations of any state applicable to the Company.

Section 3.33 Fairness Opinion. Prior to the execution of this Agreement, the Company has received a written opinion from Hovde Financial, Inc. dated as of the date of this Agreement, to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date hereof, the Merger Consideration to be received by the shareholders of the Company pursuant to this Agreement is fair to such shareholders from a financial point of view, and such opinions will be updated as of the date of the Proxy Statement (defined in Section 3.34 hereof). Such opinion has not been amended or rescinded.

Section 3.34 Company Information. None of the information relating to the Company and its Subsidiaries that is provided by the Company for inclusion in (i) a proxy statement (including any amendment or supplement thereto) to be prepared by the Company in accordance with the Company’s Articles of Incorporation, Bylaws and applicable law (the “Proxy Statement”) and mailed to the Company’s shareholders in connection with the solicitation of proxies by the Board of Directors of the Company for use at a special meeting of the Company’s shareholders to be called to consider the Merger, this Agreement and the transactions contemplated hereby (the “Company Shareholder Meeting”), any filings or approvals under applicable federal or state banking laws or regulations or state securities laws, or any filing pursuant to Rule 165 or Rule 425 under the Securities Act of 1933, as amended (the “Securities Act”), will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and (ii) the Registration Statement (as defined in Section 6.4) will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

IV. REPRESENTATIONS AND WARRANTIES OF PROSPERITY

Prosperity represents and warrants to the Company as set forth below.

Section 4.1 Organization.

(a) Prosperity is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas and a financial holding company duly registered under the BHC Act and the GLB Act, subject to all laws, rules and regulations applicable to financial holding companies. Prosperity owns 100% of the membership interest (“Delaware Interests”) of Prosperity Holdings of Delaware, LLC (“Delaware Company”). Delaware Company, a Delaware limited liability company and a financial holding company registered under the BHC Act and the GLB Act, is duly organized, validly existing and in good standing under the laws of the State of Delaware. Delaware Company owns 100% of the issued and outstanding shares of common stock, $4.00 par value, of Prosperity Bank (“Prosperity Bank Stock”). Prosperity Bank is a Texas banking association duly organized, validly existing and in good standing under the laws of the State of Texas.

(b) Prosperity, Delaware Company and Prosperity Bank have full power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required) to own, lease and operate their properties, to engage in the business and activities now conducted by them and to enter into this Agreement, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on Prosperity. Each of Prosperity, Delaware Company and Prosperity Bank is in good standing under the laws of its jurisdiction of incorporation.

(c) Prosperity Bank (i) is duly authorized to conduct a general banking business, embracing all usual deposit functions of commercial banks as well as commercial, industrial and real estate loans, installment credits, collections and safe deposit facilities subject to the supervision of the FDIC and the TDB, and (ii) is an insured bank as defined in the Federal Deposit Insurance Act. Prosperity Bank does not conduct trust activities.

Section 4.2 Capitalization.

(a) The authorized capital stock of Prosperity consists of 200,000,000 shares of Prosperity Common Stock, 44,204,280 shares of which are issued and 44,167,192 shares of which are outstanding as of the date of this Agreement, and 20,000,000 shares of preferred stock, $1.00 par value, none of which is issued and outstanding. The Delaware Company has issued and outstanding 1,000 Delaware Interests as of the date of this Agreement. The authorized capital stock of Prosperity Bank consists of 130,000 shares of Prosperity Bank Stock, 130,000 of which are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of Prosperity Common Stock, Delaware Stock and Prosperity Bank Stock are validly issued, fully paid and nonassessable, and have not been issued in violation of the preemptive rights of any person. There are no voting trusts, voting agreements or other similar arrangements affecting the Delaware Company Stock or the Prosperity Bank Stock, or to Prosperity’s knowledge, the Prosperity Common Stock.

(b) At the Effective Time, the shares of Prosperity Common Stock issued pursuant to the Merger will be duly authorized, validly issued, fully paid and nonassessable, and will not be issued in violation of any preemptive rights or any applicable federal or state laws.

Section 4.3 Approvals; Authority.

(a) Prosperity has full corporate power and authority to execute and deliver this Agreement (and any related documents), and Prosperity and each of its Subsidiaries has full legal capacity, power and authority to perform their respective obligations hereunder and thereunder and to consummate the contemplated transactions.

(b) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly, validly and unanimously approved by the Board of Directors of Prosperity. The Board of Directors of Prosperity has determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of Prosperity and its shareholders. No further actions or corporate proceedings on the part of Prosperity are necessary to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Prosperity and is a duly authorized, valid, legally binding agreement of Prosperity enforceable against Prosperity in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and general equitable principles.

Section 4.4 No Conflict With Other Instruments. The execution and delivery of this Agreement does not, and the performance of this Agreement and the consummation of the transactions contemplated hereby will not (i) conflict with or violate any provision of the Articles of Incorporation or Bylaws of Prosperity or similar constituent documents of any of its Subsidiaries or (ii) assuming all required shareholder and regulatory consents and approvals, and any requisite consents of third parties, are duly obtained, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Prosperity or any of its Subsidiaries or any of their respective properties or assets, or (B) violate, conflict with, result in a breach of any provision of or constitute a default (or an event which, with or without notice or lapse of time, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, cause Prosperity or any of its Subsidiaries to become subject to or liable for the payment of any tax, or result in the creation of any lien, charge or encumbrance upon any of the properties or assets of Prosperity or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease agreement, instrument or obligation to which Prosperity or any of its Subsidiaries is a party, or by which any of its properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults which either individually or in the aggregate would not have a Material Adverse Effect on Prosperity.

Section 4.5 Litigation and Other Proceedings. There are no legal, quasi-judicial or administrative proceedings of any kind or nature now pending or, to the knowledge of Prosperity, threatened before any court or administrative body in any manner against Prosperity or any of its Subsidiaries, or any of their respective properties or capital stock, which is reasonably likely to have a Material Adverse Effect on Prosperity or the transactions proposed by this Agreement. To Prosperity’s knowledge, there is no basis on which any litigation or proceeding could be brought which could reasonably be expected to have a Material Adverse Effect on Prosperity or which would be reasonably likely to question the validity of any action taken or to be taken in connection with this Agreement and the transactions contemplated hereby. Neither Prosperity nor any of its Subsidiaries is in default with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator or governmental agency or instrumentality.

Section 4.6 Financial Statements.

(a) Prosperity has furnished or made available to the Company true and complete copies of its (i) Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the SEC, which contains Prosperity’s audited consolidated balance sheets as of December 31, 2006 and 2005, and the related statements of income, changes in shareholders’ equity and cash flows for the years ended December 31, 2006, 2005 and 2004 and (ii) Quarterly Reports on Form 10-Q for each of the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007, as filed with the SEC, which contains Prosperity’s unaudited consolidated balance sheets and related statements of income, statements of changes in shareholders’ equity and cash flows as of and for the quarters and interim periods ended March 31, June 30 and September 30, 2007 and 2006. The financial statements referred to above included in the Annual Report on Form 10-K and the unaudited financial statements included in the Quarterly Reports on Form 10-Q are collectively referred to herein as the “Prosperity Financial Statements.”

(b) Each of the Prosperity Financial Statements fairly presents in all material respects the financial position and results of operation of Prosperity at the dates and for the periods indicated in conformity with GAAP applied on a consistent basis.

(c) As of the dates of the Prosperity Financial Statements referred to above, neither Prosperity nor any Subsidiary had any liabilities, fixed or contingent, which are material and are not fully shown or provided for in such Prosperity Financial Statements or otherwise disclosed in this Agreement.

Section 4.7 Securities and Exchange Commission Reporting Obligations. Since December 31, 2004, Prosperity has timely filed all material reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with the SEC pursuant to the Exchange Act. As of their respective dates, each of such reports and statements, (or if amended, as of the date so amended), were true and correct and complied in all material respects with the relevant statutes, rules and regulations enforced or promulgated by the SEC and such reports did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 4.8 Compliance with Laws and Regulatory Filings. Prosperity and its Subsidiaries are in compliance in all material respects with all applicable federal, state and local laws, rules, regulations and orders applicable to them. Except for approvals by regulatory authorities having supervisory jurisdiction over Prosperity and its Subsidiaries, no prior consent, approval or authorization of, or declaration, filing or registrations with, any person or regulatory authority is required of Prosperity and its Subsidiaries in connection with the execution, delivery and performance by Prosperity of this Agreement and the transactions contemplated hereby. Prosperity and its Subsidiaries have filed all reports, registrations and statements, together with any amendments required to be made thereto, that are required to be filed with the Federal Reserve Board, the FDIC, the TDB or any other regulatory authority having supervisory jurisdiction over Prosperity and its Subsidiaries, and such reports, registrations and statements, as finally amended or corrected, are, to the knowledge of Prosperity and its Subsidiaries, true and correct in all material respects.

Section 4.9 Absence of Certain Changes. Since December 31, 2007, (i) Prosperity and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with prudent banking practices (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby) and (ii) no event has occurred or circumstance arisen that, individually or in the aggregate, has had or is reasonably likely to have, a Material Adverse Effect on Prosperity.

Section 4.10 Prosperity Information. None of the information relating to Prosperity and its Subsidiaries that is provided by Prosperity for inclusion in (i) the Proxy Statement, any filings or approvals under applicable federal or state banking laws or regulations or state securities laws, or any filing pursuant to Rule 165 or Rule 425 under the Securities Act will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and (ii) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

Section 4.11 Financing. On the Closing Date, Prosperity will have sufficient (a) cash on hand or a credit facility with sufficient availability to pay the Cash Consideration and (b) authorized and unissued shares of Prosperity Common Stock to pay the Stock Consideration.

V. COVENANTS OF THE COMPANY

The Company covenants and agrees with Prosperity as follows:

Section 5.1 Approval of Shareholders of the Company.

(a) The Company will, as soon as practicable, take all steps under applicable laws and its Articles of Incorporation and Bylaws necessary to duly call, give notice of, convene and hold the Company Shareholder Meeting at such time as may be mutually agreed to by the parties for the purpose of (i) considering and voting upon the approval of this Agreement and the transactions contemplated hereby and (ii) for such other purposes consistent with the complete performance of this Agreement as may be necessary and desirable. The Board of Directors of the Company will recommend to its shareholders the approval and adoption of this Agreement and the transactions contemplated hereby, unless otherwise required by their fiduciary duties under applicable law, and the Company will use its best efforts to obtain the necessary approvals by its shareholders of this Agreement and the transactions contemplated hereby.

(b) If this Agreement is approved by such shareholders, the Company will take all reasonable actions to aid and assist in the consummation of the Merger, and will use its best efforts to take or cause to be taken all other actions necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including such actions as it and Prosperity reasonably considers necessary, proper or advisable in connection with filing applications and registration statements with, or obtaining approvals from, all governmental entities having jurisdiction over the transactions contemplated by this Agreement.

Section 5.2 Activities of the Company Pending Closing.

(a) From the date hereof to and including the Closing Date, as long as this Agreement remains in effect, the Company shall, and shall cause each of its Subsidiaries to:

(i) conduct its affairs (including, without limitation, the making of or agreeing to make any loans or other extensions of credit) only in the ordinary course of business consistent with past practices and prudent banking principles;

(ii) use its best efforts to preserve intact its present business organizations, keep available the services of its present officers, directors, key employees and agents and preserve its relationships and goodwill with customers and advantageous business relationships;

(iii) promptly give written notice to Prosperity of (a) any material change in its business, operations or prospects, (b) any complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any regulatory authority having jurisdiction over the Company or any Subsidiary, (c) the institution or threat of any litigation against the Company or any Subsidiary or (d) the occurrence of any event or the failure of any event to occur on the existence of any circumstance that would reasonably be expected to cause (1) a breach of any covenant, condition or agreement contained herein, (2) any of the representations or warranties of the Company contained in this Agreement to be untrue in any material respect or (3) a Material Adverse Effect on the Company; and

(iv) except as required by law or regulation or expressly permitted by this Agreement, take no action which would adversely affect or delay the ability of the Company or Prosperity to obtain any approvals from any regulatory agencies or other approvals required for consummation of the transactions contemplated hereby or to perform its obligations and agreements under this Agreement.

(b) From the date hereof to and including the Effective Time, except (i) as expressly contemplated or permitted by this Agreement, (ii) as required by law or regulation or (iii) to the extent Prosperity consents in writing, the Company shall not, and shall not permit any of its Subsidiaries to:

(i) adjust, split, combine or reclassify any of the Company Common Stock or other capital stock;

(ii) make, acquire, modify or renew, or agree to make, acquire, modify or renew any loans, loan participations or other extensions of credit (whether directly or indirectly through the purchase of loan participations from other lenders, deal paper or otherwise) to any Borrower that (A) would be a material violation of its policies and procedures in effect as of the date hereof, (B) would not be in the ordinary course of business consistent with past practices and prudent banking principles or (C) would exceed $100,000 individually or in the aggregate to any Borrower (except (1) pursuant to commitments made prior to the date of this Agreement that are listed in Schedule 5.2(b)(ii) and not covered by items A or B of this clause or (2) loans fully secured by a certificate of deposit at the Company; provided, that in the event that the Company desires to make or renew any such loan which would exceed $100,000 individually or in the aggregate to any borrower, it shall so advise Prosperity via e-mail transmission. Prosperity shall notify the Company via e-mail transmission within two (2) business days of receipt of such notice whether Prosperity consents to such loan or extension of credit, provided that if Prosperity fails to notify the Company with such time frame, Prosperity shall be deemed to have consented to such loan or extension of credit. For purposes of this Section 5.2(b), “Borrower” means any person or entity (including any Affiliate, shareholder, member or partner of such person or entity) and any guarantor, surety, spouse, co-maker or co-obligor of any extension of credit to any person or entity;

(iii) issue or sell or obligate itself to issue or sell any shares of its capital stock or any warrants, rights or options to acquire, or any securities convertible into, any shares of its capital stock;

(iv) grant any stock appreciation rights, restricted stock, stock options or other form of incentive compensation;

(v) open, close or relocate any branch office, or acquire or sell or agree to acquire or sell, any branch office or any deposit liabilities;

(vi) enter into, amend or terminate any agreement of the type that would be required to be disclosed in Schedule 3.13, or any other material agreement, or acquire or dispose of any material amount of assets or liabilities or make any change in any of its leases, except in the ordinary course of business consistent with past practices and prudent banking practices;

(vii) grant any severance or termination payment to, or enter into any employment, consulting, noncompetition, retirement, parachute, severance or indemnification agreement with, any officer, director, employee or agent of the Company or any of its Subsidiaries, either individually or as part of a class of similarly situated persons;

(viii) increase in any manner the compensation or fringe benefits of any of its employees or directors other than in the ordinary course of business consistent with past practice and pursuant to policies currently in effect or pay any perquisite such as automobile allowance, club membership or dues or other similar benefits other than in accordance with past practice, or institute any employee welfare, retirement or similar plan or arrangement;

(ix)(A) declare, pay or set aside for payment any dividend or other distribution (whether in cash, stock or property) in respect of the Company Common Stock, other than the payment of dividends from the Bank to the Company or (B) directly or indirectly, purchase, redeem or otherwise acquire any shares of Company Common Stock;

(x) make any change in accounting methods, principles and practices, except as may be required by GAAP or any governmental authority;

(xi) sell, transfer, convey, mortgage, encumber or otherwise dispose of any material properties or assets (including “other real estate owned”) or interest therein, other than the other real estate owned properties under contract for sale as of the date of this Agreement;

(xii) foreclose upon or otherwise acquire any commercial real property prior to receipt and approval by Prosperity of a Phase I environmental review thereof;

(xiii) increase or decrease the rate of interest paid on deposit accounts, except in a manner and pursuant to policies consistent with the Company’s past practices and prudent banking practices;

(xiv) charge-off any loan or other extension of credit prior to review and approval by Prosperity of the amount of such charge-off (which approval shall not be unreasonably withheld);

(xv) establish any new Subsidiary or Affiliate or enter into any new line of business;

(xvi) materially deviate from policies and procedures existing as of the date of this Agreement with respect to (A) classification of assets, (B) the allowance for loan losses and (C) accrual of interest on assets, except as otherwise required by the provisions of this Agreement, applicable law or regulation or any governmental authority;

(xvii) amend or change any provision of the Articles of Incorporation, Bylaws or other governing documents of the Company or any Subsidiary;

(xviii) make any capital expenditure which would exceed an aggregate of $25,000, except pursuant to commitments made prior to the date of this Agreement and set forth in Schedule 5.2(b)(xviii);

(xix) excluding deposits and certificates of deposit, incur or modify any indebtedness for borrowed money, including Federal Home Loan Bank advances;

(xx) prepay any indebtedness or other similar arrangements so as to cause the Company to incur any prepayment penalty thereunder;

(xxi) except pursuant to contracts or agreements in force at the date of or permitted by this Agreement, make any equity investment in, or purchase outside the ordinary course of business any property or assets of, any other individual, corporation or other entity;

(xxii) voluntarily accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options, restricted stock, or other stock-based compensation;

(xxiii) settle any claim, action or proceeding involving payment by it of money damages or impose any material restriction on the operations of the Company or any of its Subsidiaries;

(xxiv) restructure or materially change its investment securities portfolio or its interest rate risk position from that as of December 31, 2007, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported; or

(xxv) agree to do any of the foregoing.

Section 5.3 Access to Properties and Records.

(a) To the extent permitted by applicable law, the Company shall and shall cause each of its Subsidiaries, upon reasonable notice from Prosperity to the Company to: (i) afford the employees and officers and authorized representatives (including legal counsel, accountants and consultants) of Prosperity full access to the properties, books, records of the Company and its Subsidiaries during normal business hours in order that Prosperity may have the opportunity to make such reasonable investigation as it shall desire to make of the affairs of the Company and its Subsidiaries, and (ii) furnish Prosperity with such additional financial and operating data and other information as to the business and properties of the Company as Prosperity shall, from time to time, reasonably request.

(b) As soon as practicable after they become available, the Company will deliver or make available to Prosperity all unaudited quarterly financial statements prepared for the internal use of management of the Company and all Call Reports filed by the Banks with the appropriate federal regulatory authority after the date of this Agreement. All such financial statements shall be prepared in accordance with GAAP (or regulatory accounting principles, as applicable) applied on a consistent basis with previous accounting periods. In the event of the termination of this Agreement, Prosperity will return to the Company all documents and other information obtained pursuant hereto and will keep confidential any information obtained pursuant to Section 7.2 of this Agreement.

Section 5.4 Information for Regulatory Applications and SEC Filings. To the extent permitted by law, the Company will furnish Prosperity with all information concerning the Company required for inclusion in (i) any application, filing, statement or document to be made or filed by Prosperity with any federal or state regulatory or supervisory authority in connection with the transactions contemplated by this Agreement during the pendency of this Agreement and (ii) any filings with the SEC, including the Registration Statement, and any applicable state securities authorities. The Company agrees at any time, upon the request of Prosperity, to furnish to Prosperity a written letter or statement confirming the accuracy of the information with respect to the Company contained in any report or other application or statement referred to in this Agreement, and confirming that the information with respect to the Company and the Banks contained in such document or draft was furnished by the Company expressly for use therein or, if such is not the case, indicating the inaccuracies contained in such document or indicating the information not furnished by the Company expressly for use therein.

Section 5.5 Standstill Provision. So long as this Agreement is in effect, neither the Company nor any of its Subsidiaries shall and the Company agrees to use its best efforts to cause its and each of its Subsidiaries’ directors, officers, employees, agents and representatives not to entertain, solicit or encourage any inquiries, or provide any information to or negotiate with any other party any proposal which could reasonably be expected to lead to the merger, consolidation, acquisition, or sale of all or substantially all of the assets or any shares of capital stock of the Company or the Banks, except where the Board of Directors of the Company determines, based on the written advice of counsel, that the failure to furnish such information or participate in such negotiations or discussions would or could reasonably be deemed to constitute a breach of the fiduciary or legal obligations of the Company’s Board of Directors to its shareholders. The Company agrees to notify Prosperity of any such unsolicited acquisition proposal orally immediately, and in writing within one (1) business day of its receipt, and provide reasonable detail as to the identity of the proposed acquiror and the nature of the proposed transaction. The Company will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore that relate to any such unsolicited acquisition proposal. The Company will take the necessary steps to inform the appropriate individuals or entities referred to in this Section 5.5 of the obligations undertaken in this Section 5.5.

Section 5.6 Additional Agreements.

(a) The Company will deliver to Prosperity, contemporaneously with the execution of this Agreement, a Voting Agreement in substantially the form attached hereto as Exhibit A executed as of the date hereof by each director of the Company and the Bank and each holder of ten percent (10%) or more of the issued and outstanding Company Common Stock.

(b) The Company will deliver to Prosperity, contemporaneously with the execution of this Agreement, employment agreements executed by each of the persons listed on Schedule 5.6(b).

(c) The Company will deliver to Prosperity, contemporaneously with the execution of this Agreement, non-competition agreements executed by each of the directors of the Company and the Bank who does not deliver an employment agreement pursuant to Section 5.6(b), in substantially the form attached hereto as Exhibit B.

Section 5.7 Termination of Data Processing Contracts. The Company will use its best efforts, including but not limited to notifying appropriate parties and negotiating in good faith a reasonable settlement, to ensure that its current data processing contracts will, if the Merger occurs, be terminated. Such notice and actions by the Company will be in accordance with the terms of such data processing contracts.

Section 5.8 Conforming Accounting Adjustments. The Company shall, if requested by Prosperity, consistent with GAAP, immediately prior to Closing, make such accounting entries as Prosperity may reasonably request in order to conform the accounting records of the Company to the accounting policies and practices of Prosperity. No such adjustment shall of itself constitute or be deemed to be a breach, violation or failure to satisfy any representation, warranty, covenant, condition or other provision or constitute grounds for termination of this Agreement or be an acknowledgment by the Company (i) of any adverse circumstances for purposes of determining whether the conditions to Prosperity’s obligations under this Agreement have been satisfied, or (ii) that such adjustment is required for purposes of determining satisfaction of the condition to Prosperity’s obligations under this Agreement set forth in Section 10.3 hereof or (iii) that such adjustment has any bearing on the number of shares of Prosperity Common Stock issuable hereunder. No adjustment required by Prosperity shall (a) require any prior filing with any governmental agency or regulatory authority or (b) violate any law, rule or regulation applicable to Company.

Section 5.9 Ongoing Insurance Coverage. The Company will use its best efforts to provide, for a period of not less than three (3) years after the Effective Time, past acts insurance coverage for no less than the four-year period immediately preceding the Effective Time under its (i) current directors and officers insurance policy (or comparable coverage), (ii) employment practices liability insurance and (iii) current bankers blanket bond (or comparable coverage) for each of the directors and officers of the Company and its Subsidiaries currently covered under comparable policies held by the Company.

Section 5.10 Sale of Certain Loans.

(a) Between the date hereof and the Closing Date, the Company shall take all actions necessary and appropriate to sell and transfer, without recourse, to a third party purchaser, each of the loans mutually agreed to by the Company and Prosperity (each an “Identified Loan” and collectively, the “Identified Loans”); provided, however, that the Company may (i) collect the outstanding balances due on such loans or (ii) charge-off such loans to a zero value rather than sell them. Any decrease in the Company’s allowance for loan losses as a result of the sale or charge-off of any Identified Loan, other than the loan set forth on Schedule 5.10(b), shall not reduce the allowance for loan losses solely for purposes of determining the Minimum Allowance Amount pursuant to Section 5.15.

(b) If the loan set forth on Schedule 5.10(b) is sold for a cash purchase price less than at least the unpaid principal balance, plus any accrued but unpaid interest as of the date of sale as reflected in the financial statements of the Company, the after-tax amount of the discount taken on such loan shall be deducted from the Company’s allowance for loan losses. Notwithstanding anything in this Agreement to the contrary, the sale, collection or charge-off of the loan set forth on Schedule 5.10(b) shall be a condition to Closing.

(c) The Company shall inform Prosperity of all pending Identified Loan sales made pursuant to this Section 5.10, including the proposed sale price. The Company shall transfer legal and beneficial ownership in and to the Identified Loans to the purchaser thereof by the execution and delivery of all necessary assignments and endorsements, in form appropriate for recording, and the delivery of all escrow amounts, loan files, documents and other information related to the Identified Loans.

Section 5.11 (Reserved).

Section 5.12 Attendance at Certain Company and Bank Meetings. In order to facilitate the continuing interaction of Prosperity with the Company and the Bank, and in order to keep Prosperity fully advised of all ongoing activities of the Company and the Bank, subject to the limitation in this Section 5.12, the Company and the Bank agree to allow Prosperity to designate two representatives (who shall be officers of Prosperity or Prosperity Bank), each of whom will be allowed to attend as an invited guest and fully monitor all regular and called meetings of the board of directors and loan and discount and asset liability management committees of the Company and the Bank (including, but not limited to, meetings of the officers’ loan committee). The Company and the Bank shall promptly give Prosperity prior notice by telephone of all called meetings. Such representatives shall be bound by Prosperity’s confidentiality obligations under this Agreement and shall have no right to vote and may be excluded from sessions of the board of directors or loan or investment committee during which there is being discussed (i) matters involving this Agreement, (ii) information or material which the Bank is required or obligated to maintain as confidential under applicable laws or regulations or (iii) pending or threatened litigation or investigations if, in the opinion of counsel to the Company or the Bank, as the case may be, the presence of such representative would or might adversely affect the confidential nature of or any privilege relating to any matters to be discussed. No attendance by representatives of Prosperity at the Company’s or the Bank’s board or committee meetings under this Section 5.12 or knowledge gained or deemed to have been gained by virtue of such attendance will affect any of the representations and warranties in this Agreement made by the Company. If the transactions contemplated by this Agreement are disapproved by any regulatory authority whose approval is required or the Agreement is otherwise terminated prior to the Effective Time, then Prosperity’s designees will no longer be entitled to notice of and permission to attend such meetings.

Section 5.13 Releases.

(a) Each of the directors and officers (with a title of Senior Vice President or above as of the date hereof) of the Company and the Bank will deliver to Prosperity, contemporaneously with the execution of this Agreement, a release in substantially the form of Exhibit C attached hereto (“Director/Officer Release”) effective as of the Effective Time releasing the Bank from any and all claims by such directors and officers (except as described in such instrument).

(b) The Company will deliver to each of the directors and officers who executed a Director/Officer Release, contemporaneously with the execution of this Agreement, a release in substantially the form of Exhibit D attached hereto (“Company Release”) effective as of the Effective Time releasing such directors and officers from claims by the Company (except as described in such instrument).

Section 5.14 Environmental Investigation; Rights to Terminate Agreement.

(a) Prosperity and its consultants, agents and representatives shall have the right to the same extent that the Company or the Bank has such right (at Prosperity’s cost and expense), but not the obligation or responsibility, to inspect any Company or Bank property, including, without limitation, conducting asbestos surveys and sampling, environmental assessments and investigation, and other non-invasive or non-destructive environmental surveys and analyses (“Environmental Inspections”) at any time on or prior to thirty (30) days after the date of this Agreement. If, as a result of any such Environmental Inspection, further investigation (“secondary investigation”) including, without limitation, test borings, soil, water, asbestos or other sampling, is deemed desirable by Prosperity, Prosperity shall (i) notify the Company of any property for which it intends to conduct such a secondary investigation, the reasons for such secondary investigation, (ii) submit a work plan to the Company for such secondary investigation, for which Prosperity agrees to afford the Company the ability to comment on and Prosperity agrees to reasonably consider all such comments (and negotiate in good faith any such comments), and (iii) conclude such secondary investigation, on or prior to sixty (60) days after the date of this Agreement. Prosperity shall give reasonable notice to the Company of such secondary investigations, and the Company may place reasonable restrictions on the time and place at which such secondary investigations may be carried out.

(b) The Company agrees to indemnify and hold harmless Prosperity for any claims for damage to property, or injury or death to persons, made as a result of any Environmental Inspection or secondary investigation conducted by Prosperity or its agents, representatives or contractors to the extent attributable to the gross negligence or willful misconduct of the Company or its agents, representatives or contractors. Prosperity agrees to indemnify and hold harmless the Company for any claims for damage to property, or injury or death to persons, to the extent attributable to the gross negligence or willful misconduct of Prosperity or its agents, representatives or contractors in performing any Environmental Inspection or secondary investigation. The foregoing indemnities shall survive the Closing, or, if the Closing does not occur, survive the termination of this Agreement. Prosperity shall not have any liability or responsibility of any nature whatsoever for the results, conclusions or other findings related to any Environmental Inspection, secondary investigation or other environmental survey. If this Agreement is terminated, then except as otherwise required by law, reports to any governmental authority of the results of any Environmental Inspection, secondary investigation or other environmental survey shall be made by the Company in the exercise of its sole discretion and not by Prosperity. Prosperity shall make no such report prior to Closing unless required to do so by law, and in such case will give the Company reasonable prior notice of Prosperity’s intentions so as to enable the Company to review and comment on such proposed report.

(c) Prosperity shall have the right to terminate this Agreement within ninety (90) days after the date of this Agreement if (i) the results of such Environmental Inspection, secondary investigation or other environmental survey are disapproved by Prosperity because the Environmental Inspection, secondary investigation or other environmental survey identifies violations or potential violations of Environmental Laws that could have a Material Adverse Effect on the Company; (ii) any past or present event, condition or circumstance that would require remedial or cleanup action under Environmental Laws involving an expenditure in excess of the lesser of $25,000 or that could reasonably be expected to have a Material

Adverse Effect on the Company; (iii) the Environmental Inspection, secondary investigation or other environmental survey identifies the presence of any underground or above ground storage tank in, on or under any Company Real Property that is not shown to be in compliance with all Environmental Laws applicable to such tank, or that has had a release of petroleum or some other Hazardous Materials that has not been cleaned up in accordance with applicable Environmental Law, the effect of which could reasonably be expected to have a Material Adverse Effect on the Company; or (iv) the Environmental Inspection, secondary investigation or other environmental survey identifies the presence of any asbestos-containing material in, on or under any Company Real Property, the removal of abatement of which would have a Material Adverse Effect on the Company. In the event Prosperity terminates this Agreement or elects not to proceed to Closing pursuant to this Section 5.14(c), Prosperity promptly shall deliver to the Company copies of any environmental report, engineering report, or property condition report prepared by Prosperity or any third party with respect to any Company Real Property. Any results or findings of any Environmental Inspections will not be disclosed by Prosperity to any third party not affiliated with Prosperity, unless Prosperity is required by law to disclose such information.

(d) The Company agrees to make available upon request to Prosperity and its consultants, agents and representatives all documents and other materials relating to environmental conditions of any Company Real Property including, without limitation, the results of other environmental inspections and surveys to the extent such documents are in the actual possession of the Company. The Company also agrees that all engineers and consultants who prepared or furnished such reports may discuss such reports and information with Prosperity and, at Prosperity’s cost and expense, shall be entitled to certify the same in favor of Prosperity and its consultants, agents and representatives and make all other data available to Prosperity and its consultants, agents and representatives.

Section 5.15 Allowance for Loan Losses. The Company shall use its best efforts to maintain its allowance for loan losses at a level equal to at least 1.15% of total loans (the “Minimum Allowance Amount”); provided, however, that if the allowance for loan losses is less than the Minimum Allowance Amount on the business day immediately prior to the Closing Date, the Company shall take all action necessary to increase the allowance for loan losses to an amount equal to the Minimum Allowance Amount as of the Closing Date.

Section 5.16 Intermediate Company Merger. Prior to the Closing Date, the Company shall have undertaken all approvals, filings and other steps necessary to cause the Intermediate Merger to be effected.

Section 5.17 Bank Transaction. Prior to the Effective Time, the Company shall cause the Bank to cooperate with Prosperity and Prosperity Bank as necessary in conjunction with all approvals, filings, and other steps necessary to cause the consummation of the combination of the Bank with Prosperity Bank through merger, purchase and assumption or otherwise following the Effective Time.

VI. COVENANTS OF PROSPERITY

Prosperity covenants and agrees with the Company as follows:

Section 6.1 Best Efforts. Within thirty (30) days following the date of this Agreement, Prosperity will prepare and file all necessary applications with the Federal Reserve, the FDIC, the TDB and any other appropriate regulatory authorities having jurisdiction over the transactions contemplated by this Agreement. Prosperity will take all reasonable action to aid and assist in the consummation of the Merger, and will use its reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including such actions which are necessary, proper or advisable in connection with filing applications and registration statements with, or obtaining approvals from, all regulatory authorities having jurisdiction over the transactions contemplated by this Agreement and the Merger. Prosperity will provide the Company with copies of all such regulatory filings and all correspondence with regulatory authorities in connection with the Merger for which confidential treatment has not been requested. Prosperity will pay any applicable fees and expenses in connection with the preparation and filing of such regulatory filings and correspondence.

Section 6.2 Registration Statement. As soon as practicable after the execution of this Agreement, Prosperity will prepare and file with the SEC a Registration Statement on Form S-4 under the Securities Act (the “Registration Statement”) and any other applicable documents, relating to the shares of Prosperity Common Stock to be delivered to the shareholders of the Company pursuant to this Agreement, and will use its best efforts to cause the Registration Statement to become effective. The Company and its counsel shall be given the opportunity to participate in the preparation of the Registration Statement and shall have the right to approve the content of the Registration Statement with respect to the Company and the meeting of the Company’s shareholders. At the time the Registration Statement becomes effective, the Registration Statement will comply in all material respects with the provisions of the Securities Act and the published rules and regulations thereunder, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not false or misleading, and at the time of mailing thereof to the Company’s shareholders and Prosperity’s shareholders, at the time of the Company Shareholders’ Meeting and the meeting of shareholders of Prosperity, each held to approve the Agreement and the transactions contemplated hereby, and at the Effective Time of the Merger, the prospectus included as part of the Registration Statement and any amendment thereto (the “Prospectus”) will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not false or misleading; provided, however, that none of the provisions of this subparagraph shall apply to statements in or omissions from the Registration Statement or the Prospectus made in reliance upon and in conformity with information furnished by the Company for use in the Registration Statement or the Prospectus.

Section 6.3 NASDAQ Listing. Prosperity shall file all documents required to be filed to have the shares of Prosperity Common Stock to be issued pursuant to the Agreement included for quotation on NASDAQ and use its best efforts to effect said listing.

Section 6.4 Issuance of Prosperity Common Stock. The shares of Prosperity Common Stock to be issued by Prosperity to the shareholders of the Company pursuant to this Agreement will, on the issuance and delivery to such shareholders pursuant to this Agreement, be duly authorized, validly issued, fully paid and nonassessable. The shares of Prosperity Common Stock to be delivered to the shareholders of the Company pursuant to this Agreement are and will be free of any preemptive rights of the shareholders of Prosperity or any other person, firm or entity.

Section 6.5 Access to Properties and Records.

(a) To the extent permitted by applicable law, Prosperity shall and shall cause each of its Subsidiaries, upon reasonable notice from the Company to Prosperity to: (i) afford the employees and officers and authorized representatives (including legal counsel, accountants and consultants) of the Company full access to the properties, books, records of Prosperity and its Subsidiaries during normal business hours in order that the Company may have the opportunity to make such reasonable investigation as it shall desire to make of the affairs of Prosperity and its Subsidiaries, and (ii) furnish the Company with such additional financial and operating data and other information as to the business and properties of Prosperity as the Company shall, from time to time, reasonably request.

(b) As soon as practicable after they become available, Prosperity will deliver or make available to the Company all unaudited quarterly financial statements prepared for the internal use of management of Prosperity and all Call Reports filed by Prosperity Bank with the appropriate federal regulatory authority after the date of this Agreement. All such financial statements shall be prepared in accordance with GAAP (or regulatory accounting principles, as applicable) applied on a consistent basis with previous accounting periods. In the event of the termination of this Agreement, the Company will return to Prosperity all documents and other information obtained pursuant hereto and will keep confidential any information obtained pursuant to Section 7.2 of this Agreement.

Section 6.6 Deferred Bonuses. Prior to the Effective Time, the Company shall accrue for bonuses to key employees of the Company and the Bank in order to help retain such key employees through the Effective Time (collectively, the “Deferred Bonuses”), provided that the aggregate amount of any such Deferred Bonuses shall not exceed $160,000. After the Closing, Prosperity agrees to pay the Deferred Bonuses to each such key employee.

VII. MUTUAL COVENANTS OF PROSPERITY AND THE COMPANY

Section 7.1 Notification; Updated Disclosure Schedules. The Company shall give prompt notice to Prosperity, and Prosperity shall give prompt notice to the Company, of (i) any representation or warranty made by it in this Agreement becoming untrue or inaccurate in any material respect, including, without limitation, as a result of any change in a Disclosure Schedule, or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement; and provided further, however, that if such notification under clause (i) relates to any matter which arises for the first time after the date of this Agreement, then the other party may only terminate this Agreement if such matter would cause the condition set forth in Section 10.3 with respect to the Company and in Section 11.3 with respect to Prosperity, incapable of being satisfied.

Section 7.2 Confidentiality. Prosperity and the Company will not disclose, and will cause their respective representatives to not disclose, directly or indirectly, before or after the consummation or termination of this Agreement, any confidential information, whether written or oral (“Subject Information”) acquired from the other party to any person, firm, corporation, association or other entity for any reason or purpose whatsoever, other than in connection with the regulatory notice and application process or, after termination of this Agreement pursuant to Section 9.1 hereof, use such Subject Information for its own purposes or for the benefit of any person, firm, corporation, association, or other entity under any circumstances. The term “Subject Information” does not include any information that (i) at the time of disclosure or thereafter is generally available to and known to the public, other than by a breach of this Agreement by the disclosing party, (ii) was available to the disclosing party on a nonconfidential basis from a source other than the nondisclosing party or (iii) was independently acquired or developed without violating any obligations of this Agreement.

Section 7.3 Publicity. Except as otherwise required by applicable law or in connection with the regulatory application process, as long as this Agreement is in effect, neither Prosperity nor the Company shall, nor shall they permit any of their officers, directors or representatives to, issue or cause the publication of any press release or public announcement with respect to, or otherwise make any public announcement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld or delayed.

Section 7.4 Employee Benefit Plans.

(a) The Company shall execute and deliver such instruments and take such other actions as Prosperity may reasonably require in order to cause the amendment or termination of any of its employee benefit plans on terms satisfactory to Prosperity and in accordance with applicable law and effective no later than the Closing Date. Prosperity agrees that the employees of the Company who continue their employment after the Closing Date (the “Company Employees”) will be entitled to participate as newly hired employees in the employee benefit plans and programs maintained for employees of Prosperity and Prosperity Bank, in accordance with the respective terms of such plans and programs, and Prosperity shall take all actions necessary or appropriate to facilitate coverage of the Company Employees in such plans and programs from and after the Closing Date, subject to paragraphs (b) and (c) of this Section 7.4.

(b) Each Company Employee will be entitled to credit for prior service with the Company for all purposes under the employee welfare benefit plans and other employee benefit plans and programs (including any severance programs but excluding stock option plans), sponsored by Prosperity or Prosperity Bank to the extent the Company sponsored a similar type of plan in which the Company Employees participated immediately prior to the Closing Date. To the extent permitted by such plans, any eligibility waiting period and pre-existing condition exclusion applicable to such plans and programs shall be waived with respect to each Company Employee and their eligible dependents, unless such waiting periods or exclusions would not have been waived under the similar plans of the Company in which such Company Employee participated immediately prior to the Closing Date. For purposes of determining Company Employee’s benefits for the calendar year in which the Merger occurs under Prosperity’s vacation program, any vacation taken by a Company Employee immediately preceding the Closing Date for the calendar year in which the Merger occurs will be deducted from the total Prosperity vacation benefit available to such Company Employee for such calendar year. Prosperity further agrees to credit each Company Employee and their eligible dependents for the year during which coverage under Prosperity’s group health plan begins, with any deductibles already incurred during such year, under the Company’s group health plan.

(c) Each Company Employee shall be entitled to credit for past service with the Company for the purpose of satisfying any eligibility or vesting periods applicable to Prosperity’ employee benefit plans which are subject to Sections 401(a) and 501(a) of the Code (including, without limitation, Prosperity’s 401(k) Profit Sharing Plan).

VIII. CLOSING

Section 8.1 Closing. Subject to the other provisions of this Article VIII, on a mutually acceptable date (“Closing Date”) as soon as practicable within a sixty (60) day period commencing with the latest of the following dates:

(a) the receipt of shareholder approval and the last approval from any requisite regulatory or supervisory authority and the expiration of any statutory or regulatory waiting period which is necessary to effect the Merger; or

(b) if the transactions contemplated by this Agreement are being contested in any legal proceeding and Prosperity or the Company, pursuant to Section 12.1 herein, have elected to contest the same, then the date that such proceeding has been brought to a conclusion favorable, in the judgment of each of Prosperity and the Company, to the consummation of the transactions contemplated herein, or such prior date as each of Prosperity and the Company shall elect whether or not such proceeding has been brought to a conclusion.

A meeting (“Closing”) will take place at which the parties to this Agreement will deliver the certificates and other documents required to be delivered under Articles X, XI and XII hereof and any other documents and instruments as may be necessary or appropriate to effect the transactions contemplated by this Agreement. The Closing shall take place at the offices of Bracewell & Giuliani LLP in Houston, Texas, or at such other place to which the parties hereto may mutually agree.

Section 8.2 Effective Time. Subject to the terms and upon satisfaction of all requirements of law and the conditions specified in this Agreement including, among other conditions, the receipt of any requisite approvals of the shareholders of the Company and the regulatory approvals of the Federal Reserve Board, FDIC, TDB and any other federal or state regulatory agency whose approval must be received in order to consummate the Merger, the Merger shall become effective, and the effective time of the Merger shall occur, at the date and time specified in the articles of merger to be filed with the Secretary of State of the State of Texas (“Effective Time”).

IX. TERMINATION

Section 9.1 Termination.

(a) Notwithstanding any other provision of this Agreement, this Agreement may be terminated and the Merger contemplated hereby may be abandoned by action of the Board of Directors of Prosperity or the Company at any time prior to the Effective Time if:

(i) any court of competent jurisdiction in the United States or other United States (federal or state) governmental body shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have been final and non-appealable;

(ii) any of the transactions contemplated by this Agreement are disapproved by any regulatory authority or other person whose approval is required to consummate any of such transactions; or

(iii) the Merger shall not have become effective on or before the one hundred and twentieth (120th) day following the date of this Agreement, unless regulatory approval has not been received within the time required to consummate the Merger on or before the 120th day, in which case the Merger shall not have become effective on or before the one hundred and fiftieth (150th) day following the date of this Agreement, or such later date as shall have been approved in writing by the Boards of Directors of Prosperity and the Company; provided, however, that the right to terminate under this Section 9.1(a)(iii) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been the cause of, or has resulted in, the failure of the Merger to become effective on or before such date;

(b) This Agreement may be terminated at any time prior to the Effective Time by action of the Board of Directors of the Company if (i) Prosperity shall fail to comply in any material respect with any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of Prosperity contained herein shall be inaccurate in any material respect or (ii) if the conditions set forth in Article XI have not been met or waived by the Company. In the event the Board of Directors of the Company desires to terminate this Agreement because of an alleged breach or inaccuracy as provided in Section 9.1(b)(i) above, the Board of Directors must notify Prosperity in writing of its intent to terminate stating the reason therefor. Prosperity shall have fifteen (15) days from the receipt of such notice to cure the alleged breach or inaccuracy.

(c) This Agreement may be terminated at any time prior to the Effective Time by action of the Board of Directors of Prosperity if (i) the Company shall fail to comply in any material respect with any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of the Company contained herein shall be inaccurate in any material respect, (ii) if the conditions set forth in Article X have not been met or waived by Prosperity, (iii) any approval required to be obtained from any regulatory authority or agency is obtained subject to restrictions or conditions on the operations of the Company, the Bank, Prosperity or Prosperity Bank that are unacceptable to Prosperity or (iv) any of the conditions set forth in Section 5.14(c) hereof shall have occurred. In the event the Board of Directors of Prosperity desires to terminate this Agreement because of an alleged breach or inaccuracy as provided in Section 9.1(c)(i) above, the Board of Directors must notify the Company in writing of its intent to terminate stating the cause therefor. The Company shall have fifteen (15) days from the receipt of such notice to cure the alleged breach or inaccuracy.

(d) This Agreement may be terminated at any time prior to the Closing by either Prosperity or the Company if the approval of the shareholders of Prosperity or the Company contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at the Company Shareholder Meeting at which they consider the Agreement.

(e) This Agreement may be terminated at any time prior to the Closing upon the mutual written consent of Prosperity and the Company and the approval of such action by their respective Boards of Directors.

Section 9.2 Effect of Termination. In the event of termination of this Agreement by either Prosperity or the Company as provided in Section 9.1 or the abandonment of the Merger without breach by any party hereto, this Agreement (other than Section 7.2) shall become void and have no effect, without any liability on the part of any party or its directors, officers or shareholders, except that the provisions of this Section 9.2, Section 7.2 and Section 13.4 shall survive any such termination and abandonment. Nothing contained in this Section 9.2 shall relieve any party hereto of any liability for a breach of this Agreement.

X. CONDITIONS TO OBLIGATIONS OF PROSPERITY

The obligation of Prosperity under this Agreement to consummate the Merger is subject to the satisfaction, at or prior to the Closing Date of the following conditions, which may be waived by Prosperity in its sole discretion:

Section 10.1 Compliance with Representations and Warranties. The representations and warranties made by the Company in this Agreement must have been true and correct when made (except for those representations and warranties expressly stated to be made as of a specified date) and shall be true and correct in all material respects as of the Closing Date with the same force and effect as if such representations and warranties were made at and as of the Closing Date, without regard to any materiality qualifiers contained therein. Prosperity shall have been furnished with a certificate, executed by an appropriate representative of the Company and dated as of the Closing Date, to the foregoing effect.

Section 10.2 Performance of Obligations. The Company shall have performed or complied in all material respects with all covenants and obligations required by this Agreement to be performed and complied with prior to or at the Closing. Prosperity shall have received a certificate signed by an appropriate representative of the Company to that effect.

Section 10.3 Absence of Material Adverse Change. There shall have been no change after the date hereof in the assets, properties, business or financial condition of the Company or any of its Subsidiaries which, individually or in the aggregate, has had or is reasonably likely to have, a Material Adverse Effect on the Company or the transactions contemplated hereby; nor shall any event (including, without limitation, acts of God or force majeure, weather related and terrorist related events) have occurred which, with the lapse of time, could reasonably be expected to cause or result in a Material Adverse Effect on the Company; provided, however, that such a change for purposes of this Section 10.3, does not include a change with respect to, or effect on, the Company resulting from (i) a change in law, rule, regulation or GAAP, (ii) as a result of entering into this Agreement or complying with the terms of this Agreement or (iii) from any other matter affecting federally-insured depository institutions generally (including without limitation, their holding companies), including, without limitation, changes in general economic conditions and changes in prevailing interest or deposit rates; provided, any such change does not impact the Company more adversely than other similarly situated financial institutions.

Section 10.4 Releases and Resignations. Each director and officer (with a title of Senior Vice President or above) of the Company and the Bank shall have delivered to Prosperity a Director/Officer Release. The Company shall have delivered to each person who delivered a Director/Officer Release, a Company Release. The directors of each of the Company and the Bank shall have delivered to Prosperity their respective resignations.

Section 10.5 Termination of Company Employment Agreements. Each of the employment agreements between the Company and/or the Bank and an officer thereof as set forth in Schedule 10.5 shall be terminated, the Company shall pay to each such person the amount set forth in Schedule 10.5 and each such person shall have executed a termination and release agreement with respect to the termination of their respective employment agreement.

Section 10.6 Employment Agreements; Non-Competition Agreements.

(a) Each of the persons set forth in Schedule 5.6(b) shall have entered into an employment agreement with Prosperity and/or Prosperity Bank.

(b) Each of the directors of the Company and the Bank, who does not deliver an employment agreement pursuant to Section 5.6(b), shall have entered into a Director Non-competition Agreement.

Section 10.7 Shareholder Vote; Dissenters’ Rights. Each of the directors of the Company and holders of ten percent or more of Company Common Stock shall have executed and delivered a Voting Agreement, and such agreement shall be in full force and effect on and as of the Closing Date. The holders of Company Common Stock shall have each approved this Agreement and the transactions contemplated hereby as contemplated by Section 5.1 and no action purporting or attempting to rescind that vote shall have been taken by the Company or its shareholders. Holders of shares representing no more than five percent (5%) of the issued and outstanding Company Common Stock shall have demanded or shall be entitled to demand payment of the fair value of their shares as dissenting shareholders.

Section 10.8 Consents and Approvals. All consents, approvals, waivers and other assurances from all non-governmental third parties which are required to be obtained under the terms of any contract, agreement or instrument to which the Company or any of its Subsidiaries is a party or by which any of their respective properties is bound in order to prevent the consummation of the transactions contemplated by this Agreement from constituting a default under such contract, agreement or instrument or creating any lien, claim or charge upon any of the assets of the Company or any of its Subsidiaries shall have been obtained, and the Company shall have received evidence thereof in form and substance satisfactory to it.

Section 10.9 Completion of Loan Sale. The sale and transfer, without recourse, or the collection or charge-off, of the loan set forth on Schedule 5.10(b), as contemplated by Section 5.10 hereof, shall have been completed.

Section 10.10 Allowance for Loan Losses. As of the Closing Date, the Company’s allowance for loan losses shall be equal to at least the Minimum Allowance Amount.

Section 10.11 Liquidation and Dissolution of Certain Subsidiary. 1st Choice Insurance Agency, Inc. shall be liquidated and dissolved prior to the Closing Date.

XI. CONDITIONS TO OBLIGATIONS OF THE COMPANY

The obligation of the Company under this Agreement to consummate the Merger is subject to the satisfaction, at or prior to the Closing Date, of the following conditions, which may be waived by the Company in its sole discretion:

Section 11.1 Compliance with Representations and Warranties. The representations and warranties made by Prosperity in this Agreement must have been true and correct when made (except for those representations and warranties expressly stated to be made as of a specified date) and shall be true and correct in all material respects as of the Closing Date with the same force and effect as if such representations and warranties were made at and as of the Closing Date, without regard to any materiality qualifiers contained therein. The Company shall be furnished with a certificate, executed by an appropriate representative of Prosperity and dated as of the Closing Date, to the foregoing effect.

Section 11.2 Performance of Obligations. Prosperity shall have performed or complied in all material respects with all covenants and obligations required by this Agreement to be performed and complied with prior to or at the Closing. The Company shall have received a certificate signed by an appropriate representative of Prosperity to that effect.

Section 11.3 Absence of Material Adverse Change. There shall have been no change after the date hereof in the assets, properties, business or financial condition of Prosperity or any of its Subsidiaries which, individually or in the aggregate, has had or is reasonably likely to have, a Material Adverse Effect on Prosperity or the transactions contemplated hereby; (including, without limitation, acts of God or force majeure, weather related and terrorist related events) have occurred which, with the lapse of time, could reasonably be expected to cause or result in a Material Adverse Effect on Prosperity; provided, however, that such a change for purposes of this Section 11.3, does not include a change with respect to, or effect on, Prosperity resulting from (i) a change in law, rule, regulation or GAAP, (ii) as a result of entering into this Agreement or complying with the terms of this Agreement or (iii) from any other matter affecting federally-insured depository institutions generally (including, without limitation, their holding companies), including, without limitation, changes in general economic conditions and changes in prevailing interest or deposit rates; provided, any such change does not impact Prosperity more adversely than other similarly situated financial institutions.

XII. CONDITIONS TO RESPECTIVE OBLIGATIONS OF PROSPERITY AND THE COMPANY

The respective obligations of Prosperity and the Company under this Agreement are subject to the satisfaction of the following conditions which may be waived by Prosperity and the Company, respectively, in their sole discretion:

Section 12.1 Government Approvals. Prosperity shall (i) have received the approval, or waiver of approval, of the transactions contemplated by this Agreement from all necessary governmental agencies and authorities, including the Federal Reserve Board, the FDIC, the TDB, and any other regulatory agency whose approval (or waiver thereof) must be received in order to consummate the Merger and the transactions contemplated hereby, which approvals shall not impose any restrictions on the operations of Prosperity or the Continuing Corporation which are unacceptable to Prosperity and (ii) any statutory or regulatory waiting period necessary to effect the Merger and the transactions contemplated hereby shall have expired. Such approvals and the transactions contemplated hereby shall not have been contested by any federal or state governmental authority or any third party (except shareholders asserting dissenters’ rights) by formal proceeding. It is understood that, if any such contest is brought by formal proceeding, Prosperity or the Company may, but shall not be obligated to, answer and defend such contest or otherwise pursue the Merger and the transactions contemplated hereby over such objection.

Section 12.2 Shareholder Approval. The shareholders of the Company shall have approved this Agreement and the transactions contemplated hereby by the requisite vote.

Section 12.3 Tax Opinion. The Company shall have received an opinion of counsel to the Company, and Prosperity shall have received an opinion of counsel to Prosperity, in each case dated the Closing Date, to the effect that, based on the terms of this Agreement and on the basis of certain facts, representations and opinions set forth in such opinion, the Merger will qualify as a reorganization under Section 368(a) of the Code. In rendering such opinion, such counsel may require and rely upon and may incorporate by reference representations and covenants, including those contained in certificates of officers and/or directors of the Company, Prosperity and others.

Section 12.4 Registration of Prosperity Common Stock. The Registration Statement covering the shares of Prosperity Common Stock to be issued in the Merger shall have become effective under the Securities Act and no stop orders suspending such effectiveness shall be in effect, and no action, suit, proceeding or investigation by the SEC to suspend the effectiveness of the Registration Statement shall have been initiated or continuing, or have been threatened and be unresolved, and all necessary approvals under state’s securities laws relating to the issuance or trading of the Prosperity Common Stock to be issued in the Merger shall have been received.

Section 12.5 Listing of Prosperity Common Stock. The shares of Prosperity Common Stock to be delivered to the shareholders of the Company pursuant to this Agreement shall have been authorized for listing on NASDAQ.

XIII. MISCELLANEOUS

Section 13.1 Certain Definitions. Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

(a) “Affiliate” means any natural person, corporation, general partnership, limited partnership proprietorship, other business organization, trust, union, association or governmental authority that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the person specified.

(b) “Material Adverse Effect” with respect to any party means any effect that is material and adverse to (i) the financial position, business or results of operations or financial performance of such party and its Subsidiaries, taken as a whole, or (ii) the ability of such party to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement.

(c) “Subsidiary” or “Subsidiaries” shall mean, when used with reference to an entity, any corporation, association or other entity in which 50% or more of the outstanding voting securities are owned directly or indirectly by any such entity, or any partnership, joint venture, limited liability company or other enterprise in which any entity has, directly or indirectly, any equity interest; provided, however, that the term shall not include any such entity in which such voting securities or equity interest is owned or controlled in a fiduciary capacity, without sole voting power, or was acquired in securing or collecting a debt previously contracted in good faith.

Section 13.2 Nonsurvival of Representations and Warranties. The representations, warranties, covenants and agreements of Prosperity and the Company contained in this Agreement shall terminate at the Closing, other than the covenants that by their terms are to be performed after the Effective Time (including Sections 7.4, 9.2, 13.2, 13.4 and 13.6), which shall survive the Closing.

Section 13.3 Amendments. This Agreement may be amended only by a writing signed by Prosperity and the Company at any time prior to the Effective Time with respect to any of the terms contained herein; provided, however, that the Merger Consideration to be received by the shareholders of the Company pursuant to this Agreement shall not be decreased subsequent to the approval of the transactions contemplated by the Agreement without the further approval by such shareholders.

Section 13.4 Expenses. Whether or not the transactions provided for herein are consummated, each party to this Agreement will pay its respective expenses incurred in connection with the preparation and performance of its obligations under this Agreement. Similarly, each party agrees to indemnify the other party against any cost, expense or liability (including reasonable attorneys’ fees) in respect of any claim made by any party for a broker’s or finder’s fee in connection with this transaction other than one based on communications between the party and the claimant seeking indemnification.

Section 13.5 Notices. Except as explicitly provided herein, any notice given hereunder shall be in writing and shall be delivered in person or mailed by first class mail, postage prepaid or sent by facsimile, courier or personal delivery to the parties at the following addresses unless by such notice a different address shall have been designated:

If to Prosperity:

Prosperity Bancshares, Inc.
Prosperity Bank Plaza
4295 San Felipe
Houston, Texas 77027
Fax No.: (713) 693-9309

Attention:	Mr. David Zalman

With a copy to:

Bracewell & Giuliani LLP
711 Louisiana Street, Suite 2300
Houston, Texas 77002-2781
Fax No.: (713) 221-1212

Attention:	Ms. Charlotte M. Rasche

If to the Company:

1st Choice Bancorp, Inc.
2310 Yale Street
Houston, Texas 77008
Fax No.: (713) 861-8235

Attention:	Mr. Donald R. Harding

With a copy to:

Larry E. Temple
400 W. 15th Street, Suite 1510
Austin, Texas 78701
Fax No.: (512) 477-4478

Attention:	Mr. Larry E. Temple

All notices sent by mail as provided above shall be deemed delivered three (3) days after deposit in the mail. All notices sent by courier as provided above shall be deemed delivered one day after being sent and all notices sent by facsimile shall be deemed delivered upon confirmation of receipt. All other notices shall be deemed delivered when actually received. Any party to this Agreement may change its address for the giving of notice specified above by giving notice as herein provided. Notices permitted to be sent via e-mail shall be deemed delivered only if sent to such persons at such e-mail addresses as may be set forth in writing.

Section 13.6 Controlling Law. All questions concerning the validity, operation and interpretation of this Agreement and the performance of the obligations imposed upon the parties hereunder shall be governed by the laws of the State of Texas, without taking into account provisions regarding choice of law.

Section 13.7 Headings. The headings and titles to the sections of this Agreement are inserted for convenience only and shall not be deemed a part hereof or affect the construction or interpretation of any provision hereof.

Section 13.8 Extension; Waiver . At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 13.9 Severability. Any provision hereof prohibited by or unlawful or unenforceable under any applicable law or any jurisdiction shall as to such jurisdiction be ineffective, without affecting any other provision of this Agreement, or shall be deemed to be severed or modified to conform with such law, and the remaining provisions of this Agreement shall remain in force; provided that the purpose of the Agreement can be effected. To the fullest extent, however, that the provisions of such applicable law may be waived, they are hereby waived, to the end that this Agreement be deemed to be a valid and binding agreement enforceable in accordance with its terms.

Section 13.10 Entire Agreement. All understandings and agreements heretofore made between the parties hereto are merged in this Agreement, including the exhibits and schedules delivered pursuant hereto, which (together with any agreements executed by the parties hereto contemporaneously with or, if contemplated hereby, subsequent to the execution of this Agreement) shall be the sole expression of the agreement of the parties respecting the Merger, other than the Confidentiality Agreement, which shall survive the execution and delivery of this Agreement. Each party to this Agreement acknowledges that, in executing and delivering this Agreement, it has relied only on the written representations, warranties and promises of the other parties hereto that are contained herein or in the other agreements executed by the parties contemporaneously with or, if contemplated hereby, subsequent to the execution of this Agreement, and has not relied on the oral statements of any other party or its representatives.

Section 13.11 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall be deemed to constitute one and the same instrument.

Section 13.12 Assignment; Binding on Successors. Except as otherwise provided herein, this Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective heirs, executors, trustees, administrators, guardians, successors and permitted assigns, but shall not be assigned by any party without the prior written consent of the other parties.

Section 13.13 Gender; Plurals. Any pronoun used herein shall refer to any gender, whether masculine, feminine or neuter, as the context requires. Defined terms may be used in either the singular or plural form as indicated by the applicable syntax, but the meaning of which shall not be affected thereby.

Section 13.14 No Third Party Beneficiaries. Nothing contained in this Agreement, express or implied, is intended to confer upon any persons, other than the parties hereto or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

Section 13.15 Disclosures. Any disclosure made in any document delivered pursuant to this Agreement or referred to or described in writing in any section of this Agreement or any schedule attached hereto shall be deemed to be disclosure for purposes of any section herein or schedule hereto; provided that the relevance of such disclosure is cross-referenced to such other representations or warranties and is reasonably apparent from the terms of such disclosure.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

PROSPERITY BANCSHARES, INC.

By:	/s/ DAVID ZALMAN
David Zalman
Chairman of the Board and Chief Executive Officer

ATTEST:

By:	/s/ DAN ROLLINS
Name:	Dan Rollins
Title:	President

1ST CHOICE BANCORP, INC.

By:	/s/ DONALD R. HARDING
Donald R. Harding
Chairman of the Board

ATTEST:

By:	/s/ MARILYN WORD
Name:	Marilyn Word
Title:	Senior Vice President

EXHIBIT A

VOTING AGREEMENT

AND IRREVOCABLE PROXY

This Voting Agreement and Irrevocable Proxy (the “Voting Agreement”), dated as of February 7, 2008, is executed by and among Prosperity Bancshares, Inc., a Texas corporation (“Prosperity”), 1st Choice Bancorp, Inc., a Texas corporation (the “Company”), and the other persons who are signatories hereto (referred to herein individually as a “Shareholder” and collectively as the “Shareholders”).

WHEREAS, concurrently herewith, Prosperity and the Company are entering into that certain Agreement and Plan of Reorganization (as such agreement may be amended or supplemented from time to time, the “Agreement”), pursuant to which the Company will merge with and into Prosperity, with Prosperity as the surviving entity (the “Merger”); and

WHEREAS, the Agreement provides that all of the issued and outstanding shares of common stock, $0.01 par value per share, of the Company (“Company Common Stock”) (other than any Dissenting Shares, as defined in the Agreement) will be exchanged for such consideration as set forth in the Agreement; and

WHEREAS, as a condition and inducement to Prosperity’s willingness to enter into the Agreement, each of the directors of the Company and 1st Choice Bank, a Texas banking association and wholly-owned subsidiary of the Company (the “Bank”), and shareholders who own 10% or more of Company Common Stock have agreed to vote his or her shares of Company Common Stock in favor of approval of the Agreement and the transactions contemplated thereby; and

WHEREAS, the Company and Prosperity are relying on the irrevocable proxies in incurring expenses in reviewing the Company’s business, in preparing a proxy statement, in proceeding with the filing of applications for regulatory approvals, and in undertaking other actions necessary for the consummation of the Merger;

NOW, THEREFORE, in consideration of the substantial expenses that Prosperity will incur in connection with the transactions contemplated by the Agreement and to induce Prosperity to execute the Agreement and to proceed to incur such expenses, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby, severally and not jointly, agree as follows:

1. Each of the Shareholders hereby severally represents and warrants to Prosperity and the Company that such Shareholder is the registered owner or beneficial owner of or has full voting power with respect to the number of the shares of Company Common Stock set forth beside its name on Appendix A of this Voting Agreement (the “Shares”). While this letter agreement is in effect, each Shareholder shall not, directly or indirectly, (a) sell or otherwise dispose of or encumber prior to the record date of the Company’s special meeting of shareholders referred to in Section 1.6 of the Agreement (the “Meeting”) any or all of his or her Shares or (b) deposit any shares of Company Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to any shares of Company Common Stock or grant any proxy with respect thereto, other than to other members of the Board of Directors of the Company for the purpose of voting to approve the Agreement and the transactions contemplated thereby.

2. Each Shareholder hereby agrees during the term of this Voting Agreement to vote the Shares, and any additional shares of Company Common Stock acquired by such Shareholder after the date hereof, (a) in favor of the approval and adoption of the Agreement and the transactions contemplated thereby at the Meeting and (b) against approval of any proposal made in opposition to or competition with such proposals (an “Opposing Proposal”) presented at the Meeting or any other meeting of shareholders held prior or subsequent to the Meeting; provided, however, that this Section 2 shall be inapplicable if there has been a modification or amendment to the Agreement which reduces the Merger Consideration (as defined in the Agreement), other than any adjustment to the Merger Consideration provided for in the Agreement.

3. Each Shareholder shall not invite or seek any Opposing Proposal, support (or suggest that anyone else should support) any Opposing Proposal that may be made, or ask the Company’s Board to consider, support or seek any Opposing Proposal, or otherwise take any action designed to make any Opposing Proposal more likely. None of the Shareholders shall meet or otherwise communicate with any person that makes or is considering making an Opposing Proposal or any representative of such person after becoming aware that the person has made or is considering making an Opposing Proposal. Each Shareholder shall promptly advise the Company of each contact the Shareholder or any of the Shareholder’s representatives may receive from any person relating to any Opposing Proposal or otherwise indicating that any person may wish to precipitate or engage in any transaction arising out of any Opposing Proposal and will provide the Company with all information Prosperity requests that is available to the Shareholder regarding any Opposing Proposal or possible Opposing Proposal. Each Shareholder will not make any claim or join in any litigation alleging that the Company’s Board is required to consider, endorse or support any Opposing Proposal or to invite or seek any Opposing Proposal. Each Shareholder shall not take any other action that is reasonably likely to make consummation of the Merger less likely or to impair Prosperity’s ability to exercise any of the rights granted by the Agreement. Notwithstanding the foregoing, if the Board of Directors of the Company determines, on the written advice of counsel, that the failure to take any of the actions prohibited by this Section 3 or the taking of any of the actions required by this Section 3 would constitute a breach of the fiduciary obligations of the Company’s Board of Directors to its shareholders, then the provisions of this Section 3 shall not apply to such actions or inactions, as applicable.

4. In order to better effect the provisions of Section 2 hereof, each Shareholder individually and the Shareholders collectively hereby revoke any previously executed proxies and hereby constitute and appoint James D. Rollins III and Peter Fisher (individually, a “Proxy Holder”), and each of them, with or without the other, with full power of substitution, his, her and their true and lawful proxy and attorney-in-fact to vote at the Meeting all of the Shares in favor of the approval and adoption of the Agreement and the transactions contemplated thereby with such modifications to the Agreement and the transactions contemplated thereby as the parties thereto may make; provided, however, that this Section 4 shall be inapplicable if there has been a modification or amendment to the Agreement which reduces the Merger Consideration, other than any adjustment to the Merger Consideration provided for in the Agreement.

5. This proxy shall be limited strictly and solely to the power to vote the Shares in the manner and for the purpose set forth in Section 2 hereof and shall not extend to any other matters.

6. Each Shareholder acknowledges that Prosperity and the Company are relying on this Voting Agreement in incurring expenses in reviewing the Company’s business, in preparing a proxy statement, in proceeding with the filing of applications for regulatory approvals, and in undertaking other actions necessary for the consummation of the Merger and that the proxy granted hereby is coupled with an interest and is irrevocable to the full extent permitted by applicable law, including Article 2.29C of the Texas Business Corporation Act. Each Shareholder and the Company acknowledge that the performance of this Voting Agreement is intended to benefit Prosperity.

7. The irrevocable proxy granted pursuant hereto shall continue in effect until the earlier to occur of (i) the favorable vote of the Company’s shareholders with respect to approval of the Agreement and the transactions contemplated thereby, (ii) the termination of the Agreement in accordance with its terms or (iii) the consummation of the Merger.

8. Subject to the limitations set forth herein, the vote of the Proxy Holder shall control in any conflict between its vote of the Shares and a vote by the Shareholders of the Shares, and the Company agrees to recognize the vote of the Proxy Holder instead of the vote of the Shareholders in the event the Shareholders do not vote in favor of the authorization and approval of the Agreement as set forth in Section 2 hereof.

9. Nothing in this Voting Agreement shall be deemed to restrict any of the Shareholders from taking any action in the capacity of a director of the Company that such Shareholder shall believe is necessary to fulfill the Shareholder’s duties as a director (if applicable). Each Shareholder however confirms that such Shareholder will be able to make the representations set forth in Section 1 and to take all of the actions required by Sections 2 through 4 of this Voting Agreement without any conflict with such Shareholder’s obligations as a director (if applicable) and that accordingly nothing in the preceding sentence shall be deemed to limit or impair such Shareholder’s agreements in Sections 1 through 4.

10. This Voting Agreement may not be modified, amended, altered or supplemented with respect to a particular Shareholder except upon the execution and delivery of a written agreement executed by the Company, Prosperity and each of the Shareholders.

11. This Voting Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

12. This Voting Agreement, together with the Agreement and the agreements contemplated thereby, embody the entire agreement and understanding of the parties hereto in respect to the subject matter contained herein. This Voting Agreement supersedes all prior agreements and understandings among the parties with respect to such subject matter contained herein.

13. All notices, requests, demands and other communications required or permitted hereby shall be in writing and shall be deemed to have been duly given if delivered by hand or mail, certified or registered mail (return receipt requested) with postage prepaid to the addresses of the parties hereto set forth below their signature on the signature pages hereof or to such other address as any party may have furnished to the others in writing in accordance herewith.

14. This Voting Agreement and the relations among the parties hereto arising from this Voting Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without giving effect to any principles of conflicts of law.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date above written.

PROSPERITY:

PROSPERITY BANCSHARES, INC.

By:
Name: Title:	David Zalman Chairman of the Board and Chief Executive Officer

Address:

Prosperity Bank Plaza 4295 San Felipe Houston, Texas 77027 Attention: David Zalman

COMPANY:

1ST CHOICE BANCORP, INC.

By:
Name: Title:	Donald R. Harding Chairman of the Board, President and Chief Executive Officer

Address:

2310 Yale Street Houston, Texas 77008 Attention: Donald R. Harding

[Company Signature Page to Voting Agreement]

SHAREHOLDERS:

Brett E. Gilbreath

Ricardo Guerra

Donald R. Harding

James L. Jay

Richard L. Kinsel, Jr.

Matt McAfee

Raymond K. Mohn

Gerry E. Monzingo

Donald L. Robertson

J. Wayne Robinson

A. Gregory Walla

[Shareholder Signature Page to Voting Agreement]

APPENDIX A

TO

VOTING AGREEMENT

Directors of the Company and the Bank, and Holders of 10% or More of Company Common Stock

Name	Number of Shares of Company Common Stock

Brett E. Gilbreath

Ricardo Guerra

Donald R. Harding

James L. Jay

Richard L. Kinsel, Jr.

Matt McAfee

Raymond K. Mohn

Gerry E. Monzingo

Donald L. Robertson

J. Wayne Robinson

A. Gregory Walla

Appendix B

April 9, 2008

Board of Directors

1st Choice Bancorp, Inc.

2310 Yale Street

Houston, TX 77008

Dear Members of the Board:

We understand that 1st Choice Bancorp, Inc., a Texas corporation (the “Company”), and Prosperity Bancshares, Inc., a Texas corporation (“Prosperity”), entered into an Agreement and Plan of Reorganization, dated February 7, 2008 (the “Agreement”), pursuant to which the Company will be merged with an into Prosperity, with Prosperity as the surviving entity (the “Merger”). Pursuant to the Agreement, subject to the terms and conditions contained therein, all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) shall, by virtue of the Merger and without any action on the part of the holders thereof, be cancelled and converted into and represent the right to receive, in the aggregate, (i) a number of shares of common stock, par value $1.00 per share, of Prosperity (the “Prosperity Common Stock”) equal to 1,757,813 (the “Stock Consideration”) and (ii) an amount of cash equal to $18,750,000, unless otherwise adjusted as provided in Section 2.3 of the Agreement (as adjusted, the “Cash Consideration,” and together with the Stock Consideration, the “Purchase Price”). Generally, Section 2.3 of the Agreement provides that, if the Company’s Equity Capital on the Closing Date (as such terms are defined in the Agreement) is less than $26,000,000, the Cash Consideration will be reduced by an amount equal to the difference between the Company’s Equity Capital on the Closing Date and $26,000,000. In connection the Merger and the Agreement, you have requested our opinion as to the fairness from a financial point of view of the Purchase Price to the shareholders of the Company. This letter serves as an update to our letter, dated February 6, 2008, which is incorporated by reference herein and made a part hereof.

Hovde Financial, Inc. (“Hovde”), as part of its investment banking business, regularly performs valuations of businesses and their securities in connection with mergers and acquisitions and other corporate transactions. In addition to being retained to render this opinion letter, we were retained by the Company to act as its financial advisor in connection with the Merger.

We will receive or have received compensation from the Company in connection with our services, which may include, without limitation, an initial fee for providing general financial advisory services, a fairness opinion fee that is contingent upon the issuance of this opinion letter and a completion fee that is contingent upon the consummation of the Merger. Further, the Company has agreed to indemnify us for certain liabilities that may arise out of our engagement. Except for the foregoing, during the past two years there have not been, and there are no mutual understandings contemplating in the future, any material relationships between Hovde and any party to the Merger.

2107 W. 10th Street	1824 Jefferson Pl., NW	1629 Colonial Pkwy.	222 N. Sepulveda Blvd,#1306	3908 S. Ocean Blvd, #M122
Austin, TX 78703	Washington, DC 20036	Inverness, IL 60067	El Segundo, CA 90245	Highland Beach, FL 33487
Phone 512.478.7575	Phone 202.775.8109	Phone 847.991.6622	Phone 310.258.8064	Phone 561.279.7199
Fax 512.628.3226	Fax 202.293.5287	Fax 847.991.5928	Fax 310.258.8063	Fax 561.278.5856

www.hovde.com

Board of Directors

April 9, 2008

During the course of our engagement and for the purposes of the opinion set forth herein, we have:

(i)	reviewed the Agreement;

(ii)	reviewed certain historical publicly available business and financial information concerning the Company and Prosperity;

(iii)	reviewed certain internal financial statements and other financial and operating data concerning the Company;

(iv)	analyzed certain financial projections prepared by the Company’s management;

(v)	reviewed historical market prices and trading volumes of Prosperity Common Stock;

(vi)	reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks and bank holding companies we considered relevant;

(vii)	evaluated the pro forma ownership of Prosperity Common Stock by the holders of the Company Common Stock to the pro forma contribution of the Company’s assets, liabilities, equity and earnings to the pro forma company surviving the Merger;

(viii)	analyzed the pro forma impact of the Merger on the combined company’s earnings per share, consolidated capitalization and financial ratios; and

(ix)	performed such other analyses and considered such other factors as we deemed appropriate.

We have assumed, without independent verification, the representations and financial and other information provided to us by the parties to the Agreement, which has formed a substantial basis for this opinion, are true and complete. In that regard, we have assumed that the financial forecasts, including, without limitation, the projections regarding under-performing and non-performing assets and net charge-offs, have been reasonably prepared by the Company on a basis reflecting the best currently available information and the Company’s judgments and estimates. Further, we have assumed that such forecasts would be realized in the amounts and at the times contemplated thereby.

We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto. We have assumed that such allowances for the Company and its affiliates are in the aggregate adequate to cover such losses. We were not retained to, and did not conduct, a physical inspection of any of the properties or facilities of the Company or its affiliates. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its affiliates, and we were not furnished with any such evaluations or appraisals.

We have assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement. We have assumed that the Merger is, and will be, in compliance with all laws and regulations that are applicable to parties to the Agreement. The Company has advised us that there are no factors that would impede any necessary regulatory or governmental approval of the Merger. Further, we have assumed that, in the course of obtaining the necessary regulatory and governmental approvals, no restrictions will be imposed on the parties to the Agreement that would have a material adverse effect on the contemplated benefits of the Merger. We have also assumed that there would be no change in applicable law or regulation that would cause a material adverse change in the prospects or operations of the combined company after the Merger.

Our opinion is based solely upon the information available to us and the economic, market and other circumstances as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not

Board of Directors

April 9, 2008

undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof, except as otherwise agreed upon in our engagement letter.

Our opinion does not constitute a recommendation to the Company as to whether or not the Company should enter into the Agreement or to any shareholder of the Company as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Agreement. Further, our opinion neither addresses the underlying business decision to proceed with the Merger nor the fairness of the amount or nature of the compensation to be received by any of the Company’s officers, directors or employees, or class of such persons, relative to the Purchase Price to be paid with respect to the Merger.

This letter is directed solely to the board of directors of the Company and is not to be used for any other purpose or quoted or referred to, in whole or in part, in any registration statement, prospectus, proxy statement or any other document, without our prior written consent.

Based upon and subject to the foregoing, we are of the opinion, as of the date hereof, that the Purchase Price to be paid in connection with the Merger is fair to the shareholders of the Company from a financial point of view.

Sincerely,

HOVDE FINANCIAL, INC.

Appendix C

PROVISIONS OF THE TEXAS BUSINESS CORPORATION ACT RELATING TO DISSENTERS’ RIGHTS

Art. 5.11. Rights of Dissenting Shareholders in the Event of Certain Corporate Actions

A. Any shareholder of a domestic corporation shall have the right to dissent from any of the following corporate actions:

(1) Any plan of merger to which the corporation is a party if shareholder approval is required by Article 5.03 or 5.16 of this Act and the shareholder holds shares of a class or series that was entitled to vote thereon as a class or otherwise;

(2) Any sale, lease, exchange or other disposition (not including any pledge, mortgage, deed of trust or trust indenture unless otherwise provided in the articles of incorporation) of all, or substantially all, the property and assets, with or without good will, of a corporation if special authorization of the shareholders is required by this Act and the shareholders hold shares of a class or series that was entitled to vote thereon as a class or otherwise;

(3) Any plan of exchange pursuant to Article 5.02 of this Act in which the shares of the corporation of the class or series held by the shareholder are to be acquired.

B. Notwithstanding the provisions of Section A of this Article, a shareholder shall not have the right to dissent from any plan of merger in which there is a single surviving or new domestic or foreign corporation, or from any plan of exchange, if:

(1) the shares, or depository receipts in respect of the shares, held by the shareholder are part of a class or series, shares, or depository receipts in respect of the shares, of which are on the record date fixed to determine the shareholders entitled to vote on the plan of merger or plan of exchange:

(a)	listed on a national securities exchange;

(b)	listed on the Nasdaq Stock Market (or successor quotation system) or designated as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or successor entity; or

(c)	held of record by not less than 2,000 holders;

(2) the shareholder is not required by the terms of the plan of merger or plan of exchange to accept for the shareholder’s shares any consideration that is different than the consideration (other than cash in lieu of fractional shares that the shareholder would otherwise be entitled to receive) to be provided to any other holder of shares of the same class or series of shares held by such shareholder; and

(3) the shareholder is not required by the terms of the plan of merger or the plan of exchange to accept for the shareholder’s shares any consideration other than:

(a)	shares, or depository receipts in respect of the shares, of a domestic or foreign corporation that, immediately after the effective time of the merger or exchange, will be part of a class or series, shares, or depository receipts in respect of the shares, of which are:

(i)	listed, or authorized for listing upon official notice of issuance, on a national securities exchange;

(ii)	approved for quotation as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or successor entity; or

(iii)	held of record by not less than 2,000 holders;

(b)	cash in lieu of fractional shares otherwise entitled to be received; or

(c)	any combination of the securities and cash described in Subdivisions (a) and (b) of this subsection.

Art. 5.12. Procedure for Dissent by Shareholders as to Said Corporate Actions

A. Any shareholder of any domestic corporation who has the right to dissent from any of the corporate actions referred to in Article 5.11 of this Act may exercise that right to dissent only by complying with the following procedures:

(1) (a)	With respect to proposed corporate action that is submitted to a vote of shareholders at a meeting, the shareholder shall file with the corporation, prior to the meeting, a written objection to the action, setting out that the shareholder’s right to dissent will be exercised if the action is effective and giving the shareholder’s address, to which notice thereof shall be delivered or mailed in that event. If the action is effected and the shareholder shall not have voted in favor of the action, the corporation, in the case of action other than a merger, or the surviving or new corporation (foreign or domestic) or other entity that is liable to discharge the shareholder’s right of dissent, in the case of a merger, shall, within ten (10) days after the action is effected, deliver or mail to the shareholder written notice that the action has been effected, and the shareholder may, within ten (10) days from the delivery or mailing of the notice, make written demand on the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, for payment of the fair value of the shareholder’s shares. The fair value of the shares shall be the value thereof as of the day immediately preceding the meeting, excluding any appreciation or depreciation in anticipation of the proposed action. In computing the fair value of the shares under this article, consideration must be given to the value of the corporation as a going concern without including in the computation of value any control premium, any minority discount, or any discount for lack of marketability. If the corporation has different classes or series of shares, the relative rights and preferences of and limitations placed on the class or series of shares, other than relative voting rights, held by the dissenting shareholder must be taken into account in the computation of value. The demand shall state the number and class of the shares owned by the shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the ten (10) day period shall be bound by the action.

(b)	With respect to proposed corporate action that is approved pursuant to Section A of Article 9.10 of this Act, the corporation, in the case of action other than a merger, and the surviving or new corporation (foreign or domestic) or other entity that is liable to discharge the shareholder’s right of dissent, in the case of a merger, shall, within ten (10) days after the date the action is effected, mail to each shareholder of record as of the effective date of the action notice of the fact and date of the action and that the shareholder may exercise the shareholder’s right to dissent from the action. The notice shall be accompanied by a copy of this Article and any articles or documents filed by the corporation with the Secretary of State to effect the action. If the shareholder shall not have consented to the taking of the action, the shareholder may, within twenty (20) days after the mailing of the notice, make written demand on the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, for payment of the fair value of the shareholder’s shares. The fair value of the shares shall be the value thereof as of the date the written consent authorizing the action was delivered to the corporation pursuant to Section A of Article 9.10 of this Act, excluding any appreciation or depreciation in anticipation of the action. The demand shall state the number and class of shares owned by the dissenting shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the twenty (20) day period shall be bound by the action.

(2) Within twenty (20) days after receipt by the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of a demand for payment made by a dissenting shareholder in accordance with Subsection (1) of this Section, the corporation (foreign or domestic) or other entity shall deliver or mail to the shareholder a written notice that shall either set out that the corporation (foreign or domestic) or other entity accepts the amount claimed in the demand and agrees to pay that amount within ninety (90) days after the date on which the action was effected, and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed, or shall contain an estimate by the corporation (foreign or domestic) or other entity of the fair value of the shares, together with an offer to pay the amount of that estimate within ninety (90) days after the date on which the action was effected, upon receipt of notice within sixty (60) days after that date from the shareholder that the shareholder agrees to accept that amount and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed.

(3) If, within sixty (60) days after the date on which the corporate action was effected, the value of the shares is agreed upon between the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, payment for the shares shall be made within ninety (90) days after the date on which the action was effected and, in the case of shares represented by certificates, upon surrender of the certificates duly endorsed. Upon payment of the agreed value, the shareholder shall cease to have any interest in the shares or in the corporation.

B. If, within the period of sixty (60) days after the date on which the corporate action was effected, the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, do not so agree, then the shareholder or the corporation (foreign or domestic) or other entity may, within sixty (60) days after the expiration of the sixty (60) day period, file a petition in any court of competent jurisdiction in the county in which the principal office of the domestic corporation is located, asking for a finding and determination of the fair value of the shareholder’s shares. Upon the filing of any such petition by the shareholder, service of a copy thereof shall be made upon the corporation (foreign or domestic) or other entity, which shall, within ten (10) days after service, file in the office of the clerk of the court in which the petition was filed a list containing the names and addresses of all shareholders of the domestic corporation who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the corporation (foreign or domestic) or other entity. If the petition shall be filed by the corporation (foreign or domestic) or other entity, the petition shall be accompanied by such a list. The clerk of the court shall give notice of the time and place fixed for the hearing of the petition by registered mail to the corporation (foreign or domestic) or other entity and to the shareholders named on the list at the addresses therein stated. The forms of the notices by mail shall be approved by the court. All shareholders thus notified and the corporation (foreign or domestic) or other entity shall thereafter be bound by the final judgment of the court.

C. After the hearing of the petition, the court shall determine the shareholders who have complied with the provisions of this Article and have become entitled to the valuation of and payment for their shares, and shall appoint one or more qualified appraisers to determine that value. The appraisers shall have power to examine any of the books and records of the corporation the shares of which they are charged with the duty of valuing, and they shall make a determination of the fair value of the shares upon such investigation as to them may seem proper. The appraisers shall also afford a reasonable opportunity to the parties interested to submit to them pertinent evidence as to the value of the shares. The appraisers shall also have such power and authority as may be conferred on Masters in Chancery by the Rules of Civil Procedure or by the order of their appointment.

D. The appraisers shall determine the fair value of the shares of the shareholders adjudged by the court to be entitled to payment for their shares and shall file their report of that value in the office of the clerk of the court. Notice of the filing of the report shall be given by the clerk to the parties in interest. The report shall be subject to exceptions to be heard before the court both upon the law and the facts. The court shall by its judgment determine the fair value of the shares of the shareholders entitled to payment for their shares and shall direct the payment of that value by the existing, surviving, or new corporation (foreign or domestic) or other entity, together with interest thereon, beginning 91 days after the date on which the applicable corporate action from which the shareholder elected to dissent was effected to the date of such judgment, to the shareholders entitled to payment. The judgment shall be payable to the holders of uncertificated shares immediately but to the holders of shares represented by certificates only upon, and simultaneously with, the surrender to the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of duly endorsed certificates for those shares. Upon payment of the judgment, the dissenting shareholders shall cease to have any interest in those shares or in the corporation. The court shall allow the appraisers a reasonable fee as court costs, and all court costs shall be allotted between the parties in the manner that the court determines to be fair and equitable.

E. Shares acquired by the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, pursuant to the payment of the agreed value of the shares or pursuant to payment of the judgment entered for the value of the shares, as in this Article provided, shall, in the case of a merger, be treated as provided in the plan of merger and, in all other cases, may be held and disposed of by the corporation as in the case of other treasury shares.

F. The provisions of this Article shall not apply to a merger if, on the date of the filing of the articles of merger, the surviving corporation is the owner of all the outstanding shares of the other corporations, domestic or foreign, that are parties to the merger.

G. In the absence of fraud in the transaction, the remedy provided by this Article to a shareholder objecting to any corporate action referred to in Article 5.11 of this Act is the exclusive remedy for the recovery of the value of his shares or money damages to the shareholder with respect to the action. If the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, complies with the requirements of this Article, any shareholder who fails to comply with the requirements of this Article shall not be entitled to bring suit for the recovery of the value of his shares or money damages to the shareholder with respect to the action.

Art. 5.13. Provisions Affecting Remedies of Dissenting Shareholders

A. Any shareholder who has demanded payment for his shares in accordance with either Article 5.12 or 5.16 of this Act shall not thereafter be entitled to vote or exercise any other rights of a shareholder except the right to receive payment for his shares pursuant to the provisions of those articles and the right to maintain an appropriate action to obtain relief on the ground that the corporate action would be or was fraudulent, and the respective shares for which payment has been demanded shall not thereafter be considered outstanding for the purposes of any subsequent vote of shareholders.

B. Upon receiving a demand for payment from any dissenting shareholder, the corporation shall make an appropriate notation thereof in its shareholder records. Within twenty (20) days after demanding payment for his shares in accordance with either Article 5.12 or 5.16 of this Act, each holder of certificates representing shares so demanding payment shall submit such certificates to the corporation for notation thereon that such demand has been made. The failure of holders of certificated shares to do so shall, at the option of the corporation, terminate such shareholder’s rights under Articles 5.12 and 5.16 of this Act unless a court of competent jurisdiction for good and sufficient cause shown shall otherwise direct. If uncertificated shares for which payment has been demanded or shares represented by a certificate on which notation has been so made shall be transferred, any new certificate issued therefor shall bear similar notation together with the name of the original dissenting holder of such shares and a transferee of such shares shall acquire by such transfer no rights in the corporation other than those which the original dissenting shareholder had after making demand for payment of the fair value thereof.

C. Any shareholder who has demanded payment for his shares in accordance with either Article 5.12 or 5.16 of this Act may withdraw such demand at any time before payment for his shares or before any petition has been filed pursuant to Article 5.12 or 5.16 of this Act asking for a finding and determination of the fair value of such shares, but no such demand may be withdrawn after such payment has been made or, unless the corporation shall consent thereto, after any such petition has been filed. If, however, such demand shall be withdrawn as hereinbefore provided, or if pursuant to Section B of this Article the corporation shall terminate the shareholder’s rights under Article 5.12 or 5.16 of this Act, as the case may be, or if no petition asking for a finding and determination of fair value of such shares by a court shall have been filed within the time provided in Article 5.12 or 5.16 of this Act, as the case may be, or if after the hearing of a petition filed pursuant to Article 5.12 or 5.16, the court shall determine that such shareholder is not entitled to the relief provided by those articles, then, in any such case, such shareholder and all persons claiming under him shall be conclusively presumed to have approved and ratified the corporate action from which he dissented and shall be bound thereby, the right of such shareholder to be paid the fair value of his shares shall cease, and his status as a shareholder shall be restored without prejudice to any corporate proceedings which may have been taken during the interim, and such shareholder shall be entitled to receive any dividends or other distributions made to shareholders in the interim.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers of Prosperity

The Amended and Restated Articles of Incorporation and Amended and Restated Bylaws of Prosperity Bancshares, Inc. (the “Registrant”) require the Registrant to indemnify officers and directors of the Registrant to the fullest extent permitted by Article 2.02-1 of the Business Corporation Act of the State of Texas (the “TBCA”). Generally, Article 2.02-1 of the TBCA permits a corporation to indemnify a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding because the person was or is a director or officer if it is determined that such person (i) conducted himself in good faith; (ii) reasonably believed (a) in the case of conduct in his official capacity as a director or officer of the corporation, that his conduct was in the corporation’s best interests; and/or (b) in other cases, that his conduct was at least not opposed to the corporation’s best interests; and (iii) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. In addition, the TBCA requires a corporation to indemnify a director or officer for any action that such director or officer is wholly successfully in defending on the merits.

The Registrant’s Amended and Restated Articles of Incorporation provide that a director of the Registrant will not be liable to the corporation for monetary damages for an act or omission in the director’s capacity as a director, except to the extent not permitted by law. Texas law does not permit exculpation of liability in the case of (i) a breach of the director’s duty of loyalty to the corporation or its shareholders; (ii) an act or omission not in good faith that constitutes a breach of duty of the director to the corporation or that involves intentional misconduct or a knowing violation of the law; (iii) a transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s office; or (iv) an act or omission for which the liability of the director is expressly provided by statute.

The Registrant’s Amended and Restated Articles of Incorporation permit the Registrant to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Registrant or who is or was serving at the request of the Registrant as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another business, foreign, domestic or non-profit corporation, partnership, joint venture, sole proprietorship, trust or other enterprise or employee benefit plan, against any liability asserted against such person and incurred by such person in such a capacity or arising out of such person’s status as such a person, whether or not the Registrant would have the power to indemnify such person against that liability.

The Amended and Restated Articles of Incorporation and Amended and Restated Bylaws of the Registrant were previously filed with the Securities and Exchange Commission and are incorporated by reference into the registration statement.

Item 21.	Exhibits and Financial Statement Schedules.

(a) List of Exhibits

Exhibit(1)	Description

2.1	Agreement and Plan of Reorganization, dated as of February 7, 2008, by and between the Registrant and 1st Choice Bancorp, Inc. (included as Appendix A to the proxy statement/prospectus, which forms a part of this Registration Statement on Form S-4)

3.1	Amended and Restated Articles of Incorporation of the Registrant (incorporated herein by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-63267) (the “Registration Statement”))

Exhibit(1)	Description
3.2	Articles of Amendment to Amended and Restated Articles of Incorporation of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006)

3.3	Amended and Restated Bylaws of the Registrant (incorporated herein by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on October 19, 2007)

4.1	Form of certificate representing shares of the Registrant’s common stock (incorporated herein by reference to Exhibit 4 to the Registration Statement)

5.1	Opinion of Bracewell & Giuliani LLP regarding the legality of the securities being registered

8.1	Opinion of Bracewell & Giuliani LLP as to certain tax matters

8.2	Opinion of Larry E. Temple as to certain tax matters

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm of the Registrant

23.2	Consent of Bracewell & Giuliani LLP, included as part of its opinion filed as Exhibit 5.1 and incorporated herein by reference

23.3	Consent of Bracewell & Giuliani LLP, included as part of its opinion filed as Exhibit 8.1 and incorporated herein by reference

23.4	Consent of Larry E. Temple, included as part of the opinion filed as Exhibit 8.2 and incorporated herein by reference

24.1	Power of Attorney of Directors and Officers of the Registrant, included on the signature page of this Form S-4 and incorporated herein by reference

99.1	Consent of Hovde Financial, Inc.

99.2	Form of Proxy for Special Meeting of Shareholders of 1st Choice Bancorp, Inc.

(1)	The Registrant has other long-term debt agreements that meet the exclusion set forth in Section 601(b)(4)(iii)(A) of Regulation S-K. The Registrant hereby agrees to furnish a copy of such agreements to the Commission upon request.

(b) Financial Statement Schedules

None. All other schedules for which provision is made in Regulation S-X of the Securities and Exchange Commission are not required under the related restrictions or are inapplicable, and, therefore, have been omitted.

(c) Opinions of Financial Advisor

Furnished as Appendix B to the proxy statement/prospectus, which forms a part of this Registration Statement on Form S-4.

Item 22.	Undertakings.

The undersigned registrant hereby undertakes:

(a)

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g)

(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston and State of Texas on April 9, 2008.

PROSPERITY BANCSHARES, INC. (Registrant)

By:	/S/ DAVID ZALMAN
David Zalman Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David Zalman and James D. Rollins III and each of them to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign and file any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every other act on behalf of the undersigned required to be done in connection therewith.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ DAVID ZALMAN David Zalman	Chairman of the Board and Chief Executive Officer (principal executive officer)	April 9, 2008

/S/ DAVID HOLLAWAY David Hollaway, CPA	Chief Financial Officer (principal financial officer and principal accounting officer)	April 9, 2008

/S/ JAMES A. BOULIGNY James A. Bouligny	Director	April 9, 2008

/S/ WILLIAM H. FAGAN, M.D. William H. Fagan, M.D.	Director	April 9, 2008

/S/ LEAH HENDERSON Leah Henderson	Director	April 9, 2008

/S/ NED S. HOLMES Ned S. Holmes	Director	April 9, 2008

Signature	Title	Date

/S/ D. MICHAEL HUNTER D. Michael Hunter	Director	April 9, 2008

/S/ S. REED MORIAN S. Reed Morian	Director	April 9, 2008

/S/ PERRY MUELLER, JR., D.D.S. Perry Mueller, Jr., D.D.S.	Director	April 9, 2008

/S/ JAMES D. ROLLINS III James D. Rollins III	Director	April 9, 2008

/S/ TRACY T. RUDOLPH Tracy T. Rudolph	Director	April 9, 2008

/S/ HARRISON STAFFORD II Harrison Stafford II	Director	April 9, 2008

/S/ ROBERT H. STEELHAMMER Robert H. Steelhammer	Director	April 9, 2008

/S/ H. E. TIMANUS, JR. H. E. Timanus, Jr.	Director	April 9, 2008

EXHIBIT LIST

Exhibit(1)	Description
2.1	Agreement and Plan of Reorganization, dated as of February 7, 2008 by and between the Registrant and 1st Choice Bancorp, Inc. (included as Appendix A to the proxy statement/prospectus, which forms a part of this Registration Statement on Form S-4)

3.1	Amended and Restated Articles of Incorporation of the Registrant (incorporated herein by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-63267) (the “Registration Statement”))

3.2	Articles of Amendment to Amended and Restated Articles of Incorporation of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006)

3.3	Amended and Restated Bylaws of the Registrant (incorporated herein by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on October 19, 2007)

4.1	Form of certificate representing shares of the Registrant’s common stock (incorporated herein by reference to Exhibit 4 to the Registration Statement)

5.1	Opinion of Bracewell & Giuliani LLP regarding the legality of the securities being registered

8.1	Opinion of Bracewell & Giuliani LLP as to certain tax matters

8.2	Opinion of Larry E. Temple as to certain tax matters

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm of the Registrant

23.2	Consent of Bracewell & Giuliani LLP, included as part of its opinion filed as Exhibit 5.1 and incorporated herein by reference

23.3	Consent of Bracewell & Giuliani LLP, included as part of its opinion filed as Exhibit 8.1 and incorporated herein by reference

23.4	Consent of Larry E. Temple, included as part of the opinion filed as Exhibit 8.2 and incorporated herein by reference

24.1	Power of Attorney of Directors and Officers of the Registrant, included on the signature page of this Form S-4 and incorporated herein by reference

99.1	Consent of Hovde Financial, Inc.

99.2	Form of Proxy for Special Meeting of Shareholders of 1st Choice Bancorp, Inc.

(1)	The Registrant has other long-term debt agreements that meet the exclusion set forth in Section 601(b)(4)(iii)(A) of Regulation S-K. The Registrant hereby agrees to furnish a copy of such agreements to the Commission upon request.